UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
FC Comstock 8, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
California

Date of organization
April 15, 2021

Physical address of issuer
200 North Harbor Blvd., Suite 211, Anaheim, CA 92805

Website of issuer
www.fiolacommunities.com

Name of intermediary through which the offering will be conducted
InfraShares Inc.

CIK number of intermediary
0001686389

SEC file number of intermediary
007-00107

CRD number, if applicable, of intermediary
288408

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
Issuer has paid to InfraShares, Inc. (**"InfraShares"**) a non-refundable, one-time administrative fee of $100. Upon successful completion of the offering (**"Offering"**), InfraShares shall be entitled to a non-refundable, one-time success fee equal to 1.5% of the gross proceeds of the Offering as well as a Security-compensation equal to 1% of the total number of Securities sold in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None.

Name of qualified third party "Escrow Agent" which the offering will utilize
North Capital Private Securities Corporation

Type of security offered
Preferred LLC Membership Interests

Target number of securities to be offered
16

Price (or method for determining price)
$5,000.00

Target offering amount
$80,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a Pro-rata basis

Maximum Offering amount (if different from target Offering amount)
$80,000.00

Deadline to reach the target offering amount
October 1, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target Offering amount at the Offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 2, 2021
FORM C

FC Comstock 8, LLC

---

16 Preferred Interests at $5,000 per Preferred Interest

Minimum Investment: $5,000 (1 Preferred Interest)
$30,000 Minimum Offering
$80,000 Maximum Offering

Valley Commercial, Inc., a California corporation doing business as Fiola Communities (**"Manager"**) is organizing FC Comstock 8, LLC, a California limited liability company (**"Company"**). The Company is being organized to raise, on a best effort's basis, a maximum of $80,000 and minimum of $30,000 (**"Offering"**) is being raised pursuant to Regulation Crowdfunding (**"Regulation CF"** or **"RCF"**) through InfraShares, in order to invest in an 8-unit value-add multi-family apartment community located at 7313 Comstock Avenue, Whittier, CA 90602. The purchase price of the property (hereafter referred to as **"Property"**) is $1,800,000. See section titled **Investment Plan and Process.**

The Company intends to capitalize on the near-term acquisition opportunities introduced by the current real estate/finance market and reposition the Property to bring the rents up to market. The Manager will attempt to sell the Property as soon as practical provided market/finance conditions are reasonably optimal to support a profitable sale of the Property. The Manager estimates a holding period of two (2) to five (5) years. The Company will be capitalized with equity capital through the Offering hereby of preferred membership interests (**"Preferred Interests"** or **"Preferred Membership Interests"**). The Manager, in consideration for its contribution of organizational services, will be issued common membership interests (**"Common Interests"** or **"Common Membership Interests"**).

THIS OFFERING INVOLVES SUBSTANTIAL RISKS. THESE RISKS INCLUDE, BY WAY OF ILLUSTRATION AND NOT LIMITATION, RISKS ASSOCIATED WITH THE FACT THAT: (I) THE PROCEEDS OF THE OFFERING MAY NOT BE SUFFICIENT TO PURCHASE, ENTITLE AND RESELL THE PROPERTY, (II) THE PREFERRED INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE FORMATION DOCUMENTS OF THE APPLICABLE STATE SECURITIES LAWS AND (III) THE OPERATION OF THE COMPANY INVOLVES TRANSACTIONS BETWEEN OR AMONG THE COMPANY, THE MANAGER AND/OR THEIR AFFILIATES WHICH MAY INVOLVE CONFLICTS OF INTERESTS. SEE "RISK FACTORS" AND "CONFLICTS OF INTEREST."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRIVATE PLACEMENT MEMORANDUM.

	PRICE TO INVESTORS	SERVICE FEES AND COMMISSIONS	NET PROCEEDS TO THE COMPANY (1)
Per Preferred Interest	$5,000	$75	$4,925
Minimum Offering (6 Preferred Interests)	$30,000	$450	$29,550
Maximum Offering (16Preferred Interests)	$80,000	$1,200	$78,800

Notes

(1) Amounts shown are proceeds assuming the entire $80,000 is raised, before deducting professional services ("**Professional Services**"), offering costs (**"Offering Costs"**), and organizational costs ("**Organizational Costs**") incurred in connection with the organization of the Offering including marketing, printing and other Manager operating costs and expenses directly and indirectly related to organizing the Company. See section titled **Use of Proceeds**. The Company reserves the right to contract with either one or more investment bankers ("**Investment Bankers**"), broker-dealers ("**Broker-Dealers**"), or duly registered crowdfunding companies (**"Crowdfunding Companies"**) for corporate advisory and/or placement services ("**Placement Services**") provided the Investment Bankers, Broker-Dealers, and Crowdfunding Companies (collectively referred to as "**Placement Agents**") are licensed (if they have to be) in compliance with the Financial Industry Regulatory Authority ("**FINRA**") and crowdfunding regulations (**"Crowdfunding Regulations"**). Such Placement Agents will be paid due diligence, placement fees, non-accountable expenses, trailer fees and/or a percentage interest in the Manager's participation interest in Company's operating, refinance and/or sale of the property proceeds (collectively referred to as "**Placement Fee**"). The exact amount of these Placement Fees cannot be determined at this time. The Offering size may be increased by the Manager in order for the Company to have the capital to pay the above described Placement Fees.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

(2) Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended.

(3) Not an investment company registered or required to be registered under the Investment Company Act of 1940.

(4) Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

(5) Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

(6) Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ABOUT THIS FORM C

The Investors should rely only on the information contained in this Form C. The Company has not authorized anyone to provide the Investors with information different from that contained in this Form C. The Company is offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. The Investor should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. The Company's business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

ONGOING REPORTING

The Company will file a report electronically with the Securities and Exchange Commission annually and post the report in a website portal for our members (each, a "Member") no later than 120 days after the end of the Company's fiscal year.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended;

(2) the Company has filed, since the Company's most recent sale of securities pursuant to Regulation CF, at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(3) the Company has filed, since the Company's most recent sale of securities pursuant to Regulation CF, annual reports for three years pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the securities (**"Securities"**) sold in this Offering, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

SUMMARY OF OFFERING

This summary of certain provisions of this Memorandum is intended only for convenient reference. It is not intended to be complete. The full text of this Memorandum, and the Exhibits should be read in detail and understood by each potential investor (**"Investor"**). The term "Investor" shall mean qualified individuals or entities or persons receiving this Memorandum and investing as an original Investor (**"Preferred Interest Holder"** or **"Preferred Member"**) in Preferred Interests of the limited liability company being organized hereby.

The Company and Financing Contemplated

The Company is being organized to raise a minimum of $785,000 and a maximum of $830,000 in order to invest in an 8 unit multi-family apartment community located at 7313 Comstock Avenue, Whittier, CA 90602 (**"Property"**). The purchase price of the Property is $1,800,000. The Company intends to capitalize on the near-term acquisition opportunities introduced by the current real estate/finance market and reposition the Property to bring the rents up to market. The Company will acquire the Property with the use of leverage by securing a new first trust deed loan (**"First Loan"**) and, if needed, a second trust deed loan. The type of First Loan will be either a 1-2-year bridge loan (**"Bridge Loan"**) and/or a longer term First Loan. As of the date of this Memorandum the Manager has secured a term sheet (**"TS"**) from China Trust Bank CTBC (USA) for a First Loan. This First Loan is in the amount of $1,200,000 secured by a first trust deed. This First Loan is for a term of 5 years. The interest rate is targeted to be a floating rate at WSJP plus 0.75% (currently 3.25%) with no floor rate. Interest-only monthly payment for first two years, and fixed monthly principal plus accrued interest for the remaining three years from the operating income of subject Property, over a 30-year amortization schedule. All the accrued unpaid interest and balloon unpaid principal due and payable at loan maturity. Should re-financing be arranged, the maximum loan-to-value (**"LTV"**) on the Property will not exceed 80 percent LTV based on lender's opinion of value plus the costs incurred to reposition/rehab the Property. The Manager will attempt to sell the Property when market/finance conditions are reasonably optimal to support a profitable sale of the Property.

The Company may in the future raise additional equity capital through the sale of Class A Preferred Interests (**"Class A Preferred Interests"**). This will be done if it becomes necessary because of one or more of the following conditions/circumstances:

- Increase for the Property rehab budget
- Increase Company reserve account
- Increase Property reserve account as recommended by the Company's property manager
- To pay-down or pay-off any mortgage debt

Any Class A Preferred Interests that may be sold in the future may have a preferred annual return greater than 8 percent. The Class A Preferred Interests would also have a preference on allocations from refinance or sale of the Property for the Class A Preferred Interests for return of capital.

The Company will be capitalized with equity capital through the Offering hereby of Preferred Membership Interests. The Manager, in consideration for its contribution of organizational services, will be issued common membership interests (**"Common Interests"**).

Employees

The Company currently has 0 employees.

The Manager

Valley Commercial, Inc., a California corporation doing business as Fiola Communities (**"FC"**), will be the Manager of the Company. The Manager will execute the investment plan (**"Investment Plan and Process"**) and manage the affairs of the Company. The Preferred Interest Holders will have limited voting rights under the terms of the Company's operating agreement (**"Operating Agreement" - See Exhibit A**). FC, as a company itself, will be managed by Richard Fiola. See section titled **Management.** The Company and its Manager's office is located at 200 North Harbor Blvd., Suite 211, Anaheim, CA 92805; the Company's mailing address is 25422 Trabuco Road, Suite 105-268, Lake Forest, CA 92630; telephone (714) 769-6500; www.FiolaCommunities.com. Further information about the Manager is available upon request. The Manager will seek to answer any inquiry in a timely manner.

Company's Investment Objectives

The Company is being organized by the Manager to acquire the Property for rehab/repositioning, increase the rental income, maximize net cash flow during the holding period, to sell the Property and to distribute to the Preferred Interest Holders and the Manager their allocable share of proceeds/assets available for distribution as soon as practically possible. See section titled Investment Plan and Process. The Manager's objectives are to execute the Company's Investment Plan and Process in order to preserve and protect the capital of the Company and to provide gains on sale with complete distribution of all cash and/or notes from sale to the Preferred Interest Holders and the Manager. The Manager cannot anticipate when exactly the Property may be sold; however, the Manager's target sale date is within two (2) to five (5) years from the closing date of the acquisition. In addition, the Manager has the right to sell the Property sooner if the market is favorable for such a sale. The decision to sell the Property is in the discretion of the Manager, and the projected resale date may be extended at the sole discretion of the Manager. Any refinance proceeds of the Property will be distributed to maintain the proper level of Property and Company reserve accounts, and any amount not so allocated will be available to Preferred Interest Holders and the Manager pursuant to their requisite allocation rights.

The Property Overview

Property Description. The Company will acquire a fee interest in a value-add apartment building in the City of Whittier. This property is located in the beautiful city of Whittier. This apartment community consists of a two-story, wood frame and stucco building comprising six (6) 1br/1ba and two (2) 2br/1ba apartment homes. This building was constructed in 1958 with composition roofing and has amenities including a laundry room and common area. The site has a total lot size area of 7001 square feet. The neighborhood consists primarily of similar small apartment communities and single-family housing. Properties in the subject neighborhood tend to be in average to good condition and the submarket is experiencing steady growth for an infill area with an increase number of rehabilitation projects. This building is in uptown Whittier where we will see some premiums to our rents. The subject properties have excellent proximity to regional employment and retail centers, Whittier College, entertainment centers, schools, airports, and regional shopping centers as well as easy access to I-5, I-605, and the CA-60 Freeways.

Number of Units:	Eight (8)
Unit Mix:	6 – 1br/1ba – 650 average square feet 2 – 2br/1ba – 900 average square feet
Density:	Unit density per acre 49 units/ac

Net Rentable Square Feet: 5706

Year Built: 1958

Building Type/Construction: Wood frame and stucco construction

Parking Type/Ratio: 4 carport parking spaces and 4 garage spaces – 1:1 plus open street parking

Interior Amenities: Nice floor plans with revived interior post rehabilitation

Common Area Amenities: Laundry and community area to see improvement

Location. The Property is located in Whittier, California, in Southeastern Los Angeles County. The City of Whittier has a population of approximately 85,331 while the County of Los Angeles has a population of approximately 9,818,605 according to the 2010 U.S. Census Bureau. Whittier is a working-class residential suburb of Los Angeles. The City consists of about 30% multifamily housing stock. The City of Whittier has experienced extensive rehabilitation and the area is continuing to prosper. Whittier is a working class residential suburb of Los Angeles. With a population of approximately 85,331 people, while the County of Los Angeles has a population of approximately 9,818,605 according to the 2010 U.S. Census Bureau. The area consists primarily of similar apartment communities and single-family homes. Properties in the subject neighborhood tend to be in average to good condition and the area is continuing to improve.



Hollywood Hills
East Hollywood
Larchmont
Echo Park
Cypress Park
Chinatown
Los Angeles
Arlington Heights
South Central
Vermont Harbor
Hyde Park
South Los Angeles
Huntington Park
South Gate
Lynwood
Harbor Gateway North
Compton
Gardena
Gardena Fwy
Northeast Torrance
Harbor Gateway South
Carson
South Pasadena
Hermon
Monterey Hills
University Hills
San Marino
Temple City
Monrovia Island
Alhambra
Rosemead
El Monte
Monterey Park
South El Monte
San Gabriel River Fwy
Pomona Fwy
Montebello
Commerce
Bell Gardens
Pico Rivera
Whittier City
Whittier
Los Neitos
Santa Fe Springs
Little Lake City
Downey
South Whittier
Norwalk
Norwalk-La Mirada
La Mirada
Bellflower
North Long Beach
Cerritos
Artesia
Buena Park
Lakewood
La Palma
Bixby Knolls/Los
Old Lakewood
Hawaiian

Whittier is situated approximately 15 miles (24 kilometres) inland of the Pacific Ocean, resulting in higher daytime temperatures, and since it lies at a higher elevations than the cities further west, cold air drains into lower elevation of the Los Angeles Basin which results in warmer night-time lows, producing an example of thermal inversion. Winter daytime highs typically range from 68 °F to 80 °F (20 °C to 27 °C) with overnight lows dropping to about 43 °F to 54 °F (6° to 12 °C). In the summer highs range from 78 °F to 95 °F (26 °C to 35 °C) and corresponding overnight lows in the 58 °F to 72 °F (14 °C to 22 °C). Rainfall follows a Mediterranean pattern with the majority of the rain falling during the winter months, while summer tend to be rather dry. The mean annual rainfall is approximately 14 inches.

According to Berkadia's Q3 2020 Market Report for South Los Angeles of Whittier claims average apartment occupancy in Los Angeles South rose 10 basis points during the third quarter to 96.5%. And while monthly effective rent dipped 0.4% to $1,927 during the same period, countywide effective rent fell 1.9%. The 6.0% countywide job growth from April to August of this year also bodes well for apartment fundamentals going forward. This demonstrates that while Whittier is affected by the pandemic, South Los Angeles is a relatively stable market during these uncertain times due to the availability of affordable housing. This property is ideally located as it is close-by to shopping centers, restaurants, schools (including Whittier College), a medical/hospital complex, and local attractions such as the Whittier Museum, Whittier Community Center, Community Theater, and Turnbull Canyon Park. For Fiola Communities, historically properties located in Whittier tend to run smoothly due to the desirability of the location for renters.

Significant Rental Upside. The Manager has studied the rental competition and sales prices for similar properties in this sub-market. The Manager's financial analysis is based on our findings, concluding that the purchase price being paid is very attractive. The Manager also believes that the rents projected are achievable and will possibly be exceeded.

Apartment Turns and Construction Management. The plan is to improve rents at the state allowed amount and focus on interiors as they turn. We anticipate 70% of residents will appreciate the improvements, be unable to find similar quality apartments even with our rising rents and remain residents allowing for more modest improvements to their units or more units to be completed. With cashflow and the unit turn expense allocation, the Manager believes it has the ability to update all the units, but the Manager's experience under rent control is that units will not turn quickly.

The Manager and the property management firm, namely Sullivan Property Management will monitor the progress of the rehabilitation plan. Manager's personnel pay regular visits to the site and conduct meetings with the property management firm on a weekly and as needed basis. The same methodology is used to maintain budgetary control of the capital improvement budget, which is monitored closely throughout the rehabilitation. The numbers in the budget are based on the Manager's experience in carrying out this type of work.

FINANCIAL HIGHLIGHTS					
Holding Period	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Investor Cash Flow	1.2%	2.3%	3.6%	5.2%	7.0%
Approximate Overall Annualized Rate of Return (Average based on sale in that year)	-32.6%	1.0%	12.6%	18.8%	20%
Two to Five Year Anticipated Holding Period					

The Offering

The Company is offering to Investors a minimum of $30,000 (**"Minimum Capitalization"**) and a total of $80,000 (**"Maximum Capitalization"**) Preferred Interests at a price of $5,000 per Preferred Interest payable in cash upon subscription (**"Subscription"**). The minimum investment required is 1 Preferred Interests, or $5,000. The Manager may, in its sole discretion, accept Subscriptions for less than the minimum number of Preferred Interests. The Manager has the right to sell Preferred Interests at any time during the life of the Company and to increase the size of the Offering at any time.

The Offering may terminate when the minimum offering (**"Minimum Offering"**) is reached but will terminate when the maximum offering (**"Maximum Offering"**) is reached or at the discretion of the Manager but no later than three months from the date of this Offering, subject to the right of the Manager on behalf of the Company to extend the closing date (**"Closing Date"**) for two 90 day extension periods (**"Offering Period"**). All amounts received initially from the sale of the Preferred Interests shall be placed in an escrow account at North Capital Private Securities Corporation, until the Minimum Offering of $30,000 is reached and financing (long or short-term) is secured so the escrow to purchase the Property is ready to close (**"Initial Closing"**). At such Initial Closing, the impounded funds may be released to the Company and can be used for investment purposes if the Property to be acquired by the Company is ready to close escrow with the seller.

The priority return (**"Priority Return"**) calculations (see below) for the Preferred Interest Holders will commence upon the date when a Preferred Interest Holder invests in the Company. If the Company does not acquire the Property, then any interest earned on the Investor's funds during the impound period will be paid to the Investors together with their original investment.

Preferred Interest Holders' Distributions of Cash Or Property From Operations

When distributions of cash or property from operations of the Property are made, such will be allocated to provide the following: first, to the Preferred Interest Holders to provide them an 8 percent cumulative annual simple return on investment (**"Priority Return"**), if not already paid from any other source; second, the balance of cash will be allocated 80 percent to the Preferred Interest Holders and 20 percent to the Manager. The calculation of Priority Return will begin on the date that an Investor's Subscription is accepted by the Manager and provided the Company closes escrow on the Property's purchase.

Preferred Interest Holders' Distributions of Cash or Property from Sale or Refinance

When distributions of cash or property from sale or refinance of the Property are made, such will be allocated to provide the following: first, to the Preferred Interest Holders to provide them an 8 percent cumulative annual simple return on investment (**"Priority Return"**), if not already paid from any other source; second, to the Preferred Interest Holders to provide them a return of capital if not already paid from any other source; third, the balance of cash or property will be allocated 80 percent to the Preferred Interest Holders and 20 percent to the Manager until the Preferred Interest Holders have received from all distributions their return of capital plus a 30 percent annual simple return; fourth, the balance of cash or property will be allocated 50 percent to the Preferred Interest Holders and 50 percent to the Manager. The calculation of Priority Return will begin on the date that an Investor's Subscription is accepted by the Manager and provided the Company closes escrow on the Property's purchase.

Limited Liability to Preferred Interest Holders

The liability of any Preferred Interest Holder for the debts and obligations of the Company will be limited to the amount of the Preferred Interest Holder's capital contribution and a share of the Company's assets and undistributed net income. See "Risk Factors – Special Risks Related to Preferred Interest Investors – Liability of Preferred Interest Holders."

Resale of Preferred Interests

There is no public market for the Preferred Interests. It is not anticipated or intended that one will develop. This is a non-liquid investment. See "Risk Factors – Special Risks Relating to Preferred Interest Investors – Resale of Preferred Interests". There are substantial restrictions on resales. Nevertheless, redemptions and resales to other Preferred Interest Holders are possible.

Manager Discretion to Capitalize the Offering with Tenant in Common ("TIC") Investors

The Manager intends to capitalize the Company through the sale of Preferred Interests. However, the Manager reserves the right to acquire the Property through a combination of Preferred Interest Investors and possible Investors completing tax deferred ("1031") exchanges (**"TIC Investors"**). If the Manager elects to purchase the Property through TIC Investors and this Company acting as tenant in common owners of the Property, then in such event the Manager will circulate to all the TIC and Preferred Interest Investors the TIC agreement the Company and the individual TIC Investors will have to execute to consummate the purchase of the Property. The minimum investment by a TIC Investor must be $250,000, subject to the right of the Manager to accept less.

Intellectual Property

The Company is dependent on the following intellectual property:

Not applicable.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company will issue the following outstanding Securities:

Type of security	Preferred LLC/Membership Interests
Amount outstanding	166
Voting Rights	Limited
Anti-Dilution Rights	Limited
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Limited
Percentage ownership of the Company by the holders of Preferred Membership Interests	100%

The Company has the following debt outstanding: Not applicable. Debt will be applied at the Property level, not the Company level.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $750,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is managed by Fiola Communities. The managing entity, Fiola Communities (“**Manager**”) is owned and controlled by Richard Fiola and several other full-time working principals.

Following the Offering, the Purchasers will own 3.6% of the Company if the Minimum Amount is raised and 9.6% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit D.

Operations

We are a pre-revenue Company and our primary expenses consist of the development and construction of the Project. Upon completion of construction and delivery of the apartments and subsequent lease-up, the Company will begin generating revenue from operations.

Liquidity and Capital Resources

The Offering proceeds are essential to the construction and operation of the Project. We plan to use the proceeds as set forth above under the "Use of Proceeds" section and is an indispensable element of the Company’s business objectives. The Offering proceeds will have a beneficial effect on our liquidity and closing of the construction for the Project.

The Company has the following sources of capital in addition to the proceeds from the Offering:
First mortgage loan in the amount of $1,200,000.00 and Preferred Member equity in the amount of $830,000.00 will be invested at the Property level.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The construction of the Comstock Apartment Homes development as contemplated in the Offering Documents.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit D.

RISK FACTORS

The purchase of Preferred Interests involves a number of significant risks. In addition to the general investment risks described throughout this Memorandum, Investors should consider the risks identified below. These risks seem to the Manager to be the most likely to be significant as of the date of this Memorandum. Prospective Investors should realize, however, that factors other than those set out below may ultimately affect their investment in a manner, and to a degree, which cannot be foreseen at this time.

An investment in Preferred Interests is speculative and involves a high degree of risk. Investors should carefully read this Memorandum. Investors should be able to afford the loss of all or a substantial part of their investment.

This Memorandum may contain forward-looking statements that include risks and uncertainties. The actual results of the Company may differ significantly from the results discussed in the forward-looking statements. Factors that may cause such differences include, but are not limited to, the risk factors discussed below.

It is impossible to predict accurately the results to an Investor from an investment in the Company. Investors should consider carefully the following risks, and Investors should consult with their own legal, tax and financial advisors with respect thereto.

Closing Of The Offering Risks

Possibly No Closing Or Failure To Reach Minimum Capitalization. If $30,000 is not subscribed for on or before the Closing Date, or any extension thereof, the Manager, or its principals, may purchase Preferred Interests to bring the Offering to a successful conclusion, or cancel the Offering and return the Investor's funds together with any interest earned thereon. If the Offering does reach Minimum Capitalization ($30,000), and the Manager takes the requisite steps to secure financing and close escrow on the Property, then in such event the Company will own the Property. There is no guarantee that the Manager will be able to sell all the Preferred Interests of this Offering. If a substantial number of Preferred Interests are unsold at the Closing Date, or any extension thereof, the Manager might not have the funds available in cash or credit lines to purchase all such unsold Preferred Interests. The consequences to the Company in such event are impossible to determine at this time. In addition, the Manager may, if the Offering is proceeding slowly, extend the Closing Date of the Offering. In addition, the Manager, if it has to use a Credit Facility to bring about a closing on the Offering, will charge back to the Company the interest, costs and expenses of such Credit Facility arranged by the Manager. Such charges to the Company will not exceed the actual period the Credit Facility is used, but in no event will the charges exceed 360 days. In such event, these charges will be an obligation of the Company and, thus, decrease the reserves initially set up by the Manager.

Real Estate Risks

Investing In Multifamily Real Estate Will Expose The Company To Risks. Multifamily real estate historically has experienced fluctuations and cycles in value, and the Company may buy and/or sell investments at less than optimal times. The marketability and value of the Company's investment will depend on many factors beyond its control. The ultimate performance of the Company's investment will be subject to the varying degrees of risk generally incident to the ownership and management of interests in, or related to, distressed multifamily real estate. The ultimate value of the Company's investment will depend on its ability to identify, acquire, manage, rehab/reposition and dispose of the Property in a profitable manner. Investment returns may be adversely affected by changes in national or international economic conditions; changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics; the financial condition of buyers and sellers of properties;

competition from prospective buyers for, and sellers of, other similar properties; changes in interest rates and in the availability and cost of financing; the impact of present or future environmental legislation and compliance with environmental laws; changes in property tax rates, valuations and other operating expenses; changes in federal or state income taxes; adverse changes in governmental laws, rules, fiscal policies or tax regulations; civil unrest; acts of God, including earthquakes, hurricanes and other natural disasters; acts of war; acts of terrorism (any of which may result in uninsured losses); adverse changes in zoning or land use laws (or the inability to obtain favorable zoning or other entitlements); and other factors that are beyond the Company's control. In the event that the Property experiences any of the foregoing events or occurrences, the value of and return on such investments would be negatively impacted.

The Company May Not Achieve The Targeted Rate Of Return On Its Investments. The Company will make its investment based on the Manager's estimates or projections of internal rates of return and current returns, which in turn are based on, among other considerations, assumptions regarding the performance of the Company's Property, the amount and terms of available financing and the manner and timing of dispositions, including possible asset recovery and remediation strategies, all of which are subject to significant uncertainty. In addition, events or conditions that have not been anticipated may occur and may have a significant effect on the actual rate of return on the Company's investment.

The Company Will Be Subject To The Risks Associated With Acquiring Discounted Real Estate Assets. The Company will be subject to the risks generally incident to the ownership of discounted real estate assets. Such assets may be purchased at a discount from historical cost due to substantial deferred maintenance, abandonment or poorly structured financing of the real estate or debt instruments underlying the assets, which has since lowered their value. Further, the continuing instability in the financial markets has limited the availability of lines of credit and the degree to which people and entities have access to cash to pay rents or debt service on the underlying assets. Such illiquidity has the effect of increasing vacancies, increasing bankruptcies and weakening interest rates commercial entities can charge consumers, which can all decrease the value of already discounted real estate assets. Should conditions worsen, the continued inability of the underlying real estate assets to produce income may weaken the Company's return on its investments.

Further, irrespective of the instability the financial markets may have on the return produced by discounted real estate assets, the evolving efforts to correct the instability make the valuation of such assets highly unpredictable. Though the Company intends to purchase the Property at a discount from historical cost, the fluctuation in market conditions makes judging the future performance of the Property difficult. There is a risk that the Property may not be purchased by the Company at the absolute discounted rate and that the Property may continue to decline in value.

Limited Representations And Warranties/Release Of Seller. The Manager is acquiring the Property "as is," with only limited representations and warranties from the seller regarding matters affecting the condition, use and ownership of the Property. Any representations, if given by the seller, survive the close of escrow between the seller and the Manager for a limited time. As a result, if defects in the Property, or other matters adversely affecting the Property are discovered, the Company may not be able to pursue a claim for any or all of its damages against the seller of the Property.

In addition, the Manager has not provided the Investors with any representations or warranties regarding the Property. Notwithstanding the above discussion, the Manager will perform its normal due diligence and feasibility analysis on and about the Property.

General Risks Of Multifamily Real Estate Investment. The Company will be subject to the many risks inherent in the location and purchase of multifamily real estate property pursuant to the Company's Investment Plan and Process. This includes rent control regulation, certain management, development and construction risks and delays, regulatory restrictions on raising rent, construction of improvements to multifamily real estate, changes in national and local economic conditions adversely affecting multifamily real estate values, periodic unavailability of real estate financing and uninsured property damage, among

others. Certain expenditures associated with multifamily real estate investments may increase over time, which could adversely affect the Company. Thus, the cost of improving the Property may increase. If there are cost overruns, the Company may have to advance funds in order to protect its investment or otherwise sell the Property at a loss. There can be no assurance that the Company will be successful in realizing appreciation in the value of the Property. A general decline in the multifamily real estate market could, in fact, result in the Company's losing some or all of its equity investment in the Property. The Manager has no obligation to repay to the Investors any of the capital contributions that the Investors are unable to recover from the operations of the Company and the sale of the Property.

Investment, Development And Building Industry Market Conditions. The investment, development and building industries are cyclical and are significantly affected by changes in national and local economic and other conditions, such as employment levels, availability of financing, interest rates, consumer confidence and demand. Because of the long-term financial commitment involved in purchasing real estate, general economic uncertainties tend to result in more caution on the part of real estate investors, developers and builders, which tends to result in fewer sales for any investor like the Company. Such uncertainties could adversely affect the performance of the Company. In addition, investors whom are the targeted purchasers of the Property from the Company are subject to various risks, many of which are outside their control, including conditions of supply and demand in local markets, weather conditions and natural disasters, such as earthquakes, delays in construction schedules, cost overruns, lack of financing, changes in government regulations, increases in real estate taxes or other local government fees and availability and cost of land, materials and labor. There can be no assurance that the occurrence of any of the foregoing will not have a material adverse effect on the Company's own investment efforts and/or its plan for selling the Property to other investors, syndicators, developers or builders. The investment, development and building industries are also subject to the potential for significant variability and fluctuations in real estate values, supply of investment capital and mortgage financing.

Uncertain Market Conditions Relating To The Future Disposition Of The Property Could Cause The Company To Sell Its Property At A Loss In The Future. The Company intends to hold its Property until the Manager determines that a sale or other disposition appears to be advantageous to achieve the Company's investment objectives. The Manager may exercise its discretion as to whether and when to sell the Property, and the Company will have no obligation to sell the Property at any particular time, except upon the Company's liquidation. The Company generally intends to hold the Property for an extended period, and the Company cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future. Because of the uncertainty of market conditions that may affect the future disposition of the Company's Property, the Company cannot assure you that it will be able to sell its Property at a profit in the future.

Competition. The investment, development and building industries are highly competitive and fragmented. Investors, developers and builders compete for desirable properties, financing, raw materials and skilled labor. The Company will compete for the sale of the Property with other current landowners in the area where the Property is located. The Company's competitors include investors, syndicators and large and small building companies, some of which may have greater financial resources than the Company. The Company and the Property may encounter substantial competition from other similar developments in the immediate area including other properties being developed near the Property. Some of such other properties may be more attractive than Company's Property in purchase price and location. Such competitive properties may reduce demand for the Property and result in decreased profits or in losses for the Company if it is able to sell the Property.

Need For Permits. The Company may have to obtain all necessary permits, approvals and clearances for its Property pursuant to its Investment Plan and Process. The inability of the Company to obtain such permits, approvals and clearances in a timely manner could result in substantial delays in the repositioning and sale of the Property. The inability to obtain permits, approvals or clearances at all could result in the failure of the Company to begin or complete repositioning of the Property and the inability of the Company to sell the Property. In either case, delay or inability to complete the Investment Plan and Process, the

financial condition of the Company and the return on investment to Investors could be substantially and adversely affected.

Governmental Regulation. During the repositioning process on the Property, the Company may have to obtain the approval of government authorities. The Company is also subject to a variety of federal, state and local statutes, ordinances, rules and regulations concerning protection of health and the environment. Such governmental regulation may result in delays, causing the Company to incur substantial compliance and other costs, and prohibit or severely restrict repositioning, which could have an adverse effect on the Company's business and results of operations.

Dependence On Local Market. There have been periods of time in any local market where economic growth has slowed. There can be no assurance that the demand for properties like the kind being invested in by the Company will not decline in the future. Adverse general economic conditions could have a material adverse impact on the operations of the Company.

Risk Of Material And Labor Shortages. The Company does not anticipate that it will experience any serious material or labor shortages; however, the construction industry in the past has, from time to time, experienced serious material and labor shortages. Delays in construction and higher costs due to these shortages could have an adverse effect upon the Company's operations.

Natural Risks. Climate conditions, such as unusually heavy or prolonged rain, drought or other natural disasters such as earthquakes or fires may affect the Company's operations. None of these events can be predicted.

Regulatory Problems. The Property may be adversely affected by regulatory, administrative or enforcement requirements by local, state or federal agencies in the land use, zoning and environmental areas, including, without limitations, matters relating to general cleanup of hazardous materials or toxic substances or those affecting the use of the Property for their intended purposes, such as habitat conservation, the protection of threatened or endangered species of plants and animals and land use controls. Restrictions may also relate to air and water quality statements, noise pollution and indirect environmental impacts, such as increased motor vehicle activity. Existing policies, as well as changes in policies, may result in the imposition of conditions or restrictions on the ability of the Company to obtain permits and approvals for the intended use of the Property until a sufficient mitigation plan is approved and implemented. The financial viability of the Investment Plan and Process may be substantially affected by the above referenced conditions and restrictions.

No Environmental Indemnity. Federal, state and local laws impose liability on an owner for releases or the otherwise improper presence on the premises of hazardous substances. This liability is without regard to fault for, or knowledge of, the presence of such substances. The Company may be held liable for hazardous materials brought onto the Property before it acquired title and for hazardous materials that are not discovered until after it sells the Property. Similar liability may occur under applicable state law. The Manager has not agreed to indemnify the Investors for any hazardous substances. Sellers will make limited or no representations regarding the Property's compliance with applicable laws. If any hazardous materials are found within the Property in violation of law at any time, the Company may be held liable for cleanup costs, fines, penalties and other costs, and they may have no recourse against a seller or the Manager. This potential liability will continue for the Company after the Property is sold and may apply to hazardous materials present within the Property before the Property was acquired. If losses arise from hazardous substance contamination that cannot be recovered from responsible parties, the financial viability of the Company may be substantially affected.

Hazardous Materials. The Company is purchasing the Property, and the Company will not be receiving any assurances from any seller with regard to environmental matters. There can be no assurance that adverse events have not occurred including contamination of the Property by hazardous materials.

Condemnation Of The Land. During the ownership of the Property, the Property could become subject to an eminent domain or inverse condemnation action. Such an action could have a material adverse effect on the marketability of the Property or the amount of return on investment for the Investors.

Possible TIC Owners of the Property. The Company may hold its interest in the Property as a co-owner with one or more individuals and entities. All the co-owners (from time to time may be referred to as **"TIC Owners" or "Co-Owners"**) will sign a co-ownership agreement (**"Co-Ownership Agreement"**). However, the execution of a Co-Ownership Agreement does not guarantee that disputes will not arise among the TIC Owners or between the TIC Owners and the Company. Ownership of the Property with other parties entails some risk. A TIC Owner may encumber its interest, fail to pay its share of the outstanding debts on the Property or fail to pay its proportionate share of the operating and compliance expenses and other assessments; all of which may have to be paid by the Company or other TIC Owners in order to protect their interest. In addition, a TIC Owner may, in case of a dispute, be able to force a sale or partition of the co-tenancy at a time when such disposition is disadvantageous to the TIC Owner.

None of the TIC Owners will have the right to exclusive ownership of the Property. As a result of this form of ownership, the TIC Owners may experience management, operations or financing difficulties. Such difficulties may increase the possibility of defaults arising under agreements binding the TIC Owners and/or any or all of the Property. All of the TIC Owners, as a matter of law, must approve certain decisions relating to the Property, including: any sale, exchange, lease or re-lease of all or a portion of the Property, any loans secured by the Property or modification thereof or the approval of any property management agreement or any extension, renewal or modification thereof. Failure to obtain any such approval may prevent actions deemed appropriate by the other TIC Owners, including, but not limited to, sale, exchange, transfer, or refinancing of the Property, and, consequently, the Property could be adversely affected. Because unanimous approval is required for certain decisions, one TIC Owner can prevent all of the other TIC Owners from selling or refinancing any Property or taking other actions requiring unanimous approval. In the event the TIC Owners do not approve any of the actions requiring unanimous consent of the TIC Owners, the Co-Ownership Agreement does not provide for a method, except for a partition action, to resolve the disagreement. Given this method of ownership and its restrictions, it is possible, and may even be likely, that the amount derived from a sale of an undivided interest in the Property will be less than the pro rata amount derived from a sale of the Property as a whole. In addition, the failure of any TIC Owner to fulfill its obligations could adversely affect the Property. Moreover, subject to restrictions imposed by the lender, including limiting the number of TIC Owner transfers, the TIC Owners may only transfer their undivided interests subject to a right of first refusal of the other TIC Owners. Each TIC Owner will, however, be responsible for compliance with applicable securities laws with respect to any such transfer. Pursuant to the terms of the Co-Ownership Agreement, upon a transfer, the transferor generally will be relieved of ongoing obligations under the Co-Ownership Agreement. However, the lender will impose restrictions on the transfer of undivided interests in the Property and the release of any TIC Owner's obligations under the loan.

Availability Of Financing And Market Conditions. The Company's Investment Plan and Process describes the Company repositioning the Property with the capital raised through this Offering of Preferred Interests. However, the Manager in its discretion may have to secure short-term financing in order to pay for the process. In such event, market fluctuations in the financing markets may affect the availability and cost of any loans needed for the Property if the Manager were to seek any short-term borrowings. Credit availability has been restricted in the past and may become so in the future. Restrictions upon the availability of financing or high interest rates on loans will adversely affect the Company and the ability to sell the Property.

Leverage; Potential Adverse Effect Of Indebtedness On Future Operations. The degree to which the Company is leveraged with any kind of secured or unsecured short-term loan (Bridge Loan or other short term borrowings) or long term secured Permanent Loan (**"Mortgage Loan Financing"**), could have an adverse impact on the Company, including (i) increased vulnerability to adverse general economic and market conditions; (ii) impaired ability to expand and respond to increased competition; (iii) impaired

ability to obtain additional financing for future working capital, capital expenditures and general corporate or other purposes; and (iv) requiring that a significant portion of cash provided by operating activities be used for the payment of debt obligations, thereby reducing funds available for operations and future business opportunities.

The possibility of the Company purchasing the Property with a short term Bridge Loan increases the risk of ownership by the Company. This increased risk is caused by the short term (2-3 years) of any Bridge Loan. If the Company cannot arrange an extension or modification of the Bridge Loan into a Permanent Loan, then the Company will have to secure a long term Permanent Loan to refinance and pay-off the Bridge Loan. There is no guarantee that the Manager can arrange such Permanent Loan.

Loan Terms. The terms of Mortgage Loan Financing for the First Loan (Permanent Loan) has been arranged with China Trust Bank according to the term sheet. Likewise the terms of any future Mortgage Loan Financing that refinances out the First Loan (Bridge Loan or Permanent Loan) will vary and the exact terms are unknown. It is anticipated that any Mortgage Loan Financing may not allow for any type of prepayment except shortly before the maturity date, and any prepayment may require the payment of a yield maintenance penalty or defeasance. Consequently, the Company may not be able to take advantage of favorable changes in interest rates.

Balloon Payments. Any Mortgage Loan Financing to be obtained by the Company may have short terms and require that the Company make a large balloon payment on the maturity date of the loan. If the Company is unable to make the balloon payment or to refinance any Mortgage Loan Financing including the First Loan for any reason, the Company's continued ownership of the Property would be jeopardized.

Carve-Outs to Nonrecourse Liability on Loan. The Manager anticipates that any Mortgage Loan Financing may be nonrecourse as to principal and interest. However, such Mortgage Loan Financing may involve a lender requiring as a condition for making any loan that the Manager on behalf of the Company and/or the other TIC Owners (hereinafter TIC Owners shall refer to the Company and 1031 Exchangers) remain liable for: (a) guaranteeing a certain percentage of the loan amount (**"Principal Guarantee"**); (b) all of the lenders carve-out (**"Carve-Out"**); or (c) liability under any cross-indemnity agreement (**"Cross-Indemnity Agreement"**) arising from a violation of a lender Carve-Out. These Carve-Outs would be anticipated to include: (i) fraud or intentional misrepresentation by a TIC Owner (including the Company's Manager), TIC Owner principal or any other such TIC Owner or TIC Owner principal in connection with the execution and the delivery of the loan documents or any certificate, report, financial statement or other instrument or document furnished to lender at the time of the closing of the loan or during the term of the loan; (ii) a TIC Owner's misapplication of rents received by such TIC Owner after the occurrence of an event of default under the loan; (iii) a TIC Owner's misapplication or misappropriation of tenant security deposits, rents collected in advance or other payments collected in advance; (iv) the misapplication or the misappropriation of insurance proceeds or awards by a TIC Owner; (v) a TIC Owner's failure to pay taxes or other charges (except to the extent that (A) sums sufficient to pay such amounts have been deposited in escrow with lenders pursuant to the terms hereof and there exists no impediment to lender utilization thereof, or (B) there is insufficient cash flow from the operation of the Property and such cash flow is not utilized for the payment of debt service and deposits into the monthly reserve accounts as required pursuant to the loan documents or other expenses necessary for the operation of the Property); (vi) a TIC Owner's failure to return or reimburse lender for all personal property taken from the Property by or on behalf of such TIC Owner and not replaced with personal property of the same utility and of the same or greater value, unless such personal property was not material to the operation and value of the Property; (vii) any act of intentional waste or arson by any TIC Owner, principal, affiliate, member or general partner thereof or by such TIC Owner's guarantor, principal, affiliate, member or general partner thereof; (viii) violations of the covenants related to environmental matters at the Property; (ix) a TIC Owner's termination or attempted termination of the Properties or replacement of the Manager without lenders prior written consent; (x) violations of the covenants related to any letters of credits provided to lender; (xi) a violation of the covenants related to any master leases; (xii) a voluntary or collusive breach of any of the covenants relating to the transfers of the Property (other than with respect to the entering into of leases, easements,

restrictive covenants, licenses or occupancy agreements not permitted pursuant to the terms of the loan documents); or (xiii) a breach by a TIC Owner, TIC Owner principal and/or their affiliates of any of the covenants related to the separateness or single purpose entity provision of such TIC Owner, to the extent that such breach is (A) material and (B) is not cured within fifteen (15) days of the earlier to occur of notice from lender or such TIC Owner's knowledge of such breach (except with respect to unsecured trade and operational payable if the same occurs as a result of the economic performance of the Property).

Except for the items described in (i) and (xiii) above, each TIC Owner is only responsible for recourse liability caused by its own actions. Any loan with these Carve-Outs will become fully recourse to a TIC Owner upon the occurrence of the following (collectively, the "Springing Recourse Events"): (i) the Property or any part thereof shall become an asset in a voluntary bankruptcy or insolvency proceeding of such TIC Owner; (ii) a TIC Owner, TIC Owner principal or any affiliates, officer, director, or representative which controls, directly or indirectly, such TIC Owner or TIC Owner principal files, or joins in the filing of, an involuntary petition against such TIC Owner under any creditors rights laws, or solicits, or causes to be solicited, petitioning creditors for any involuntary petition against such TIC Owner from any person that is not dismissed within ninety (90) days; (iii) a TIC Owner files an answer consenting to, or otherwise acquiescing or joining in, any involuntary petition filed against it, by any other person under any creditors rights laws, or solicits, or causes to be solicited, petitioning creditors for any involuntary petition from any person that is not dismissed within ninety (90) days; (iv) any affiliate, officer, director or representative which controls a TIC Owner's consent to, acquiescence in or joining in an application for the appointment of a custodian, receiver, trustee or examiner for such TIC Owner or any portion of the Property that is not dismissed within ninety (90) days or (v) a partition action affecting the Property is commenced and such proceeding is not dismissed in accordance with the terms of the loan documents. In addition, each TIC Owner and its principal may be required to sign an environmental liability agreement and could be jointly and severally liable for all environmental matters related to the Property. The Manager may negotiate with any lender on terms that provide that the Manager will either alone be responsible for the above described Carve-Outs and/or the Manager will be a guarantor of these Carve-Out responsibilities of the TIC Owners.

Events Of Default. It is anticipated that any loans may include certain events of default, including nonpayment of any portion of the loan when due, nonpayment of taxes when due, transfers in violation of the loan documents, assignment of the Property for the benefit of creditors, bankruptcy or insolvency, termination of the Property Manager without appointing a replacement property manager approved by the Lender, obtaining subordinate financing, the alteration of the Property unless permitted under the loan documents and other events. There can be no assurance that events of default will be as described above.

Need To Refinance Loan. It is anticipated that any Mortgage Loan Financing and/or low interest unsecured loans will require balloon payments when the loans mature. Consequently, the Company would be required to refinance the loans on or before such date. If the Company is unable to sell the Property and is unable to refinance the loans for any reason, the continued ownership of the Property by the Company may be jeopardized. Based on historical interest rates, current interest rates are low and, as a result, it is likely that the interest rate that will be obtained upon refinancing will be higher than that of the loan.

Availability Of Financing And Market Conditions. Market fluctuations in real estate loans may affect the availability and cost of long-term or short-term loans needed for the Property. Credit availability has been restricted in the past and may become so in the future. Restrictions upon the availability of real estate financing or high interest rates on real estate loans will adversely affect the Company and the ability to sell the Property. In addition, it is anticipated that Lender may restrict the ability to obtain any subordination.

Uninsured Losses. The Company will obtain, as is customarily required for properties like the Company's, insurance to cover it against certain risks during the time the Property is being repositioned. There are certain types of losses (generally of a catastrophic nature, such as earthquakes and floods, as well as punitive damages) that are either uninsured or underinsured personal injury, death or property damage claims. In addition, the Company may be required to repay short-term loans such as credit facilities if insurance proceeds are not adequate to fully restore any damage to the Property. Should any such uninsured loss

occur, the Company could suffer a loss of all anticipated profits, distributions or other returns. A Preferred Interest Holder's risk will be limited to the amount invested.

Easements. The Property may be subject to several easements, including several utility easements. Under the terms of any such easements, the Property may not be able to erect or place any structure on the easements without the approval of the grantee under the easement. Under the terms of any such easements, the Company may be required to remove the offending improvements or otherwise incur expenses resolving the conflict which may exceed the coverage afforded by the title insurance. The encroachments could, therefore, adversely affect the financial performance of the Company.

Risk Associated With Ownership Of A Single Property. The Company will not have material assets or operations other than the Property. Accordingly, the Company is subject to greater risks than a more diversified real estate fund.

Risk Associated With COVID-19. Public health officials have recommended and mandated precautions to mitigate the spread of COVID-19, including prohibitions on congregating in heavily populated areas, shelter-in-place orders or similar measures. Our results may be adversely impacted by these actions and other actions taken to contain or treat the impact of COVID-19, and the extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted. COVID-19 and the governmental and other responses to COVID-19 continue to develop, and the ultimate impact on the Company cannot be predicted. There is risk that COVID-19 significantly affects the U.S. real estate market, including through low U.S. mortgage rates, decreasing property values, and reduced demand for residential and commercial real estate and increased vacancies if consumers demand properties which accommodate increased social distancing, the result of which could have a material adverse effect on the Company's business.

Risks Relating To The Formation And Internal Operation Of The Company

New Venture. Although the principals have a long record of success in the industry, the Company has no prior operating history. The Company and the Manager are subject to the risks involved with any speculative new venture. No assurance can be given that the Company will be profitable.

Inadequacy Of Company Funds. The Company will have limited capital available to it. Even if the Company raises the maximum capital contemplated by this Offering, such proceeds may not be sufficient to meet the Company's operating requirements. If the Company's entire capital is fully expended and additional costs cannot be funded from short-term borrowings or capital from other sources, then the Company's financial condition, results of operations and business performance would be materially adversely affected. There is no assurance that the Company will have adequate capital to conduct its business. If the Company has to raise in the future additional equity capital, then the Investor in the Company will suffer dilution and possible priority of return risks.

No Guaranteed Cash Distributions. There can be no assurance that cash distributions will be made or, if made, whether those distributions will be made when anticipated. The Manager will use its best efforts to distribute sufficient cash from activities of the Company to enable the Preferred Interest Holders to pay any tax imposed on any taxable income generated by the Company.

Anticipated Losses During First Years Of Ownership. It is anticipated that the Company will experience losses during the early investment period of the Property. As a result, it is likely that the Preferred Interest Holders of the Company will not receive distributions from any such Property and that losses for accounting purposes will be allocated to the Preferred Interest Holders during this time period.

Reliance On Management. Although the principals of the Manager have investment, development, construction and management experience, the Company is a newly-formed entity with no investment, development or management experience. All decisions regarding management of the Company's affairs

will be made exclusively by the Manager and not by the Preferred Interest Holders. Accordingly, no person should purchase Preferred Interests unless that person is willing to entrust all aspects of management and repositioning to the Manager or its successor(s). Potential Investors must carefully evaluate the personal experience and business performance of the principals and affiliates of the Manager. The Manager will also likely retain independent contractors to provide services to the Company regarding the repositioning, management or sale of the Property. Such contractors have no fiduciary duty to the Preferred Interest Holders and may not perform as expected.

Conflicts Of Interest. The principals of the Manager are employed independently of the Company and may engage in other activities. The Manager will have conflicts of interest in allocating management time, services and functions between various existing enterprises and future enterprises the Manager may organize, as well as other business ventures in which the Manager may be or become involved, including, without limitation, the development and construction of other projects through affiliates of the Company. The Manager, however, believes that the Manager will have sufficient staff, consultants and independent contractors to perform adequately its responsibilities to the Company. See "Conflicts of Interest."

Receipt Of Compensation Regardless Of Profitability. The Manager and its affiliates are entitled to receive certain fees and other compensation, payments and reimbursements regardless of whether the Company realizes a profit or a loss. See "Compensation to Management."

Limited Resources Of The Manager. The Manager believes it has the financial resources to serve and satisfy its obligations as the Manager of the Company. A significant financial reversal for the Manager could adversely affect the ability of the Manager to satisfy its financial obligations to the Company and to operate the Company. In addition, the Manager and/or their principals may currently have or be subject in the future to past, current or future creditors or claimants. These creditors or claimants, if successful in pursuing their rights and claims, may file liens on any real or personal property owned now or in the future by the Managers and/or their principals. Such actions and/or liens against the Managers and/or their principals may affect the financial stability of the Managers and/or their principals. The consequences are difficult to predict. The Managers and/or their principals, upon request of any Investor, will disclose and explain past and current financial conditions and any claims pending.

No Financial Statements Of The Manager. This Memorandum does not contain financial statements of the Manager.

Loss On Dissolution And Termination. In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company will be distributed among the Preferred Interest Holders and the Manager, but only after payment of any loans and the satisfaction of claims of third-party creditors of the Company and certain loans or fees owed to the Manager or its affiliates. The ability of a Preferred Interest Holder to recover all or any portion of such Preferred Interest Holder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize gains on such liquidation.

Future Potential Litigation. The Company and its affiliates may, in the future, become involved in litigation with third parties. The results of litigation, if any, could have a material adverse impact on the Company and its business, operating results and financial condition. There is no assurance that the Company will not be subject to litigation, will prevail in any of its litigation or that the litigation will not result in material loss to the Company and a complete loss of the Preferred Interest Holder's investment.

Limitation Of Liability/Indemnification Of The Manager. The Manager and its attorneys, agents and employees may not be liable to the Company or the Preferred Interest Holders for errors of judgment or other acts or omissions not constituting gross negligence or willful malfeasance as a result of certain indemnification provisions in the Operation Agreement. A successful claim for such indemnification would deplete the Company's assets by the amount paid.

Unrelated Liabilities Of The Manager And Its Affiliates. Affiliates and principals of the Manager are managers of a number of limited liability companies and general partners of a number of partnerships. The Manager, its principals and its affiliates are not precluded from being a manager in other limited liability companies or a general partner of other partnerships in the future. In addition, the Manager, its principals and its affiliates may act as a guarantor of loans on other projects. If the liabilities of one of these partnerships or liabilities of a Manager attributable to a limited liability company exceed the assets of the Manager, its principals or its affiliates, the contingent liabilities of the Manager, its principals and its affiliates, as a manager or general partner of such limited liability company or partnership, could exceed the Manager or its affiliate's net worth. If the Manager, its principals or one if its affiliates are adjudicated bankrupt as a result of these partnerships or limited liability companies, a new Manager might be substituted for the Company.

The Company's Exclusion From Regulation Under The Investment Company Act Of 1940 Depends On The Nature Of Its Real Estate Investments

The Company intends to operate its business so as to be excluded from the definition of an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). If the Company fails to qualify for an exclusion, it may be required to restructure its activities or register as an investment company, which would subject the Company to substantial governmental regulation concerning its management, operations, transactions with affiliated persons, portfolio composition and other matters. In this regard, the Manager believes that the Company will meet the exclusions from the definition of an "Investment Company" under Section 3(b)(1), Section 3(c)(1), Section 3(c)(5)(C) and/or Section 3(c)(6) of the Investment Company Act, which, respectively, excludes companies: (i) that are primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities; (ii) whose securities are beneficially owned by not more than one hundred persons and which is not making, and does not presently propose to make, a public offering of its securities; (iii) that do not issue redeemable securities and are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate; and (iv) that are primarily engaged, directly or through subsidiaries, in one or more businesses as described in (iii) above (which not less than 25 percent of such company's gross income during its last fiscal year was derived), together with an additional business or businesses other than investing, reinvesting, owning, holding or trading in securities.

An Investment In The Company May Not Be Consistent With Section 404 Of ERISA. Persons acting as fiduciaries on behalf of qualified profit sharing, pension or other retirement trusts subject to the Employee Retirement Income Security Act of 1974 ("ERISA") should satisfy themselves that an investment in the Company is consistent with Section 404 of ERISA and that the investment is prudent, taking into consideration cash flow and other objectives of the Investor.

The Company And/Or Any Of Its Investors May Be Required To Publicly Disclose Confidential Information Regarding The Company, Which Could Have A Material Adverse Effect Upon The Company And/Or Its Investors. Under "freedom of information," "sunshine," "public records" and similar laws, certain governmental or other regulated entities such as state universities and pension funds may be required to publicly disclose confidential information regarding the Company, notwithstanding contractual obligations (such as those contained in the Company's Operating Agreement) to the contrary. Any such disclosure could have a material adverse effect upon the Company and could even expose the Company, the Manager or the members of the Manager to claims for damages.

Special Risks Relating To Preferred Interest Investors

Liability Of Preferred Interests Holder. By purchasing Preferred Interests, Investors will become Preferred Interest Holders in the Company. As Preferred Interest Holders, their personal liability for the obligations of the Company will generally be limited to the amount of their capital contributions and their rights to the Company's undistributed income. However, members in a limited liability company may be

liable for the return of a distribution to the extent that (a) the member had actual knowledge of facts indicating that the limited liability company would not be able to pay its debts as they became due in the usual course of business or that the limited liability company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the limited liability company were to be dissolved at the time of the distribution, to satisfy the preferential rights of other members upon dissolution that are superior to the rights of the member receiving the distribution, and (b) immediately after the distribution all liabilities of the limited liability company (exclusive of liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specified property of the limited liability company) exceed the fair market value of the limited liability company's assets. Otherwise members are generally not liable for the debts and obligations of a limited liability company beyond the amount of the capital contributions they have made or are required to make under its operating agreement.

As provided in the Operating Agreement, the Preferred Interest Holders may, under certain circumstances and with certain voting requirements, take certain other actions with respect to the Company. See Exhibit A.

The principles of law governing a limitation on the members in a limited liability company have not been authoritatively established as to limited liability companies organized under the laws of one state, but operating, incurring obligations or having members residing in other states. Therefore, an argument can be made that the voting rights afforded the members may be construed as participation in the control of the business of the limited liability company, thereby subjecting the members to the risk of being generally liable for its debts and obligation.

Resale Of Preferred Interests. The Preferred Interests have limited marketability. There is no public trading market for them and none is anticipated to develop. They may not be readily accepted as collateral for a loan. Consequently, holders of Preferred Interests may not be able to liquidate them in the event of financial emergency. The purchase of Preferred Interests may result in adverse tax consequences. The Company will not likely make a Section 754 election (which would permit an adjustment in the basis of the assets) for a transferee Member for the purpose of computing his/her/its share of the depreciation and gain or loss on a sale. As a result, a Preferred Interest Holder's ability to transfer its Preferred Interests may be impaired.

Lack Of Sufficient Cash To Pay Taxes. The Company expects to be taxed as a partnership for federal income tax purposes. As a result, each of the Investors will be required to report its allocable share of the Company's net income, gain or loss for each taxable year, as determined under the Operating Agreement. There can be no assurance that the amount of any distributions to an Investor from the Company will at least equal the amount of the Investor's federal, state and local income tax liabilities with respect to the Investor's allocable share of the Company's net income and gain for any tax year.

Possible Dilution. In the event the Company sells any Class A Preferred Interests in the future (See Summary of Offering – The Company and Financing Contemplated) there would be a dilution of ownership percentage of the original Preferred Interests Holders.

Tax Risks Of The Preferred Interest Investors

General. There are risks associated with the federal income tax consequences currently anticipated to be available to members in a limited liability company. The Company will not seek any rulings from the Internal Revenue Service ("Service" or "IRS") regarding any tax issues. There can be no assurance that any favorable tax treatment will not be modified or eliminated by legislative, judicial or administrative action at any time during the term of the Company. Such consequences are complex and involve risks. Therefore, beyond reviewing this summary and discussion of "Tax Aspects," prospective Preferred Interest Holders are strongly urged to consult with their own tax advisors, with specific reference to their own tax positions.

The discussion of the tax aspects contained in the Memorandum is based on law presently in effect and Investors should be aware that any new tax law changes due to the recent tax proposals of the Biden Administration, administrative, legislative or judicial action could significantly change the tax aspects of the Company.

The Company intends to file partnership federal and state information income tax returns for each of its accounting years.

Among the federal income tax risks associated with an investment in the Preferred Interests are the possibilities that follow:

Classification As A Corporation. Although unlikely, the Company could be classified as a corporation for federal income tax purposes, rather than as a partnership. If the Company is determined to be taxable as a corporation, it will be required to pay federal income tax on its income, its deductions and credits will not be passed through to its Preferred Interest Holders and its distributions will be taxable to its Preferred Interest Holders as dividends to the extent of its current and accumulated earnings and profits. Such a change in its status might be treated by the Service as a taxable event, in which case, its Preferred Interest Holders could incur a tax liability without a corresponding distribution with which to pay such liability.

The Service May Challenge The Company's Allocations Of Income, Gain, Loss And Deduction. The Operating Agreement provides for the allocation of income, gain, loss and deduction among the Preferred and Common Interest Holders and the Manager. The rules regarding partnership allocations are complex. It is possible that the IRS could successfully challenge the allocations in the Operating Agreement and reallocate items of income, gain, loss or deduction in a manner which reduces benefits or increases income allocable to the members.

The IRS May Disallow Deduction Of Fees And Expenses Or Reallocate Basis. The IRS may challenge or disallow the Company's deduction of some or all of its fees and expenses. The IRS could seek to reallocate the basis in the Property among land, improvements and personal property. This could result in reduced tax losses or increased income without a corresponding increase in net cash flow to Preferred Members.

Preferred Interest Holders May Be Taxed On Income, Which Exceeds The Cash Distributions. In any year in which the Company reports income or gain in excess of expenses, Preferred Interest Holders will be required to report their share of such net income on their personal income tax returns even though they may have received total cash distributions which are less than the amount of net income they must report.

Future Changes. Congress may amend the Internal Revenue Code (the "Code"), and court decisions could change the interpretation and application of the Code, possibly with retroactive effect. There can be no assurance that there will not be changes in the Code during the period of any Preferred Interest Holder's investment in the Preferred Interests. Any such change might materially affect the analysis of the federal income tax consequences presented in this Memorandum and the income tax consequences of an investment in the Interests. The income tax benefits of an investment in the Preferred Interests could be lost, or substantial income tax liabilities incurred, by reason of such changes.

Audits. The income tax returns of the Company may be audited by the Service. The Service is currently engaged in an intensified audit program of partnerships and limited liability companies. Although its primary focus has been on so-called "tax-shelter partnerships," it has also conducted more audits of other partnerships, including limited liability companies. These audits will be conducted at the Company level, and the tax treatment of the Company's income tax items will be determined in a unified partnership proceeding, rather than in separate proceedings with its partners. The Manager will be designated as the "tax matters partner" and will represent the Company in audits and other inquiries or proceedings before the Service. The Manager may settle controversies with the Service on behalf of, and any such settlement

will be binding upon, Preferred Members who have less than a 1 percent interest in the Company's profits, unless one or more of the Preferred Members notifies the Service that the tax matters partner may not act on the Preferred Member's behalf, or unless they are members of a group of Preferred Members whose aggregate interest in the Company's profits equals or exceeds 5 percent, and who designate one of their members to receive notices from the Service.

If an audit occurs, the individual returns of the Preferred Members may also be audited, and any such audit could involve items unrelated to the Company. Further, even if the Service is not successful in contesting the Company's income tax return, the Company, and the Preferred Members who opposed the Service, could incur substantial legal, accounting or other expenses in connection with any such contest. If the Service successfully contests the Company's income tax return, it may impose a nondeductible addition to tax as tax deficiency and interest on the deficiency at the statutory rate of interest set semi-annually and compounded daily, together with any penalties assessed. A penalty of 20 percent is imposed upon any substantial underpayment of income taxes due to an understatement of income tax liability on a federal income tax return.

Deductions. All of the deductions claimed by the Company for federal income tax purposes may not be allowed. The availability and amount of various deductions taken by the Company will depend not only upon general legal principles but also upon various factual determinations relating to the nature of the Company's operations, as to which no legal opinions are expressed.

There can be no assurance that these deductions will not be contested or disallowed by the Service, or that the Service will not challenge the amount of any deductions for the period of the year in which they were claimed.

Allocations of Income and Loss. The allocations of income and loss to the members may be reallocated among them. Section 704(b) of the Code generally provides that an allocation of items of partnership income, gain, loss, deduction or credit among members of a partnership will be controlled by the agreement if the partner receiving the allocation can demonstrate that the allocation has "substantial economic effect." On December 24, 1985, and September 8, 1986, the Treasury Department adopted Final Treasury Regulations Section 1.704-1(b), which is effective for taxable years beginning after May 1, 1986. On September 8, 1986, the Treasury Department adopted Final Treasury Regulations relating to allocations of loss and deductions attributable to non-recourse debt of a partnership. Nevertheless, the way in which the standard of substantial economic effect will be applied to particular factual circumstances, how much weight can be given to the regulations and cases interpreting the phrase "substantial economic effect," as it existed prior to the 1976 amendment of Section 704(b) of the Code, remain unclear. Therefore, there can be no assurance that the allocations of specific items of income, gain, loss, deductions or credit set out in the Operating Agreement will be recognized by the Service.

State And Local Taxes. Preferred Interest Holders should consider potential state and local income tax consequences of an investment in the Interests. A Member's allocable share of the Company's net income or net loss generally will be required to be included in his/her/its taxable income or loss for state or local income tax purposes. The tax treatment of particular items under state or local income tax laws may vary materially from the federal income tax treatment of such items. In addition, to the extent the Company operates in a particular jurisdiction, estate or inheritance taxes may be applicable upon the death of a Member. Preferred Interest Holders should consult their own tax advisors with respect to these matters. Many states have implemented or are implementing programs to require entities taxed as partnerships to withhold any state income taxes owed by nonresident members on income-producing properties located in their states. The Company may be required to withhold state taxes from cash distributions otherwise payable to the members. These collection and filing requirements at the state or local level, and the possible imposition of state or local income, franchise or other taxes on the Company, may result in increases in the Company's administrative expenses, which would reduce cash available for distribution to the members. Members' tax return filing obligations and expenses may also be increased as a result of expanded state and local filing obligations. The Company encourages Preferred Interest Holders to consult with their own tax

advisor on the impact of applicable state and local taxes and state tax withholding requirements.

Unrelated Business Taxable Income. The Company may generate unrelated business taxable income. Tax exempt entities should consult their own tax counsel regarding the effect of any unrelated business taxable income. See "Tax Aspects" and "ERISA Considerations."

Sale Or Other Disposition Of Company Property. If the Property and its use constitute capital assets in the hands of the Company, any profit or loss realized by the Company on a sale or exchange (except to the extent that such profit represents depreciation recapture taxable as ordinary income) will be treated as capital gain or loss under the Code. If, however, it is determined that Company is a "dealer" in real estate for federal income tax purposes the gain or loss will be treated as ordinary income or loss. The question of "dealer" status is a question of fact to be determined at the time of the sale of the Property. Consequently, it is not possible to predict with consistency whether any profit from selling the Property will be taxed as ordinary income or capital gain.

Risks Relating To Private Offerings And Lack of Liquidity

Limited Transferability Of Securities. Each Preferred Interest Holder will be required to represent: that he/she/it is acquiring his/her/its Preferred Interest for investment and not with a view to distribution or resale, that such Investor understands the Preferred Interests are not freely transferable, that such Investor must bear the economic risk of investment in Preferred Interests for an indefinite period of time because the Interests have not been registered under the Securities Act or certain applicable state "Blue Sky" or securities laws and that the Preferred Interests cannot be sold unless they are subsequently registered or an exemption from such registration is available. There will be no market for the Preferred Interests and Investors cannot expect to be able to liquidate their investment in case of an emergency. Further, the sale of the Interests may have adverse federal income tax consequences. The transfer of Preferred Interests may require the prior written consent of any lender, if there is one.

Offering Not Registered With The Securities And Exchange Commission Or State Securities Authorities. The Offering of the Preferred Interests will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or the securities commission of any state. The Preferred Interests are being offered in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws applicable only to offers and sales to Investors meeting the suitability requirements set forth herein.

Private Offering Exemption – Compliance With Requirements. Any Preferred Interests are being offered to Investors and will be sold to Investors in reliance upon a private offering exemption from registration provided in the Securities Act of 1933. If the Manager should fail to comply with the requirements of such exemption, the Investors would have the right to rescind their purchase of their Preferred Interests if they so desired. It is possible that one or more Investors seeking rescission could succeed. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

Availability Of Exemption For Other Offerings. Other offerings by affiliates of the Manager have been made in reliance upon exemptions under federal and state securities laws; no assurance can be given, however, that such exemptions were available or that the compliance requirements were met. If exemptions were not available for those offerings, the manager or general partner of such programs would incur significant liability, including return of amounts paid. Because the shareholders and officers of the affiliates of the Manager are also shareholders and officers of the managers and general partners of those programs, the management resources of the Manager and its affiliates could be adversely affected by liabilities incurred by those programs.

Purchase Of Interests By The Manager. The Manager or its affiliates may purchase Preferred Interests

and may, in their sole discretion, purchase Preferred Interests for any reason deemed appropriate by them, including, but not limited to, causing the Company to attain the Minimum Offering or the Maximum Offering. The Manager or its affiliates will have the same rights as other Preferred Members with respect to any Preferred Interests, including the right to vote on all matters subject to the vote of Preferred Interest Holders.

No Representation Of Preferred Interest Holders. Under the Operating Agreement, each of the Preferred Interest Holders acknowledges and agrees that counsel representing the Company, the Manager and its affiliates does not represent, and shall not be deemed under the applicable codes of professional responsibility, to have represented or to be representing any or all of the Preferred Interest Holders in any respect.

Investment By Tax-Exempt Purchasers. In considering an investment in Preferred Interests of a portion of the assets of a trust of a pension or profit-sharing plan qualified under Section 401(a) of the Code and exempt from tax under Section 501(a), a fiduciary should consider: (i) that the plan, although generally exempt from federal income taxation, could be subject to income taxation were its income from an investment in the Company and other unrelated business taxable income to exceed $1,000 in any taxable year (the Company may generate unrelated business taxable income), (ii) whether an investment in the Company is advisable given the definition of plan assets under ERISA and that status of Department of Labor regulations regarding the definition of plan assets, (iii) whether the investment is in accordance with plan documents and satisfies the diversification requirements of Section 404(a) of ERISA, (iv) whether the investment is prudent under Section 404(a) of ERISA, considering the nature of an investment in, and the compensation structure of, the Company and the potential lack of liquidity of the Preferred Interests, (v) that the Company has no history of operations and (vi) whether the Company or any affiliate is a fiduciary or party in interest to the plan.

SUITABILITY STANDARDS

The Manager will require each Investor admitted as a Preferred Interest Holder of the Company to satisfy the suitability standards set out below and to make the representations detailed in the Subscription Documents. See Exhibit B.

The Preferred Interests will be sold only to Investors who: 1) purchase a minimum of 1 Preferred Interest ($5,000); and 2) who represent in writing that they meet the suitability standards set for Investors by the Manager and federal and/or state law. The Manager, in its sole discretion, may permit the purchase of less than the required minimum number of Preferred Interests. Only persons of adequate financial means, who have no need for liquidity in their investments, should purchase Preferred Interests, because these Interests involve certain risks. See “Risk Factors.” There is no public market for these Preferred Interests, and one is not expected to develop. Because there will be only a limited number of Preferred Interests, there are significant restrictions on transfers, and the Preferred Interests have not been registered under the securities laws of any state and, therefore, cannot be sold unless either they are subsequently registered under applicable law, which the Manager does not anticipate doing, or an exemption from registration is available or meets the transfer restriction provisions pursuant to the Operating Agreement. Neither the Manager nor the Company will be obligated, or intend, to redeem or purchase any Investor’s Preferred Interests.

Accredited Investors

Under Section 3(b) of the Securities Act and Rule 501(a) of Regulation D thereunder, an Accredited Investor must meet one or more of the following categories:

1) The Investor is a natural person who has a net worth or joint net worth with the Investor’s spouse exceeding $1,000,000 (exclusive of the equity in their primary residence) at the time of the Investor’s purchase; or

2) The Investor is a natural person who had an individual income in excess of $200,000 in each of the two most recent years and who reasonably expects an income in excess of $200,000 in the current year, or who together with his/her spouse had joint income in excess of $300,000 in each of the two most recent years and reasonably expects a joint income in excess of $300,000 in the current year; or

3) An Investor which is: (i) a bank, savings and loan association or trust company, (ii) a broker/dealer registered under the Securities Exchange Act of 1934, (iii) an insurance company, (iv) an investment company registered under the Investment Company Act of 1940, (v) a pension or profit sharing trust (other than a self-employed individual retirement plan or individual retirement account), (vi) a governmental agency, (vii) a small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, (viii) a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940 or (ix) a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940; or

4) Such Investor is an officer or director of the Company or an officer or director of the Manager; or

5) Any trust with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the Interests and its purchases of Preferred Interests are directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D; or

6) Any Internal Revenue Code section 503(c)(3) exempt organization, corporation, Massachusetts Trust or similar business trust or partnership with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the securities offered; or

7) Any entity in which all of the equity owners are accredited investors.

Non-Accredited Investors

For non-accredited investors, if either of an investor's annual income or net worth is less than $107,000, then the investor's investment limit is the greater of:

- $2,200 or
- 5 percent of the greater of the investor's annual income or net worth.

If both the non-accredited investor's annual income and net worth are equal to or more than $107,000, then the investor's limit is 10 percent of the greater of their annual income or net worth, not to exceed $107,000.

State Requirements

The Company must comply with any requirements established by the laws and regulations of the State of California and other states where Investors reside.

Discretion of the Manager

The Investor suitability requirements stated above represent minimum suitability requirements, as established by the Manager. Accordingly, the satisfaction of applicable state requirements by an Investor will not necessarily mean that the Preferred Interests are a suitable investment for such Investor or that the Manager will accept the Investor as a subscriber. Furthermore, the Manager may modify such requirements at its discretion, and any such modification may raise the suitability requirements for Investors. The written representations made by Investors will be reviewed to determine the suitability of each investor, and the Manager will have the right to refuse a Subscription for Preferred Interests if, in its sole discretion, it

believes an Investor does not meet the applicable Investor suitability requirements or the Preferred Interests otherwise constitute an unsuitable investment for the Investor.

Space Intentionally Left Blank

USE OF PROCEEDS

The following table sets forth the estimated use of proceeds of the Minimum Offering and of the Maximum Offering. The table reflects the present intentions of the Manager and unforeseen changes or circumstances may require changes in the information set forth in the table, except where expressly stated otherwise.

	Minimum Offering		Maximum Offering	
	Amount	**% Gross Proceeds**	**Amount**	**% Gross Proceeds**
Source of Proceeds				
Preferred Interests Sold for Cash	$30,000	100%	$80,000	100%
Total	$30,000	100%	$80,000	100%
Use of Proceeds				
Professional Services [(1)]	$345	1.15%	$864	1.08%
Organizational Costs [(2)]	0	0%	$960	1.20%
Offering Costs [(3)]	0	0%	$3,376	4.22%
Property Acquisition Cost Reimbursement [(4)]	$213	0.71%	$536	0.67%
Total	$558	1.86%	$5,736	7.17%
Property Acquisition and Operations				
Down Payment	$22,929	76.43%	$57,832	72.29%
Acquisition Fee	$1,377	4.59%	$3,472	4.34%
Escrow/Title	$306	1.02%	$768	0.96%
Prepaid Expense Reserve				
Taxes (1/2 year taxes)	$414	1.38%	$1,040	1.30%
Insurance (1 year) [(5)]	$102	0.34%	$256	0.32%
Replacement Reserves[(6)]	$75	0.25%	$192	0.24%
Financing Origination Fee	$114	0.38%	$288	0.36%
Lender Fees	$306	1.02%	$768	0.96%
Rehab Budget/ Reserve	$3,822	12.74%	$9,640	12.05%
Total	**$30,000**	100.00%	**$80,000**	100.00%

[(1)] These funds will be used to pay directly or reimburse the Manager or affiliates for legal and accounting costs associated with the Offering.

[(2)] These funds will be used to reimburse the Manager or affiliates for direct and indirect operating costs associated with organizing the Company and securing financing for the Property acquisition. Organizational costs include any short-term credit line costs or reserves needed to secure the Property and execute the full rehabilitation plan.

[(3)] These funds will be used to reimburse the Manager or affiliates for direct and indirect operating costs associated with the marketing costs to fund the Offering. Any Offering Costs associated with any Placement Fees, due diligence fees, and unaccountable expenses paid to Investment Bankers, Crowdfunding Companies, or FINRA broker-dealers will be paid by the Company and shall not exceed 10 percent of the capital raised and are undeterminable as of the date of the Offering. The Offering size may be increased by the Manager in order for the Company to have the capital to pay the above described Placement Fees.

[4] Represents estimated costs and fees incurred to close the transaction, as well as third-party due-diligence costs incurred by Manager. These costs include any fees and interest paid on non-refundable escrow deposits. Any excess funds not utilized for legal, closing and loan costs shall be added to the reserve account.

[5] First year insurance premium paid in full at the close of escrow.

[6] There is a $2,000 reserve that is unallocated.

Space Intentionally Left Blank

MANAGEMENT

Valley Commercial, Inc. doing business as Fiola Communities (**"FC"**) is the Manager of the Company. The Company and the Manager's office are located at 200 North Harbor Blvd., Suite 211, Anaheim, CA 92805; 25422 Trabuco Road, Suite 105-268, Lake Forest, CA 92630; telephone (714) 769-6500; www.FiolaCommunities.com. Richard Fiola is the CEO and President of the Company and has been since 2006. The Company is owned by several executives who are active daily managing the property acquisition strategies and processes, the property/asset management procedures and property disposition processes.

Richard Fiola's focus is the identification and marketing of distressed assets in the greater Los Angeles area and throughout Southern California. Richard Fiola has had years of experience as owner and operator of the business founded by his father. In the last ten years, he opted to work in the real estate industry, as he was already a seasoned real estate investment property owner. In the brokerage arena, he has worked with industrial and commercial property owners in the marketing of their buildings in the greater Los Angeles area. Before the founding of Valley Commercial, Inc., Richard was associated with DAUM Commercial. He leased, sold and exchanged numerous industrial properties representing businesses (buyers, sellers, landlords and tenants) in the East San Gabriel Valley. He brings a wealth of insight into the distressed asset discipline because of the diversity of his business and real estate experience. Mr. Fiola attended Cerritos College.

On this project, the Manager will be using the services of Sullivan Property Management (**"Sullivan"**) as our property management firm. Sullivan's office is located at 2101E Fourth Street, Suite 200A, Santa Ana, CA 92705. Sullivan Property Management has been serving the small residential real estate sector for over 44 years with a combination of operational expertise and technology. Sullivan manages approximately 1,500 units throughout Southern California on behalf of a mix of institutional and high-net worth investors. Sullivan's principals have a combined 140 years' experience in residential property management. Marco Vartanian, Sullivan's President and Owner previously served as Executive Vice President of Property Management at Invitation Homes (The Blackstone Group) and was instrumental in the company's growth from 2,000 to 82,000 rental homes nationwide. Sullivan embraces institutional operating processes and is committed to continuing its enduring legacy – serving owners and residents best interests each and every day. For more information on Sullivan, its principals or approach, please visit http://www.sullivanpm.com/.

The following is a list of past projects sponsored by the Manager. The Manager's track record (**"Track Record"**) of properties syndicated is described below and also described in Exhbit C. Sold properties are indicated in bold below.

Fiola Communities in August 2013 acting as co-managers of Sperry Fiola Partners, LLC raised $1,560,000 to acquire a 39-unit apartment project located in Bellflower, CA for $4,400,000. **In April 2015, this project was sold for $6,400,000. The Investors received a 45 percent (45%) overall return providing an annualized rate of return of 27 percent (27%).**

Fiola Communities in October 2013 acting as co-managers of Sperry Fiola Partners 2, LLC raised $1,200,000 to acquire a 16-unit apartment project located in Downey, CA for $2,340,000. **In November 2014, this project was sold for $3,150,000. The Investors received an overall and annualized rate of return of 18 percent (18%).**

Fiola Communities in December 2013 acting as co-managers of Sperry Fiola Partners 3, LLC raised approximately $1,300,000 to acquire a 22-unit apartment project located in Bellflower, CA for $2,620,000. **In June 2015, this project was sold for $3,700,000. The Investors received an overall return of 20 percent (20%) providing an annualized rate of return of 14.1 percent (14.1%).**

Fiola Communities in October 2014 acquired for Fiola International a 10-unit apartment project located in Orange County, CA for $1,440,000. **In January 2016, this project was sold for $1,850,000. The Investors received a 35 percent (35%) overall return providing an annualized rate of return of 27.5**

percent (27.5%).

Fiola Communities in October 2014 acquired for Fiola International a 9-unit apartment project located in Los Angeles, CA for $1,200,000. **In September 2016, this project was sold for $1,830,000. The Investors received a 56 percent (56%) overall return providing an annualized rate of return of 29.1 percent (29.1%).**

Fiola Communities in November 2014 acting as co-managers of Sperry Fiola Partners 4, LLC raised approximately $2,000,000 to acquire a 48-unit apartment project located in Pico Rivera, CA for $4,100,000. **In June 2017, this project was sold for $6,750,000. The Investors received a 59.9 percent (59.9%) overall return providing an annualized rate of return of 44.7 percent (44.7%).**

Fiola Communities in April 2015 acting as co-managers of SFP Evart 68, LLC raised approximately $1,635,000 to acquire a 68-unit apartment project located in Montclair, CA for $6,200,000. **In June 2016, this project was sold for $8,180,000. The Investors received a 30 percent (30%) overall return providing an annualized rate of return of 24.8 percent (24.8%).**

Fiola Communities in February 2015 acting as co-managers of SFP MilPen 20, LLC raised approximately $1,580,000 to acquire a 20-unit apartment project located in Whittier, CA for $3,400,000.

Fiola Communities in February 2015 acting as co-managers of SFP NewCam 20, LLC raised approximately $1,230,000 to acquire a 20-unit apartment project located in Whittier, CA for $3,000,000. **In April 2016, 8 of the 20 units were sold for $1,425,000. The Investors received a 35.3 percent (35.3%) overall return providing an annualized rate of return of 34 percent (34%) on the capital allocated to the 8 units. In August 2017, 12 of the 20 units were sold for $2,640,000. The Investors received a 40.1 percent (40.1%) overall return providing an annualized rate of return of 17.8 percent (17.8%).**

Fiola Communities in June 2015 acting as co-managers of SFP La Habra 12, LLC raised approximately $870,000 to acquire a 12-unit apartment project located in La Habra, CA for $2,170,000. **In July 2017, this project was sold for $2,990,000. The Investors received a 32.9 percent (32.9%) overall return providing an annualized rate of return of 17.1 percent (17.1%).**

Fiola Communities in August 2015 acting as co-managers of Sperry Fiola Partners 5, LLC raised $841,000 to acquire a 16-unit apartment project located in Downey, CA for $2,525,000. **In October 2016, this project was sold for $3,200,000. The Investors received a 28.5 percent (28.5%) overall return providing an annualized rate of return of 25.5 percent (25.5%).**

Fiola Communities in August 2015 acting as co-managers of SFP Casa Grande 16, LLC raised approximately $965,000 to acquire a 16-unit apartment project located in Anaheim, CA for $2,800,000. **In September 2016, this project was sold for $3,800,000. The Investors received a 27.5 percent (27.5%) overall return providing an annualized rate of return of 23.9 percent (23.9%).**

Fiola Communities in October 2015 acting as co-managers of SFP Parrot 16, LLC raised approximately $1,160,000 to acquire a 16-unit apartment project located in Downey, CA for $2,380,000. **In November 2016, this project was sold for $3,550,000. The Investors received a 27.1 percent (27.1%) overall return providing an annualized rate of return of 26.3 percent (26.3%).**

Fiola Communities in May 2016 acting as managers of FC Deeboyar 12, LLC raised approximately $1,140,000 to acquire a 12-unit apartment project located in Lakewood, CA for $2,857,000**. In June 2018, this project was sold for $3,955,000. The Investors received a 37.9 percent (37.9%) overall return providing an annualized rate of return of 21 percent (21%).**

Fiola Communities in August 2016 acting as managers of FC San Dimas 30, LLC raised approximately $3,100,000 to acquire a 30-unit apartment project located in San Dimas, CA for $8,000,000. **In July 2017,**

this project was sold for $9,830,000. The Investors received a 13.9 percent (13.9%) overall return providing an annualized rate of return of 8.14 percent (8.14%).

Fiola Communities in November 2016 acting as managers of FC Milton 8, LLC raised approximately $610,000 to acquire an 8-unit apartment project located in Whittier, CA for $1,400,000. **In June 2018 this project was sold for $2,050,000. The investors received a 31.3 percent (31.3%) overall return providing an annualized rate of return of 21 percent (21%).**

Fiola Communities in January 2017 acting as managers of FC Alondra 37, LLC raised approximately $2,610,000 to acquire a 37-unit apartment project located in Norwalk, CA for $6,600,000.

Fiola Communities in March 2017 acting as managers of FC Ben Hur 8, LLC raised approximately $520,000 to acquire an 8-unit apartment project located in Whittier, CA for $1,400,000.

Fiola Communities in June 2017 acting as managers of FC Santa Fe 6, LLC raised approximately $510,000 to acquire an 8-unit apartment project located in Whittier, CA for $1,100,000.

Fiola Communities in June 2017 acting as managers of FC Lemon 8, LLC raised approximately $885,000 to acquire an 8-unit apartment project located in Cypress, CA for $2,180,000.

Fiola Communities in November 2017 acting as managers of FC Roberts 8, LLC raised approximately $730,000 to acquire an 8-unit apartment project located in Anaheim, CA for $1,495,000.

Fiola Communities in January 2018 acting as managers of FC Ferina 23, LLC raised approximately $2,000,000 to acquire n 23-unit apartment project located in Norwalk, CA for $4,350,000.

Fiola Communities in June 2018 acting as managers of FC Eucalyptus 37, LLC raised approximately $3,280,000 to acquire n 37-unit apartment project located in Bellflower, CA for $7,200,000.

Fiola Communities in August 2018 acting as managers of FC Flower Palm 29, LLC raised approximately $1,800,000 to acquire a 29-unit apartment project located in Bellflower, CA for $3,100,000.

Fiola Communities in October 2018 acting as managers of FC Paramount 17, LLC raised approximately $1,900,000 to acquire a 17-unit apartment project located in Paramount, CA for $4,010,000.

Fiola Communities in October 2019 acting as managers of FC Walthall 41, LLC raised approximately $2,830,000 to acquire a 41,556 sq. ft. multi-tenet industrial park located in Paramount, CA for $6,770,000. **This property was sold eight (8) months after acquisition. This property was sold for $8,725,000. The Investors received 10.89% overall return providing an annualized rate of return of 15.5 percent (15.5%).**

Fiola Communities in November 2020 acting as managers of FC Via 16, LLC raised approximately $1,280,000 to acquire a 16-unit apartment project located in Murrieta, CA for $2,950,000.

Fiola Communities in December 2020 acting as managers of FC Diamond 4, LLC raised approximately $510,000 to acquire a 4-unit apartment project located in Anaheim, CA for $960,000.

Fiola Communities in December 2020 acting as managers of FC Diamond 9, LLC raised approximately $952,000 to acquire a 9-unit apartment project located in Anaheim, CA for $1,855,000.

Fiola Communities in January 2021 acting as managers of FC Pickering 6, LLC raised approximately $670,000 to acquire a 6-unit apartment project located in Whittier, CA for $1,250,000.

COMPENSATION TO MANAGEMENT

The following describes all reimbursements, compensation, fees and other distributions that are presently contemplated to be paid to the Manager and its affiliates in connection with its organization, operation and liquidation of the Company. The relationship of the various affiliates with the Manager is set out under "Management," or "Conflicts of Interest." While the Manager believes that these fees are comparable to, or less than, those charged by third persons in the same geographical area, these fees were established by the Manager and are not the result of arms-length negotiations. The compensation to the Manager generally described herein will also be set forth in the terms of the Operating Agreement (**"Exhibit A"**).

Professional Services Reimbursement

The Company shall reimburse the Manager and its affiliates for the fees advanced to pay for legal and accounting costs associated with the Offering.

Organizational Costs Reimbursements

The Company shall reimburse the Manager and its affiliates expenses incurred in connection with the organization of the Company including operating costs and expenses directly related to organizing the Company (**"Organizational Costs Reimbursements"**). The actual amount of the organizational reimbursement will not exceed 1.20 percent of Maximum Capitalization. If only Minimum Capitalization is reached, then the Manager will not receive any reimbursement.

Offering Costs Reimbursements

The Company shall reimburse the Manager and its affiliates for the marketing efforts necessary to fund the Offering (**"Offering Costs Reimbursements"**). Such reimbursements will not exceed 4.22 percent of Maximum Capitalization. If only Minimum Capitalization is reached, then the Manager will not receive any reimbursement.

Property Acquisition Fee

For services in connection with the acquisition of the Property, the Manager or any of its affiliates will be paid a fee (**"Property Acquisition Fee"**) equal to 2 percent of the purchase price of the Property. This fee will be paid regardless of other commissions or fees paid by the seller of the Property or paid by the Company to third parties for services in connection with the acquisition of the Property.

Property Acquisition Reimbursement Of Expenses

Any and all due diligence, feasibility, finders, appraisal, legal, accounting and other third party charges and costs incurred by the Manager or any of its affiliates to acquire the Property will be reimbursed to the Manager and/or affiliate (**"Property Acquisition Reimbursement of Expenses"**). Such amount shall not exceed $5,560. In addition, any transaction costs and interest costs charged by any third party lender that provides credit lines that enable the Manager or any affiliate to acquire the Property will be reimbursable to the Manager.

Development Supervision Fee

For services in connection with development supervision, Manager or any of its affiliates will be paid a development supervision fee (**"Development Supervision Fee"**) equal to 9 percent of total hard costs incurred by Company for improving, repositioning, repairing and refurbishing Property. This Development Supervision Fee will be paid to Manager for contracting with vendors, contractors and suppliers providing materials and services for improving, repositioning, repairing and refurbishing Property.

Asset Management Fee

For supervising the Property affairs of the Company including, but not limited to, property managers, contractors, brokers, suppliers, management companies and other vendors, the Manager will be paid monthly a fee equal to 1.5 percent of the monthly gross revenues generated by the Property (**“Asset Management Fee”**).

Disposition Marketing Fee And Reimbursement

For marketing services associated with the resale of the Property, the Company may pay the Manager, or an affiliate, an amount (**“Disposition Marketing Fee and Reimbursement”**) up to an amount equal to 6 percent of the sales price of the Property. Such Disposition Marketing Fee and Reimbursement will be reduced by any brokerage fees incurred from any listing or selling brokers and agents. If such Disposition Marketing Fee and Reimbursement is reduced by any brokerage fees incurred from any listing or selling brokers and agents then, in the event such reduction amounts to a 100 percent reduction, the Company will pay the Manager a fee equal to 1 percent of the sales price of the Property not withstanding that a full 6 percent fee has been paid to any listing or selling brokers and agents.

Carry Back Note Service Fee

In the event the Company has to refinance any existing Mortgage Loans Financing, the Manager will not charge the Company a fee. In the event the Company has to carry back any notes in connection with the sale of the Property, the Manager may service these notes and will be entitled to a carry back note-servicing fee (**“Carry Back Note Service Fee”**) equal to 1 percent of the collected income on any notes.

Subordinated Participation In Distributions From Operational Cash Flow

When distributions of cash or property from operations of the Property are made, such will be allocated to provide the following: first, to the Preferred Interest Holders to provide them an 8 percent cumulative annual simple return on investment (**“Priority Return”**), if not already paid from any other source; second, the balance of cash will be allocated 80 percent to the Preferred Interest Holders and 20 percent to the Manager. The calculation of Priority Return will begin on the date that an Investor’s Subscription is accepted by the Manager and provided the Company closes escrow on the Property’s purchase.

Subordinated Participation In Distributions From Resale Or Refinance Of The Property

When distributions of cash or property from sale or refinance of the Property are made, such will be allocated to provide the following: first, to the Preferred Interest Holders to provide them an 8 percent cumulative annual simple return on investment (**“Priority Return”**), if not already paid from any other source; second, to the Preferred Interest Holders to provide them a return of capital if not already paid from any other source; third, the balance of cash or property will be allocated 80 percent to the Preferred Interest Holders and 20 percent to the Manager until the Preferred Interest Holders have received from all distributions their return of capital plus a 30 percent annual simple return; fourth, the balance of cash or property will be allocated 50 percent to the Preferred Interest Holders and 50 percent to the Manager. The calculation of Priority Return will begin on the date that an Investor’s Subscription is accepted by the Manager and provided the Company closes escrow on the Property’s purchase.

OBJECTIVES AND POLICIES

Business Objectives

The Manager's primary objective is to acquire the Property and to follow the Investment Plan and Process in order to provide preservation of capital and eventual gains on sale of the Property with complete distribution of all cash and/or notes from sale to the Preferred Interest Holders and the Manager. There is no assurance that such objectives will be obtained. The attainment of these investment objectives will be primarily dependent on: the ability and judgment of the Manager in executing the Investment Plan and Process; future economic conditions in the United States; and the availability of suitable financing available to prospective purchasers to allow for the sale of the Property. Accordingly, there is no assurance that any or all of these investment objectives will actually be attained. See "Risk Factors" for a description of the investment risks associated with the Offering.

Control Over Business Policies

Once Investors become Preferred Interest Holders, they will have limited voting rights with respect to the establishment or implementation of the objectives and policies other than as previously established by the terms of this Memorandum and the Operating Agreement (**"Exhibit A"**). The implementation of such objectives and policies will be the sole responsibility of the Manager.

Reserve Policies

The Manager intends to set up cash reserves from proceeds of the Offering to meet the working needs of the Company. See "Use of Proceeds." In addition, the Manager intends to establish a requisite Property reserve account. The Manager expects to maintain these reserve accounts during the remaining term of the Company. Initially, these reserves will be in the form of First Loan hold-back and invested capital.

The reserves may be invested in a money market fund selected by the Manager whose securities are registered with the SEC or other short-term, highly liquid investments, such as government obligations, bank or savings and loan association certificates of deposit, short-term obligations and interest-bearing accounts. No assurance can be given that these reserves will be sufficient.

Accounting Policies

The Manager will adopt the accrual method of accounting and the calendar year as its fiscal year. It intends to amortize over five years that portion of the organization, start-up and acquisition expenses and fees not attributable to selling expenses.

Sale, Reinvestment And Holding Policies

In deciding whether to sell the Property, the Manager will consider potential appreciation and economic conditions. The Manager intends to sell the Property for all cash. The Company may, however, in the discretion of the Manager, take back purchase money obligations as partial payment. If the Company receives notes upon the sale of the Property or any portion of it, the unpaid principal balances of these notes will not be included in cash from sales until, and only to the extent that, the notes are actually paid, sold, refinanced or disposed of in some other manner. As a result, the distribution of cash from sales may be delayed beyond the close of escrow for the sale of the Property or any portion of it. In such cases, Investors could have income tax liabilities to pay as an out-of-pocket expense without cash from sales sufficient to pay them. See "Risk Factors."

TAX ASPECTS

The following is a summary of certain income tax considerations, which may be relevant to Preferred Interest Holders. **This tax aspects section is not meant to provide a tax overview for the benefit of any TIC Investors. TIC Investors are advised to seek independent counsel concerning their tax consequences of investing as a TIC Owner in the Property.** It is impractical to comment on all aspects of federal, state and local tax laws which might affect the income tax consequences of an investment, so no attempt has been made to do so below. The summary is not intended as a substitute for careful tax planning by the Investors. It is not to be considered tax advice to anyone. It remains the responsibility of each Investor to satisfy himself/herself/itself as to the federal, state and local income tax consequences of an investment in the Company. To do so, Investors should consult with their own professional tax advisor. The Manager will furnish each Investor with the information required for their federal, state and local income tax returns. It will be each Investor's personal responsibility to prepare and file their own income tax returns. The Manager assumes no responsibility for the income tax consequences of an investment in the Preferred Interests.

Certain aspects of the following summary of federal income tax consequences to Preferred Interest Holders were prepared by Mark Long, Esq., the Company's counsel. This summary is based on counsel's interpretation of the Code, Treasury Regulations promulgated thereunder, published rulings of the IRS and court decisions, all as they existed as of the date of the Memorandum. If requested a separate tax opinion of counsel will be provided to the Company. An opinion of counsel only represents best legal judgment and has no binding effect on the IRS or the courts.

The discussion of the tax aspects contained in the Memorandum is based on law presently in effect and Investors should be aware that any new tax law changes due to the recent tax proposals of the Biden Administration, administrative, legislative or judicial action could significantly change the tax aspects of the Company.

The discussion of the tax aspects contained in the Memorandum is based on law presently in effect and Investors should be aware that any new administrative, legislative or judicial action could significantly change the tax aspects of the Company. Congress is currently analyzing and reviewing numerous proposals regarding changes to the federal income tax laws. The extent and effect of any such changes, if any, are uncertain.

There is uncertainty concerning certain tax aspects discussed herein, and there can be no assurance that some of the deductions claimed or positions taken by the Company will not be challenged by the IRS. An audit of the Company's information return may result in an increase in the Company's gross income, in the disallowance of certain deductions and in an audit of the income tax returns of the Preferred Interest Holders, which could result in adjustments to non-Company items of income, deduction or credit. Final disallowance of such deductions could adversely affect the Preferred Interest Holders. In addition, state tax authorities may audit the Company's tax returns, which could result in unfavorable adjustments for Preferred Interest Holders. Preferred Interest Holders might be faced with substantial legal and accounting costs in resisting a challenge by the IRS to the tax treatment of an investment in the Company, even if the IRS's challenge proves unsuccessful.

The opinions being issued by counsel in connection with this Offering have been rendered for the Company's information and assistance with respect to the sale of Preferred Interests. The opinions are not intended to be used by any taxpayer to avoid penalties and may not be relied upon to avoid tax penalties. You should consult with your own independent tax advisor with respect to the tax consequences to you from purchasing Preferred Interests.

Tax Consequences Regarding The Company

Status As Partnership. Treasury Regulations have been issued which provide that a limited liability

company will be classified as a partnership for federal income tax purposes as long as an election is not made to treat the limited liability company as an association taxable as a corporation. The Manager has represented that no such election has been or will be made. Based on this representation, the Company has received an opinion of counsel that the Company will be treated as a partnership for federal income tax purposes.

If the Company is treated as a partnership for federal income tax purposes, each Preferred Interest Holder will be required to include in income his or her distributive share of the Company's income, gain, loss, deductions or credits. Consequently, each Preferred Interest Holder will be subject to tax on his or her distributive share of Company income, whether or not the Company actually distributes cash in an amount equal to the income.

If for any reason the Company is treated as a corporation for tax purposes, the Company would be required to pay income tax at the corporate tax rates on its taxable income, thereby reducing the amount of cash available for distribution to Preferred Interest Holders. In addition, any distribution by the Company to the Preferred Interest Holders would be taxable to them as dividends, to the extent of current and accumulated earnings and profits, or treated as gain from the sale of their Preferred Interests, to the extent such distributions exceeded both current and accumulated earnings and profits of the Company and the Preferred Interest Holder's tax basis for his/her/its Preferred Interests.

Anti-Abuse Rules. Generally, partnerships are not liable for income taxes imposed by the Code. The Treasury Regulations set forth broad "anti-abuse" rules applicable to partnerships. These rules authorize the Commissioner of the IRS to recast transactions involving the use of partnerships either to reflect the underlying economic arrangement or to prevent the use of a partnership to circumvent the intended purpose of any provision of the Code. The Manager is not aware of any facts or circumstances that could cause the Commissioner of the IRS to exercise its authority under these rules. If any of the transactions entered into by the Company were to be re-characterized under these rules, or the Company were to be recast as a taxable entity under these rules, it could have a material adverse effect on the Preferred Interest Holders.

Publicly Traded Partnership. Certain publicly traded partnerships are taxed as corporations for federal income tax purposes. Publicly traded partnerships are defined as partnerships whose interests are (1) traded on an established securities market or (2) readily tradable on a secondary market or the substantial equivalent thereof. The Preferred Interests will not be traded on an established securities market. The determination as to whether the Company will be considered "publicly traded" will depend on the number and type of subsequent transfers of Preferred Interests. The Operating Agreement provides that any transfer of Preferred Interests will not be effective unless, and until, the Manager determines that such transfer will not cause the Company to be considered a publicly traded partnership under the applicable IRS guidelines.

Limitation On Losses And Credits From Passive Activities. Losses from passive trade or business activities generally may not be used to offset "portfolio income," i.e. interest, dividends, royalties, salary or other active business income. Deductions from passive activities may generally be used to offset income from passive activities. Interest deductions attributable to passive income are treated as passive activity deductions and not as investment interest. Thus, such interest deductions are subject to limitations under the passive activity loss rule and not under the investment interest limitation. Credits from passive activities generally are limited to the tax attributable to the income from passive activities. Passive activities include (i) trade or business activities in which the taxpayer does not materially participate and (ii) rental activities. Consequently, a Preferred Interest Holder's share of the Property's income and loss will, in all likelihood, constitute income and loss from passive activities and will be subject to such limitation.

Allocations Of Net Income And Net Loss. Net income and net loss will be allocated as set forth in the Operating Agreement. Although such allocations are permitted under partnership law, the Code and Treasury Regulations require that such allocations satisfy certain requirements. Section 702 of the code provides that, in determining income tax, an Investor must take into income his or her "distributive share" of the Company's income, gain, loss deduction or credit. The Investors may specially allocate their

distributive shares of such profits and losses, thus redistributing tax liability, by provision in the Operating Agreement. However, the IRS will disregard such an allocation and will determine an Investor's distributive share in accordance with the Investor's interest in the Company, if the allocation lacks "substantial economic effect." Treasury Regulations on the allocation of items of partnership income, gain, loss, deduction and credit under Section 704(b) of the Code are concerned with whether an allocation of partnership tax items has "substantial economic effect." The Treasury Regulations also require that the economic effect of the allocation be "substantial." In general, the economic effect of an allocation is "substantial" if there is a reasonable possibility that the allocation will affect substantially the dollar amounts to be received by the partners from the partnership, independent of tax consequences.

The Treasury Regulations provide that allocations of loss or deduction attributable to nonrecourse liabilities of a partnership (in the case the Company should incur nonrecourse liabilities) cannot have economic effect, because, in the event there is an economic burden that corresponds to such an allocation, the creditor alone bears that burden. Thus, nonrecourse deductions must be allocated in accordance with the partners' interests in the partnership.

The Operating Agreement requires that the Preferred Interest Holder's capital account balances be maintained in accordance with the Treasury Regulations, and liquidation proceeds are to be distributed to the Preferred Interest Holders in proportion to their positive capital account balances. The Operating Agreement contains a "minimum gain chargeback" provision, and the nonrecourse deductions are to be allocated under the Operating Agreement in a manner that is reasonably consistent with allocations, i.e. in accordance with allocations of net income. Members are not required to restore a deficit capital account balance. The Operating Agreement, however, contains a "qualified income offset" provision.

Based on the Operating Agreement, counsel is of the opinion that it is more likely than not, if litigated, that the allocations to Preferred Interest Holders of Company net income and net loss as set forth in the Operating Agreement will be deemed to be in accordance with the Preferred Interest Holder's interests in the Company and thus, will be respected for federal income tax purposes. The question of whether the economic effect of the Company's allocations is "substantial" is inherently factual and depends on facts that are not currently determinable. Counsel, therefore, has not rendered an opinion on whether the Company's allocations have "substantial economic effect."

Basis Of Preferred Interest Holders. Each Preferred Interest Holder's adjusted basis in Preferred Interests will be equal to such Preferred Interest Holder's cash capital contributions increased by (i) the amount of the Investor's share of the net income of the Company, and (ii) the Investor's share of nonrecourse indebtedness to which the Company Property is subject, if any. A Preferred Interest Holder's share of nonrecourse liabilities is the sum of (i) the Preferred Interest Holder's share of Company minimum gain; (ii) the amount of any taxable gain that would be allocated to the Preferred Interest Holder under Section 704(c); and (iii) the Preferred Interest Holder's share of the excess nonrecourse liabilities, if any.

A Preferred Interest Holder's basis in Preferred Interests is reduced, but not below zero, by (x) the amount of the Preferred Interest Holder's share of Company net loss and expenditures that are neither properly deductible nor properly chargeable to the Preferred Interest Holder's capital account and (y) the amount of cash distributions received by the Preferred Interest Holder from the Company. For the purposes of calculating a Preferred Interest Holder's adjusted basis in Preferred Interests, a reduction in the amount of Company nonrecourse indebtedness, if any, will be treated as a cash distribution to such Preferred Interest Holder in accordance with the Preferred Interest Holder's allocable share of such indebtedness and accordingly, will reduce the basis in such Preferred Interest Holder's Preferred Interests.

Tax Treatment Based On Time Invested. Items of income, gain, loss, deduction or credit of the Company may be allocated to a Preferred Interest Holder only if they are received, paid or incurred by the Company during that portion of the year in which the Preferred Interest Holder is treated as a member of the Company for tax purposes.

If any Preferred Interest Holder's interest in the Company changes at any time during the Company's taxable year, each Preferred Interest Holder's share of each item of Company income, gain, loss, deduction and credit is to be determined by using any method prescribed by Treasury Regulations that takes into account the varying interests of the Preferred Interest Holders in the Company during the taxable year. A Preferred Interest Holder who purchases a Preferred Interest during the first 15 days of a month will receive allocations of net income and net loss relative to such month. A Preferred Interest Holder who purchases a Preferred Interest on or after the sixteenth day of the month will be treated for income tax allocation purposes as acquiring the Preferred Interest on the first day of the following month.

Limitation On Deduction Of Interest. The Code imposes limitations on the deductibility of certain types of interest by non-corporate taxpayers. Generally, investment interest may be deducted only to the extent of the net investment income. To the extent that the Company is deemed to be engaged in a trade or business, the investment interest limitations may not be applicable. Rather, such interest expense would be subject to the passive activity rules discussed below. If the Company were not deemed to be engaged in a trade or business, interest expense incurred on any amount borrowed by a non-corporate Investor to acquire an interest in the Company generally would be treated as investment interest, and the net investment income of a non-corporate Investor would include the Investor's distributive share of the net income of the Company. The Company will report separately to each Investor his distributive share of the investment interest expense of the Company, if any, and each Investor must determine separately the extent to which such expense is deductible on the Investor's own tax return. Interest that is not deductible in the year incurred because of the investment interest limitation may be carried forward and deducted in a future year in which the taxpayer derives net investment income.

Income In Excess Of Cash Receipts. It is possible that a Preferred Interest Holder's income from the Company may exceed the Preferred Interest Holder's cash flow from the Company, and such Preferred Interest Holder's tax liability on that income may even exceed the cash flow. This may occur as a result of the payment of capital expenditures, payment of loan principal or funding of reserves.

Treatment Of Gain Or Loss On Disposition Of Preferred Interests. Any gain or loss realized by a Preferred Interest Holder upon the sale or exchange of his/her/its Preferred Interest will generally be treated as a capital gain or loss, provided that such Investor is not deemed to be a "dealer." As a general rule, the holding of parcels of real property for investment is not the type of activity that would cause a person or entity to be considered a "dealer" in real property. The question of "dealer" status is a question of fact, which will depend on the facts and circumstances of each Investor and will be determined at the time of the Property's sale. If an Investor is deemed to be a "dealer," and the Property is not considered to be a capital asset or a Section 1231 asset, any gain or loss on the sale or other disposition of such Property would be treated as ordinary income or loss. However, the Company's Investment Plan and Process may constitute "dealer" activities since it may be possible that the Property will be sold quickly after purchase.

In determining the amount realized on the sale or exchange of a Preferred Interest, an Investor must include, among other things, his/her/its share of indebtedness on the Property, if any. Therefore, in such cases it is possible that the gain realized on an Investor's sale of a Preferred Interest may exceed the cash proceeds of the sale, and, in some cases, the income taxes payable with respect to the gain realized on the sale may exceed such cash proceeds. If assets sold or involuntarily converted constitute Section 1231 assets, an Investor would combine his/her/its gain or loss attributable to the Property with any Section 1231 gains or losses realized by such Investor in that year, and the resultant net Section 1231 gains or losses would be taxed as capital gains or constitute ordinary losses, as the case may be. This treatment may be altered depending on each Preferred Interest Holder's disposition of Section 1231 property over several years. In general, net Section 1231 gains are recaptured as ordinary income to the extent of net Section 1231 losses in the five preceding taxable years. Furthermore, the Tax Cuts and Jobs Act ("Act") provides the following look-through rule applied to gain on sale of partnership interest. For sales and exchanges on or after November 27, 2017, gain or loss from the sale or exchange of a partnership interest is "effectively connected" with a U.S. trade or business to the extent that the transferor would have had effectively connected gain or loss had the partnership sold all of its assets at fair market value as of the date of the sale

or exchange. Any gain or loss from the hypothetical asset sale by the partnership must be allocated to interests in the partnership in the same manner as non-separately stated income and loss. For sales, exchanges and dispositions after December 31, 2017, the transferee of a partnership interest must withhold 10 percent of the amount realized on the sale or exchange of a partnership interest unless the transferor certifies that the transferor is not a nonresident alien individual or foreign corporation.

Sale Or Other Disposition Of Company Property. In general, if any real property constitutes a capital asset in the hands of the Company, any profit or loss realized by the Company on a sale or exchange (except to the extent that such profit represents depreciation recapture taxable as ordinary income) will be treated as capital gain or loss under the Code. The Act generally retains present-law maximum rates on net capital gains and qualified dividends. The adjusted net capital gain of an individual, estate, or trust is taxed at maximum rates of 0%, 15%, or 20%. It retains the breakpoints that exist under pre-Act law, but indexes them for inflation using C-CPI-U. The change is effective after Dec. 31, 2017. Barring further legislation, these changes will expire after 2025. If, however, it is determined that the Company is a "dealer" in real estate for federal income tax purposes or that the assets sold constitute "Section 1231 assets" (such assets are capital assets involuntarily converted and depreciable business property held for more than 12 months), the gain or loss will not be capital gain or loss.

If the Company is deemed a "dealer" and the Property is not considered to be a capital asset or a Section 1231 asset, any gain or loss on the sale or other disposition of the Property would be treated as ordinary income or loss. The Company's Investment Plan and Process calls for certain repositioning activities and then resale of the Property to other investors, developers or builders. If the sale of the Property occurs prior to or shortly after the completion of repositioning, it is likely that the Company will be deemed to be a "dealer," and the income received from the sale of the Property will be treated as ordinary income. If on the other hand the Company instead holds any asset for a substantial period of time, the Company could be deemed by the Service as owning "investment" and not "dealer" property. Thus, any sale of the Property could be treated as capital gain. The question of "dealer" status is a question of fact to be determined at the time of the sale of the Property. Consequently, counsel has expressed no opinion on this issue.

It should be noted that if the Company makes an installment sale of Property, installment reporting should be available, assuming such sale is not treated as a "dealer disposition" as defined in Code Section 453(l). Under the installment method, a taxpayer generally must recognize income for any taxable year from the sale in an amount equal to the proportion of the payments received in that year for which the gross profit from the sale bears to the sales price, less certain indebtedness assumed by the buyer if any. Notwithstanding that general rule, any gain subject to recapture as ordinary income must be recognized in the year of sale.

The Company may sell Property in exchange for a note with stated interest below certain rates provided in the Code, in which case such shortfall would effectively be re-characterized as ordinary interest income rather than gain on sale, and such income would generally be recognized over the life of the outstanding note. In addition, the terms of the note may provide for the accrual of interest at a rate greater than the payment of interest. In such events, the Company may, in any tax year, have interest income with respect to the note in excess of cash received on the note with respect to such year.

In addition, there may be various other provisions and elections associated with the activities of the Company and the Manager that can affect the amount, character and timing of items of income, gain, loss, deduction and credit of the Company.

Foreclosure. In the event of a foreclosure on a mortgage or deed of trust on Company property, the Company would realize gain, if any, in an amount equal to the excess of the outstanding mortgage over the adjusted tax basis in the Property, even though the Company might realize an economic loss upon such a foreclosure. In addition, the Preferred Interest Holders could be required to pay income taxes with respect to such gain even though the Investor receives no cash distributions as a result of such foreclosure.

Depreciation. If the Company is determined to be a "dealer" with respect to any or all of the real properties,

the Company will not be entitled to depreciation deductions with respect to such properties. "Dealer" status is a factual question that will depend on future events, including the timing of acquisitions and dispositions and the intention of the Company and the Manager with respect thereto. The remainder of this discussion on depreciation will assume that the Company is not a dealer.

The Company will allocate the total purchase price paid for the Property among the buildings, personal property and land based on the Manager's best estimate as to their relative fair market values. Any costs properly allocable to land are not depreciable or amortizable. The Manager anticipates that the Company will depreciate the buildings over a 27 – ½ or 39-year recovery period (depending on whether the Property is classified as residential or commercial property under the Code) using the straight-line method of depreciation and will depreciate the personal Property over a 3, 5, 7, or 10-year recovery period using the double declining balance switching to the straight-line method of depreciation. The IRS may disagree with the Manager's estimate of relative fair market values or with the treatment of the closing costs and reallocate or re-characterize all or a portion of the purchase price and closing costs, or may otherwise argue that a different recovery period is required, in a manner that reduces the Company's depreciation deductions.

The Company may admit as an Investor a tax-exempt partner or non-U.S. investor. Under certain circumstances, the existence of tax-exempt non-U.S. Investors could require that a portion of the Company's basis in the buildings be depreciated over a 40-year recovery period (rather than a 27 – ½ or 39-year recovery period, as the case may be) and that a portion of the Company's basis in personal property be depreciated over a 12-year recovery period (rather than a 7-year recovery period using the straight-line method of depreciation to the extent of the tax-exempt Investors).

Tax Elections. The Company may make certain elections for federal income tax purposes which could result in various items of the Company's income, gain, loss, deduction or credit being treated differently for tax and Company purposes than for accounting purposes.

For example, Section 754 of the Code provides for optional adjustments to the basis of property held by a limited liability company, provided that an election has been made to do so. These adjustments affect the basis in property held by a limited liability company for the purpose of calculating gain upon distribution or disposition of such property under Section 734 of the Code and transfers of the interests of the members in a limited liability company under Section 743 of the Code. The general effect of such an election is to permit a transferee of an interest to be treated as though he acquired a direct interest in the limited liability company's assets for purposes of computing depreciation and gain at the cost to him of the interest.

The election, once made, cannot be revoked without the consent of the Service. If the Company does not make such an election, any benefits from adjustments to the basis of the Company's assets will be lost to the Preferred Interest Holders. For example, if the value of the Company's assets exceeded the adjusted basis for such assets, without having a Section 754 election in effect, the tax basis of the underlying assets of the Company might not reflect the cost that a subsequent purchaser had to pay a Preferred Interest Holder for the Preferred Interests. Any such purchaser might take into consideration, therefore, the fact that he/she/it would be subject to tax upon a portion of the proceeds of any sale of the assets of the Company which represented, as to him/her/it, a return of capital, if the purchase price for his/her/its Preferred Interests included an amount attributable to unrealized depreciation of the Company's assets. Conversely, an election once made applies to future transactions, even if not advantageous in any case.

Termination Of The Company. The actual or constructive termination of the Company may have important tax consequences to the Preferred Interest Holders. If the Company ceases the conduct of its business, sells its assets and makes liquidating distributions to its Preferred Interest Holders, an actual termination of the Company will occur for federal income tax purposes. On the other hand, if 50 percent or more of the total Preferred Interests in the capital and profits of the Company are sold or exchanged within a period of 12 consecutive months, the Company will be considered constructively terminated for federal income tax purposes. If the Company continues in business without actual dissolution and termination, a

new partnership or limited liability company between the remaining members will be created for federal income tax purposes.

If the Company is constructively or actually terminated, each Preferred Interest Holder will be liable in the taxable year in which such termination occurs on his/her/its distributive share of Company income prior to the date of termination. In addition, Preferred Interest Holders must take into account their distributive share of gains realized from the sale or other disposition of Company assets in liquidation of the Company to the extent such gains are allocable to them under the Operating Agreement.

Accrual Method Of Accounting. The Company will use the accrual method of accounting in calculating its income. In general, an accrual-basis taxpayer may deduct an expense in the year that his or her obligation for payment is absolutely fixed, and the amount thereof can be determined with accuracy. The liability must also be binding and enforceable, there must be reasonable belief on the part of the debtor that the liability will be paid and there must be economic performance of the particular item or transaction underlying the liability and deduction. If the IRS determines that the accounting method used by the Company does not clearly reflect income, then the income of the Company, and consequently the Preferred Interest Holders, could be substantially and adversely impacted.

The Company will not be able to change its method of accounting in the future without the consent of the IRS. The IRS can withhold its permission and, even if it granted permission for a change in accounting method, the IRS would require conditions and adjustments to the Company's income that could be disadvantageous to the Preferred Interest Holders.

Pre-Opening Expenses. Section 195 of the Code provides taxpayers with an election to amortize start-up expenditures ratably over a period of at least 60 months commencing with the month in which the new business begins. A start-up expenditure eligible for such amortization must be paid or incurred in connection with investigating the creation or acquisition of an active trade or business. Such amounts must also be of a type which, if paid or incurred in connection with the expansion to an existing trade or business in the same field, would be allowable as a current deduction in the year paid or incurred. In the case of the Company, the eligibility for the new election to amortize is made at the Company level.

Organization Expenses. Under Section 709 of the Code, expenses paid or incurred in connection with the organization of a limited liability company (partnership) must be capitalized and amortized over a period of not less than 60 months, beginning with the month in which it commences business. The Company plans to elect to amortize over the minimum 60-month period those expenses that the Manager believes qualify as organization expenses within the meaning of Section 709 of the Code. The amount of such organization expenses may be subject to attack on the basis that they were not reasonable, necessary or a cost of organization.

Tax-Exempt Use Property

Preferred Interests may be purchased by both tax-exempt entities and entities not exempt from taxation. Section 168(h)(6) of the Code provides that in certain instances where a partnership has as partners both tax-exempt entities and persons or entities not exempt from taxation, a portion of the property owned by the Company will be deemed tax-exempt use property and will be required to be depreciated over the greater of 40 years or 125 percent of any long-term lease. Under Section 168(h)(6) of the Code, unless the Company's allocation of Company tax items is determined to be a qualified allocation, any property owned by the Company will be deemed to be tax-exempt use property to the extent of the tax-exempt entities' proportionate share of the Company. One of the requirements to have a qualified allocation is that the allocations of Company tax items must have substantial economic effect under Section 704(b)(2) of the Code. Counsel has expressed no opinion as to whether a portion of Company property must be depreciated over 40 years. If a portion of Company property is required to be depreciated over 40 years, depreciation deductions to all Preferred Interest Holders will be decreased accordingly.

Investment By Qualified Plans And IRAs – Unrelated Business Taxable Income

Qualified plans (i.e. any pension, profit sharing or stock bonus plan that is qualified under Section 401(a) of the Code, but excluding individual retirement accounts), individual retirement accounts ("IRAs") and certain other tax-exempt entities ("Tax Exempt Entities"), although generally exempt from federal income taxation under Section 501(a) of the Code, nevertheless are subject to tax to the extent that their unrelated business taxable income ("UBTI") exceeds $1,000 per year.

The Manager is organizing the Company to become a longer-term investor in the Property. However, in the unlikely event that the Property is improved and is sold to other investors, developers or builders, it is possible the Property may be treated as inventory ("dealer property") and thus, the income from the sale of the Property could be deemed UBTI. However, even if the Property is not deemed "dealer" property, the Company's income from the sale of its Property, if it is leveraged at the time of sale, could be deemed UBTI because of the unrelated debt financed income provision.

Unrelated debt financed income includes (i) any income (including interest, rent and dividends) from income-producing property with respect to which there is any "acquisition indebtedness" outstanding during the taxable year and (ii) gains derived from the sale of property with respect to which there was acquisition indebtedness outstanding during the 12-month period ending with the date the property is sold. Acquisition indebtedness includes any indebtedness incurred directly or indirectly to acquire or improve property. The unrelated debt financed income rules apply both at the Preferred Interest Holder level (i.e. to an interest in the Company acquired with acquisition indebtedness) and at the Company level (i.e. to an exempt Preferred Interest Holder's allocable share of income attributable to a Company investment acquired with acquisition indebtedness). Additionally, the unrelated debt financed income rules apply to certain types of exempt Preferred Interest Holders (to Tax Exempt Entities—including educational organizations described in Section 170(b)(1)(a)(ii) of the Code, title-holding organizations described in Section 501(c)(25) of the Code and trusts that are qualified trusts under Section 401(a) of the Code). However, acquisition indebtedness does not include certain types of indebtedness incurred to purchase or improve real property. This exception will be available, however, only if allocations under the Operating Agreement satisfy the so-called "fractions rule" set forth in Section 514(c)(9)(e) of the Code, and the Company satisfies certain other requirements set forth in Section 514(c)(9) of the Code. If the Service successfully challenges the allocation provisions set forth in the Operating Agreement, however, this exception may not be available to the Tax Exempt Entities that otherwise would be entitled to rely on the exception with respect to acquisition indebtedness incurred to acquire or improve real property.

A Tax Exempt Entity will be required to include, in computing its UBTI, its share of any income of the Company to the extent that such income would be UBTI if earned directly by such Tax Exempt Entity.

For certain other Tax-Exempt Entities, such as charitable remainder trusts and charitable remainder unitrusts (as defined in Section 664 of the Code), the receipt of any UBTI may have extremely adverse tax consequences. For example, if such a trust or unitrust received any UBTI during a taxable year, all of its taxable income from all sources will be taxable. Charitable remainder trusts and charitable remainder unitrusts should consult their own tax advisors before the purchase of any Preferred Interests.

General Considerations

At Risk Rules. A Preferred Interest Holder who is an individual or closely held corporation will be unable to deduct his/her/its share of loss from the Property, if any, to the extent such loss exceeds the amount such Investor has "at risk." An Investor's initial amount at risk will equal the purchase price of a Preferred Interest. In addition, an Investor can generally include in the amount at risk such Investor's share of qualified nonrecourse financing, if there is any. It is anticipated that any loan the Company may borrow on a nonrecourse basis will be considered qualified nonrecourse financing and therefore will qualify as "at

risk." However, if the actual terms are not as anticipated, the Investors cannot use the loan for any "at risk" increases.

Activities Not Engaged In For Profit. Under Section 183 of the Code, certain losses from activities not engaged in for profit are not allowed as deductions from other income. The determination of whether an activity is engaged in for profit is based on all the facts and circumstances, and no one factor is determinative, although the Treasury Regulations indicate that an expectation of profit from the disposition of property will qualify as a profit motive. Section 183 contains a presumption that an activity is engaged in for profit if income exceed deductions in at least three out of five consecutive years. Although it is reasonable for a prospective Investor to conclude that he or she can realize a profit from an investment in a Preferred Interest as a result of appreciation of the Property, there can be no assurance that an Investor will be found to be engaged in an activity for profit due to the fact that the applicable test is based on the facts and circumstances existing from time to time.

General Limitations On The Deductibility Of Interest. In addition to the limitations on the deductibility of interest incurred in connection with passive activities, the following are additional restrictions on the deductibility of interest:

Prepaid Interest. The Company does not anticipate prepaying any interest, but the Company anticipates that it will pay certain amounts commonly referred to as "points" if it has to borrow any money, which may be considered prepayments of interest for federal income tax purposes. Interest prepayments (including "points") must be capitalized and amortized over the life of the loan with respect to which they are paid.

Capitalized Interest. Interest on debt incurred to finance construction of real property is not currently deductible and must be capitalized as part of the cost of the real property. Interest incurred on other debts of the Company will be limited by the rules concerning the deductibility of passive losses.

State And Local Taxes. A Preferred Interest Holder's allocable share of the Company's net income or net loss generally will be required to be included in his/her/its taxable income or loss for state or local income tax purposes. The tax treatment of particular items under state or local income tax laws may vary materially from the federal income tax treatment of such items. In addition, to the extent the Company operates in a particular jurisdiction, that jurisdiction's estate or inheritance taxes may be applicable in the event of the death of an Investor. Investors should consult their own tax advisors with respect to these matters. Many states have implemented or are implementing programs to require entities taxed as partnerships to withhold any state income taxes owed by nonresident members on income-producing properties located in their states. The Manager may be required to withhold state taxes from cash distributions otherwise payable to the Investors. These collection and filing requirements at the state or local level, and the possible imposition of state or local income, franchise or other taxes on the Company, may result in increases in the Company's administrative expenses, which would reduce cash available for distribution to the Investors. The Manager encourages Investors to consult with their own tax advisor on the impact of applicable state and local tax withholding requirements.

Foreign Taxes. Should any Investor who is either a citizen or resident of a country other than the United States acquire interests, the tax consequences of his investment under the laws of the country of his citizenship or residency might differ substantially from those described above.

In addition, the Company could, under certain circumstances, be obligated to withhold a portion of the cash distributions to which such Investor would be entitled in the future in order to satisfy United States tax laws. The rules governing United States federal income taxation of nonresident alien individuals are complex, and no attempt is made herein to provide more than an overview of such rules. Prospective non-U.S. Investors should consult their own tax advisors to determine the impact of U.S. federal, state and local tax laws on an investment in the Company.

The United States taxes a U.S. citizen and resident alien on its world-wide income. On the other hand, an Investor who is a nonresident alien is only subject to tax on its United States source income (i.e., income which is derived from sources within the United States). There are two different methods of taxing U.S. source income, however, depending on how the income is classified. Each Investor should consult their own tax advisor.
If any Investor is a resident of a country which has an income tax convention (treaty) in effect with the United States, such a treaty may contain provisions which will be advantageous to such Investor. Therefore, each such Investor should consult with his or her own tax advisor to determine if he or she can take advantage of the provisions of an income tax treaty with the United States.

Changes In Federal Income Tax Law. Congress often enacts tax bills that substantially affect the tax treatment of real estate investments. These changes often have substantial effect on the type of activities in which an Investor intends to engage. In many instances, Congressional committee reports have been relied upon for the interpretation and application of these new statutory provisions. In addition, Congress could make substantial changes in the future to the income tax consequences with respect to an investment in a Preferred Interest. Congress is currently analyzing and reviewing numerous proposals regarding changes to federal income tax laws. The extent and effect of such changes, if any, is uncertain.

The discussion of tax aspects contained in this Memorandum is based on law presently in effect and on certain proposed Treasury Regulations. Nonetheless, you should be aware that new administrative, legislative or judicial action could significantly change the tax aspects of an investment in a Preferred Interest. Any such change may or may not be retroactive with respect to transactions entered into or contemplated before the effective date of such change and could have a material adverse effect on an investment in an interest.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974 ("ERISA") contains strict fiduciary responsibility rules governing the actions of "fiduciaries" of employee benefit plans. It is anticipated that some Preferred Interest Holders will be corporate pension, profit sharing, or other employee benefit plans that are subject to ERISA. In any such case, the person making the investment decision concerning the purchase of Preferred Interests will be a "fiduciary" of such plan and will be required to conform to ERISA's fiduciary responsibility rules.

In considering an investment in the Company of the assets of an employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Securities Act of 1974 ("ERISA") or an individual retirement account ("IRA"), a fiduciary or any other person responsible for investment of the plan or IRA investments, taking into account the facts and circumstances of such plan or IRA, should consider, among other things: (i) whether the investment is in accordance with the documents and instruments governing such plan or IRA, (ii) the definition of plan assets under ERISA, (iii) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA (or other applicable law), (iv) whether, under Section 404(a)(1)(B) of ERISA (or other applicable law), the investment is prudent, considering the nature of an investment in and the compensation structure of the Company and the fact that there is not expected to be a market created in which the Preferred Interests can be sold or otherwise disposed of, (v) that the Company has had no history of operations, (vi) whether the Company or any affiliate is a fiduciary or a party in interest to the plan or IRA, (vii) the need to annually value the Preferred Interests and (viii) whether an investment in the Company will cause the plan or IRA to recognize UBTI.

Prudent Man Standard

Persons making investment decisions for employee benefit plans (i.e., "fiduciaries") must discharge their duties with the care, skill and prudence which a prudent man familiar with such matters would exercise in like circumstances. In evaluating whether the purchase of Preferred Interests is a prudent investment under

this rule, fiduciaries should consider all of the risk factors set forth in this Memorandum. Fiduciaries should also carefully consider the possibility and consequences of unrelated business taxable income (see "Tax Aspects"), as well as the percentage of plan assets which will be invested in the Company insofar as the diversification requirements of ERISA are concerned. An investment in the Company is non-liquid, and fiduciaries must not rely on an ability to convert an investment in the Company into cash in order to meet liabilities to plan participants who may be entitled to distributions.

ERISA provides that Preferred Interests may not be purchased by an employee benefit plan if the Company or an affiliate of the Company is a fiduciary or party in interest (as defined in Sections 3(21) and 3(14) of ERISA) to the plan unless such purchase is exempt from the prohibited transaction provisions of Section 406 of ERISA. Under ERISA, it is the duty of the fiduciary responsible for purchasing the Preferred Interests not to engage in such transactions.

However, both ERISA and the Code provide for certain statutory and administrative exemptions from the prohibited transaction rules that could apply in this case. Further, the U.S. Department of Labor has issued a number of class exemptions that may apply to otherwise prohibited transactions arising from the acquisition or holding of Preferred Interests, including: Class Exemption 75-1 (Transactions Involving Employee Benefit Plans and Certain Broker/Dealers, Reporting Dealers and Banks), Class Exemption 84-14 (Plan Asset Transactions Determined by Independent Qualified Professional Asset Managers), Class Exemption 90-1 (Acquisition or Holding of Employer Securities or Real Property by Insurance Company Pooled Separate Accounts), Class Exemption 91-38 (Transactions Involving Bank Collective Investment Funds), Class Exemption 95-60 (Transactions Involving Insurance Company General Accounts) and Class Exemption 96-23 (Transactions Involving In-House Asset Managers). The availability of each of these exemptions is subject to a number of important conditions, which each benefit plan's fiduciary, must consider in determining whether such exemption applies.

Accordingly, the Company may require certification or other evidence from any prospective benefit plan Investor when the Company, Manager or any of their respective affiliates is not a party-in interest or is a disqualified person with respect to such plan. Section 4975 of the Code has similar restrictions, applicable to transactions between disqualified persons and an employee benefit plan or IRA, which could result in the imposition of excise taxes on the Company or loss of tax-exempt status of the IRA.

Plan Asset Regulations

An investment in the Company by an employee benefit plan or IRA could also violate ERISA or the Code if, under applicable Department of Labor ("DOL") regulations, the Company assets are considered to be assets of the plan. The DOL has promulgated final regulations ("DOL Regulations"), 29 C.F.R. Section 2510.3-101, that define what constitutes "plan assets" in a situation where an employee benefit plan or IRA invests in a limited liability company, or other similar entity. If assets of the Company are classified as plan assets, the significant penalties discussed below could be imposed under certain circumstances.

Under the DOL Regulations, if an employee benefit plan or IRA invests in an equity interest of an entity that is neither a publicly offered security nor a security issued by an investment company registered under the Investment Company Act of 1940, its assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that the entity is an "operating company," or equity participation in the entity by benefit plan investors is not "significant."

The Preferred Interests will not qualify as publicly offered securities nor will they be issued by an investment company registered under the Investment Company Act of 1940.

Company assets may be excluded from plan assets under the DOL Regulations if the Company is an "operating company." The term "operating company" includes an entity that is a "real estate operating company," as defined in the DOL Regulations. Under the DOL Regulations the Company will be considered an "operating company" if 50 percent or more of the Company's assets are invested in real estate

that is managed or developed, and the Company has the right to substantially participate directly in the management or development activities with respect to such real estate. The Company should be considered a "real estate operating company" under DOL Regulations. However, because this determination involves questions of fact regarding future activities, complete assurance on this issue cannot be provided. Further, it should be noted that it is possible the Company would not qualify as a real estate operating company in each year of its existence. That is, the fact that the Company satisfies the "real estate operating company" rules in one year has no bearing on its ability to satisfy such rules in later years.

If the Company would not qualify as an "operating company" under DOL Regulations, an employee benefit plan or IRA investment in the Company will only be treated as an investment in an equity interest in the Company, not as an investment in an undivided interest in each of the underlying assets, if equity participation in the Company by benefit plan investors (i.e. employee benefit plans and IRAs) is not "significant." Under the DOL Regulations, equity participation in the Company by benefit plan investors would be "significant" on any date if, immediately after the most recent acquisition of any equity interest in the Company, 25 percent or more of the total value of the Preferred Interests is held by benefit plan investors. In determining whether the 25 percent benefit plan investors' ownership is met, the ownership of any person with discretionary authority with respect to Company assets is disregarded. If the Company complies with this prohibition, the Company should qualify for the exemption from the DOL Regulations offered to entities in which benefit plan participation is not "significant." However, if, for any reason, the 25 percent limitation is not met, then the issues described below will arise (unless the Company is an "operating company").

Impact Of Company's Holding Plan Assets. If the Company is deemed to hold plan assets, additional issues relating to the plan assets and "prohibited transaction" concepts of ERISA and the Code arise. Anyone with discretionary authority with respect to Company assets could become a "fiduciary" of the employee benefit plans or IRAs within the meaning of ERISA. As a fiduciary, such person would be required to meet the terms of the employee benefit plan or IRA regarding asset investment and would be subject to prudent investment and diversification standards. Any such fiduciary could be a defendant in an ERISA lawsuit brought by the DOL, an employee benefit plan participant or another fiduciary to require that Company assets, and the investment and stewardship thereof, meet these and other ERISA standards.

If the Company's assets are treated as plan assets, and if it is determined that the acquisition of a Preferred Interest by an employee benefit plan (or another transaction of the Company) constitutes a prohibited transaction, then any party in interest, which may include a fiduciary or sponsor of an employee benefit plan, that has engaged in any such prohibited transaction could be required to: (i) restore to the employee benefit plan any profit realized on the transaction; (ii) make good to the employee benefit plan any losses suffered by the employee benefit plan as a result of such investment; (iii) pay an excise tax equal to 15 percent of the amount involved (i.e. the amount invested in the Company) for each year during which the investment is in place; and (iv) eliminate the prohibited transaction by reversing the transaction and making good to the Company any losses resulting from the prohibited transaction. Moreover, if any fiduciary or party in interest is ordered to correct the transaction by either the IRS or the DOL and such transaction is not corrected within a 90-day period, the party in interest involved could also be liable for an additional excise tax in an amount equal to 100 percent of the amount involved (i.e. the amount invested in the Company) for each taxable year, commencing with the year in which the 90-day period expires and ending with the year in which the prohibited transaction is corrected. Also, the DOL could assert additional civil penalties against a fiduciary or any other person who knowingly participates in any such breach.

With respect to investing IRAs, the tax-exempt status of the IRA could be lost if the investment (or another transaction of the Company) constitutes a prohibited transaction under Section 408(e)(2) of the Code. If the IRA were to lose its tax-exempt status, the entire value of the IRA would be considered to be distributed and taxable to the IRA sponsor.

Redemption Of Plan Preferred Interests. The Manager will use reasonable efforts to cause the Company to be and remain organized in such a manner as to not be deemed to hold "plan assets" for

purposes of ERISA. If at any time the Manager reasonably believes that the assets of the Company are, or are about to become, "plan assets" for purposes of ERISA, the Manager shall take such actions within its powers as the Manager reasonably believes to be appropriate to preclude the assets of the Company from becoming "plan assets" under ERISA. If the Manager reasonably determines that no such actions are reasonably available, the Manager will promptly notify all the members of the potential change in "plan assets" status for the Company and will use its best efforts, if capital is on hand, to cause the Company to redeem Preferred Interests of benefit plans pro rata (based upon each remaining benefit plan's ownership interest in redeeming the entity) or on such other basis as may be required to cause the total value of the investment by all benefit plans in the Company to be reduced to the applicable percentage threshold.

CONFLICTS OF INTEREST

The Preferred Interest Holder and the Manager may be subject to various conflicts of interest arising out of certain relationships. These conflicts relate to the arrangements for compensation to the Manager (see **"Compensation to Management"**). Because the Property will be operated by the Manager, these conflicts will not be resolved through arms-length negotiations but rather through the exercise of the Manager's judgment. In the exercise of that judgment, the Manager is obligated to deal fairly and in good faith with the Preferred Interest Holders. Accordingly, all of the Manager's decisions will be based upon sound business practices and its fiduciary responsibilities to the Preferred Interest Holders.

Concurrent Activities

The Manager and its affiliates may: engage in the acquisition, development, financing, brokerage, sale, operation and management of real estate projects and loan portfolios whose activities may compete with those of the Company; act in the future as general partners for other limited partnerships, as partners in other general partnerships and as managers for other joint ventures or limited liability companies whose businesses may compete with that of the Company; and have considerations in the performance of their duties in these other projects that will differ from the interests of the Investors. Accordingly, it is likely that a conflict of interest may occur with regard to the choice of persons to provide services to the Company and the activities to be undertaken with respect to such other projects.

The Manager and its principals are permitted to do certain things on behalf of the Company, or on its own behalf, which may create conflicts of interest, for example:

- The Manager is required to devote only such time to the business of the Company as shall reasonably be required.

- The Manager is a member of, and intends to sponsor, additional investments and ventures, other than the Company, in the future.

- The Manager may have conflicts of interest in allocating management time, services and functions among the prior entities, the Company and future entities and ventures which it may organize. Furthermore, there may be possible conflicts in other business ventures in which it is, or may become, involved in the future.

- While the Manager believes that it will have sufficient staff to discharge fully its responsibilities to its prior entities and ventures, and to the Company, the Property will not have independent management and will rely on the Manager to conduct its business.

- The Manager may not be required to enter into any contracts that place any personal liability on it, and, consequently, its right to refuse to do so may result in the Property entering into less favorable contracts than might otherwise be the case if it were to accept personal liability on them.

Manager’s Representation Of Company In Tax Audit Proceedings

Situations may arise in which the Manager may act as a tax matters partner on behalf of the Company in administrative and judicial proceedings involving the IRS or other enforcement authorities. Such proceedings may involve or affect other entities for which the Manager or its affiliates may act as manager. In such situations, the positions taken by the Manager may have differing effects on the Company and other entities. Any decisions made by the Manager with respect to such matters will be made in good faith. However, any Preferred Interest Holder who desires not to be bound by any settlement reached by the Manager may file a statement within a period prescribed by tax regulations stating that the Manager does not have authority to enter into a settlement on his/her/its behalf.

Legal Representation

Counsel to the Company and the Manager in connection with the Offering is the same, and it is anticipated that such multiple representation will continue in the future. As a result, conflicts may arise in the future, and if those conflicts cannot be resolved or the consent of the respective parties obtained to the continuation of such multiple representation after full disclosure of any such conflict, said counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

Resolution Of Conflicts Of Interest

The Manager has not developed, and does not expect to develop, any formal process for resolving conflicts of interest. While the foregoing conflicts could materially and adversely affect the Preferred Interest Holders, the Manager, in its sole judgment and discretion, will attempt to mitigate such potential adversity by the exercise of its business judgment in an attempt to fulfill its fiduciary obligations. There can be no assurance that such an attempt will prevent consequences resulting from the numerous conflicts of interest.

Reimbursement Of Expenses And Prohibition On Loans From Company To Manager

The Manager will be reimbursed by the Company for all direct costs incurred by the Manager when performing services on behalf of the Company, for certain expenses incurred with respect to the acquisition, repositioning and sale of the Properties (including interest on funds advanced) and for certain indirect costs allocable to the Company. The Company will not make any loans to the Manager or its affiliates.

Ownership Of Preferred Interests

The Manager or its affiliates may purchase Preferred Interests for any reason deemed appropriate by them, including, but not limited to, causing the Company to attain the Minimum Offering or the Maximum Offering. The Manager will have the same rights and obligations as the other Preferred Interest Holders under the Operating Agreement, including the voting rights more fully described herein. As a result, the Manager may take positions, the objectives of which differ from the goals and objectives of the other Preferred Interest Holders.

TRANSACTIONS WITH RELATED PERSONS

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

LITIGATION

There are no legal actions pending against the Company, or the Manager, nor, to the knowledge of the Manager, is any litigation threatened against any of them or any affiliate, which may materially affect operations or projected goals.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

FC Comstock 8, LLC

/s/__________________

July 2, 2021

Richard Fiola, Control Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

FC Comstock 8, LLC

/s/__________________

July 2, 2021

Richard Fiola, Control Member

EXHIBIT A

OPERATING AGREEMENT
FOR

FC COMSTOCK 8, LLC

FC Comstock 8, LLC

Operating Agreement

TABLE OF CONTENTS

OPERATING AGREEMENT

FOR

FC Comstock 8, LLC

A California Limited Liability Company

This Operating Agreement is made as of ________________, 202_ by and among the parties listed on the signature pages hereof.

ARTICLE I

DEFINITIONS

When used in this agreement the following terms shall have the meanings set forth below (all terms used in this agreement that are not defined in this Article I shall have the meanings set forth elsewhere in this agreement):

1.1 **"Act"** shall mean the California Revised Uniform Limited Liability Act, as the same may be amended from time to time.

1.2 **"Affiliate"** shall mean any individual, partnership, corporation, trust or other entity or association, directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with a Member. The term "control," as used in the immediately preceding sentence, means, with respect to a corporation or limited liability company, the right to exercise, directly or indirectly, more than 50 percent of the voting rights attributable to the controlled corporation or limited liability company, and with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

1.3 **"Agreement"** shall mean this Operating Agreement, as originally executed and as amended from time to time.

1.4 **"Articles"** shall mean the Articles of Organization for the Company originally filed with the California Secretary of State and as amended from time to time.

1.5 **"Bankruptcy"** shall mean: (a) the filing of an application by a Member for the appointment of a trustee, receiver or custodian of his or her other assets; (b) the entry of an order for relief with respect to a Member in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by a Member of a general assignment for the benefit of creditors; (d) the entry of an order, judgment or decree by any court of competent jurisdiction appointing a trustee, receiver or custodian of the assets of a Member, unless the proceedings and the person appointed are dismissed within 90 days; or (e) the failure by a Member generally to pay his or her debts, as the debts become due, within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of his or her inability to pay his or her debts as they become due.

1.6 **"Capital Account"** shall mean with respect to any Member the capital account which the Company establishes and maintains for such Member pursuant to Section 3.4.

1.7 "Capital Contribution" shall mean the total value of cash and fair market value of services, contract rights or other forms of real or personal property contributed or rendered or to be contributed or rendered to the Company by Members.

1.8 "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, the provisions of succeeding law and, to the extent applicable, the Regulations.

1.9 "Common Interest Member" shall refer to the Manager, which is contributing services and contract rights to the Company. The income, losses and profits allocated to the Manager will be attributed to the Manager's Common Interests.

1.10 "Company" shall mean FC Comstock 8, LLC, a California limited liability company.

1.11 "Company Minimum Gain" shall have the meaning ascribed to the term "Partnership Minimum Gain" in the Regulations Section 1.704-2(d).

1.12 "Corporations Code" shall mean California Corporations Code, as amended from time to time, and the provisions of succeeding law.

1.13 "Dissolution Event" shall mean, with respect to the Manager, one or more of the following: the death, insanity, withdrawal, resignation, expulsion, bankruptcy, dissolution or occurrence of any other event which terminates the continued membership of the Manager, unless the other Preferred Members consent to continue the business of the Company pursuant to Section 8.1.

1.14 "Distributable Cash or Property" shall mean the amount of cash or property which the Manager deems available for distribution to the Members, taking into account all the Company's debts, liabilities and obligations then due and amounts which the Manager deems necessary to allocate for loss reserves or to place into reserves for customary and usual claims with respect to the Company's business.

1.15 "Economic Interest" shall mean a person's share of one or more of the Company's net profits, net losses and distributions of the Company's assets pursuant to this Agreement and the Act but shall not include any other rights of a Member, including without limitation, the right to vote or participate in the management.

1.16 "Economic Interest Owner" shall mean the owner of an Economic Interest who is not a Member.

1.17 "Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.

1.18 "Former Manager" shall have the meaning ascribed to it in Section 8.1.

1.19 "Former Manager's Common Interest" shall have the meaning ascribed to it in Section 8.1.

1.20 "Interest" shall mean a Preferred Interest or Common Interest of (a) a Member or (b) an Economic Interest Owner, as the case may be.

1.21 "Majority Interest" shall mean one or more Preferred Interests, which taken together exceed 50 percent of the aggregate of all Preferred Interests owned by Preferred Interest Members.

1.22 "Manager" or **"Managers"** shall mean Valley Commercial, Inc., a California corporation doing business as Fiola Communities.

1.23 "Member" shall mean (a) a person or entity contributing cash, services, contract rights or other forms of real or personal property who has been admitted to the Company as a Preferred Interest Member or a Common Interest Member in accordance with the subscription documents or (b) an assignee who has become a Preferred or Common Interest Member in accordance with Article VII of this Agreement and, with respect to both subsections (a) and (b) above, has not resigned, withdrawn, been expelled or, if other than an individual, dissolved.

1.24 "Member Nonrecourse Debt" shall have the meaning ascribed to the term "Partner Nonrecourse Debt" in Regulations Section 1.704-2(b)(4).

1.25 "Member Nonrecourse Deductions" shall mean items of Company loss, deduction or Code Section 705(a)(2)(b) expenditures, which are attributable to Member Nonrecourse Debt.

1.26 "Membership Interest" shall mean a Common or Preferred Interest. It shall also mean a Member's entire interest in the Company including the Member's Economic Interest (Capital Account plus any interest in net income and/or profits), the right to vote on or participate in the management and the right to receive information concerning the business and affairs of the Company.

1.27 "Maximum Offering" shall have the meaning set forth in the subsection entitled "Offering" set forth in this Section.

1.28 "Minimum Offering" shall have the meaning set forth in the subsection entitled "Offering" set forth in this Section.

1.29 "Profits" and **"Losses"** shall mean the income, gain, loss, deductions and credits of the Company in the aggregate or separately stated, as appropriate, determined in accordance with Generally Accepted Accounting Principles employed under the method of accounting at the close of each fiscal year on the Company's information tax return filed for federal income tax purposes.

1.30 "Nonrecourse Liability" shall have the meaning set forth in Regulations Section 1.752-1(a)(2).

1.31 "Offering" shall mean the offering of 166 Preferred Interests of the Company as more fully described in the Offering Memorandum ("Memorandum" or "Offering Documents") and it's identified attached, or unattached, exhibits and the Subscription Documents. The Company anticipates raising from such sales a maximum of $830,000 (the "Maximum Offering") and a minimum of $785,000 (the "Minimum Offering") to finance the business of the Company.

1.32 "Percentage Interest" shall mean the percentage ownership of a Member as reflected on Attachment A hereto, and such percentage may be adjusted from time to time pursuant to the terms of this Agreement. Percentage Interests shall be determined annually, unless otherwise provided herein, in accordance with the relative proportions of the Capital Accounts of the Members, effective as of the first day of the Company's Fiscal Year, but with all distributions under this Agreement to be deemed to have occurred on such day immediately prior to determination of the Percentage Interest of a Member.

1.33 "Person" shall mean an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust association or any other entity.

1.34 "Preferred Interest Member" or **"Preferred Interest Holder"** shall refer to the investors who contribute cash or services for their Preferred Interests. Preferred Interest Members or Preferred Interest Holders, as the case may be will be referred to at times as "Members."

1.35 “Property” shall refer to the real property to be acquired by the Company, a 8-unit value add multi-family apartment community located at 7313 Comstock Avenue, Whittier, CA 90602 (“Property”). “Property” shall also refer to any other form of asset (personal property, cash, notes, accounts receivables or any other asset) that may be owned or owed the Company from time to time.

1.36 "Regulations" shall, unless the context clearly indicates otherwise, mean the final or temporary regulations currently in force that have been issued in the U.S. Department of Treasury pursuant to its authority under the Code.

1.37 "Remaining Members" shall have the meaning ascribed to it in Section 8.1.

1.38 "Subscriber" shall mean a person who has (a) executed the Subscription Agreement signature page to this Agreement; (b) signed and delivered the Subscription Agreement and delivered payment in full for its Preferred Interest; and (c) has complied with all of the other requirements contained in the Subscription Agreement (as such term is hereinafter defined). A Subscriber may become a Preferred Interest Member by meeting the requirements of the Subscription Agreement and this Agreement.

1.39 "Subscription Agreement" or **“Subscription Document”** shall refer to the Subscription Agreement and Subscription Document pursuant to which a person may subscribe to purchase Preferred Interests in the Company.

1.40 “Tax Matters Partner" shall be Fiola Communities or its successor as designated pursuant to Section 9.8.

ARTICLE II

ORGANIZATIONAL MATTERS

2.1 Formation. Pursuant to the Act, the Members have formed a California limited liability company under the laws of the state of California by filing the Articles of Organization with the California Secretary of State. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights and obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement, to the extent permitted by the Act, shall control.

2.2 Name. The name of the Company shall be "FC Comstock 8, LLC." The business of the Company may be conducted under the name, or upon compliance with applicable laws, any other name that the Manager deems appropriate or advisable. The Manager shall file any fictitious name certificates and similar filings, and any amendments thereto, that the Manager considers appropriate or advisable.

2.3 Term. The term of this Agreement shall be co-terminus with the period of duration of the Company provided in the Articles but no longer than December 8, 2049 unless extended or sooner terminated as hereinafter provided.

2.4 Office and Agent. The Company shall continuously maintain an office and registered agent in the state of California. The principal office of the Company shall be where the Manager may determine. The Company also may have such offices anywhere, within and outside the state of California, as the Manager from time to time may determine or as the business of the Company may require. The registered agent shall be as stated in the Articles or as otherwise determined by the Manager.

2.5 Addresses and Percentage Interests of the Members and the Manager. The respective addresses of the Members and the Manager and the Percentage Interests of the Members are set forth on Attachment A.

2.6 Purpose of Company. The sole purpose of the Company is to acquire, own, hold, maintain and operate a 8-unit apartment community located at 7313 Comstock Avenue, Whittier, CA 90602 ("Property"), together with such other activities as may be necessary or advisable in connection with the ownership of the Property. The Company shall not engage in any business, and it shall have no purpose, unrelated to the Property and shall not acquire any real property or own any assets other than those related to the Property and/or otherwise in furtherance of the limited purposes of the Company. The Company can engage in any lawful act or activity, and exercise any powers permitted to limited liability companies under the laws of the state of California, that are related or incidental to the foregoing and necessary to accomplish any of the matters contemplated by this Section.

ARTICLE III

CAPITAL CONTRIBUTIONS

3.1 Initial Capital Contributions.

(a) **Company.** The Company acknowledges that the Manager will be deemed to have contributed services, contract rights or other forms of real or personal property as its initial Capital Contribution for Common Interests.

(b) **Additional Member.** The Company plans on raising capital to carry out the business of the Company by selling to investors for cash the Maximum Offering of 166 Preferred Interests at the price of $5,000 per Interest (with the Company reserving the right to sell additional Preferred Interests). Each investor will be obligated to purchase a minimum of 6 Preferred Interests. However, the Company reserves the right to sell to any investor less than the minimum investment. The Company may admit as Preferred Interest Members investors whose subscriptions for such Preferred Interests are accepted by the Company pursuant to the terms of the Subscription Documents. The Company also reserves the right during the term of the Company to raise additional capital and sell to investors Company Membership Interests, even of a different class and even if the class has preferences over the current Common Interests and Preferred Interests.

3.2 Additional Capital Contributions. Existing Common and Preferred Interest Holders shall not be required to make additional Capital Contributions in the event the Manager has to increase the size of the capital of the Company in the future. Notwithstanding any event of the Company increasing the size of its capital through the future sale of additional Preferred Interests, Class A Preferred Interests or Common Interests, the Common and Preferred Interest Holders may voluntarily make loans to the Company, if, and to the extent, they so desire, provided that the Manager determines that such additional capital is necessary or appropriate for the conduct of the Company's business, including, without limitation, expansion or diversification. The Company will record such loans on its books. These loans will bear an annual simple interest rate based on the prime rate charged by the Bank of America plus 2 percent. The annual interest payments will be made prior to any Common or Preferred Interest Holder distributions from operations. At the dissolution of the Company, or from distributions from the sale of the Company's assets, these loans shall be repaid prior to any distributions to the Members.

3.3 Use of Manager's Credit Facilities. The Manager has the right (but not the obligation) to acquire Preferred Interests through an interim line of credit from a bank, private investor source or affiliate ("Credit Facility"). This would be done in order for the Manager to raise enough capital

for the Company to bring about either the Minimum or Maximum Offering or to acquire an asset by the Company. Should the Manager use a Credit Facility, the Offering will either remain open to allow an orderly sale of the remaining Preferred Interests or if the Maximum Offering is raised through the Credit Facility, then the Manager has the right to resell the Preferred Interests it acquired by the Credit Facility funds. Such resale of Preferred Interests acquired by the Manager will be done within a 360-day period and will not be subject to the Transfer and Assignment of Preferred Interests provisions of the Company's Operating Agreement. In the event the Manager does not resell the Preferred Interests acquired through a Credit Facility within 360 days, then the Manager will remain the owner of such acquired Preferred Interests, and the ownership of those Preferred Interests will be governed in accordance with the Operating Agreement. Any Credit Facility interest, costs and expenses will be charged to the Company. Any such charges to the Company will not exceed the actual period the Credit Facility is used but will not exceed 360 days.

3.4 Capital Accounts. The Company shall establish an individual Capital Account for each Member. The Company shall determine and maintain each Capital Account in accordance with Regulations Section 1.704-1(b)(2)(iv). If a Member transfers all or part of his or her Membership Interest in accordance with this Agreement, such Member's Capital Account attributable to the transferred Membership Interest shall carry over to the new owner of such Membership Interest pursuant to Regulation Section 1.704-1(b)(2)(iv)(1).

3.5 No Interest. No Member shall be entitled to receive any interest on his or her Capital Contributions except as otherwise provided herein.

ARTICLE IV

MEMBERS

4.1 Limited Liability. Except as required under the Act or as expressly set forth in this Agreement, no Member (Preferred or Common) shall be personally liable for any debt obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise.

4.2 Admission of Additional Members. The Manager may admit additional Common, Preferred Members, or any other class of Membership Interests to the Company. Any additional Members shall obtain Preferred Interests, Common Interests, or any yet unauthorized Membership Interests and will participate in the Profits, Losses and distributions of the Company on such terms as determined by the Manager. Notwithstanding the foregoing, substitute Members may only be admitted in accordance with Article VII.

4.3 No Withdrawals or Resignation of Manager. The Manager, who is under an obligation to render services to the Company, may not withdraw or resign as a Manager.

4.4 Termination of Manager's Membership Interest. Upon the transfer of a Manager's Common Interest in violation of this Agreement or the occurrence of a Dissolution Event as to such Manager which does not result in the dissolution of the Company, the Common Interest of the Manager shall not be purchased by the Company or remaining Preferred Interest Holders as provided herein.

4.5 Transactions with the Company. Subject to any limitations set forth in this Agreement, and with prior approval of the Manager after full disclosure of the Member's involvement, a Member may lend money to and transact other business with the Company. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a person who is not a Member.

4.6 Remuneration to Member. Except as otherwise authorized in, or pursuant to, this Agreement, no Member is entitled to remuneration for acting in the Company's business, subject to the entitlement of the Manager or the Members to reasonable compensation pursuant to Section 10.3.

4.7 Members are not Agents. Pursuant to Section 5.1 and the Articles, the management of the Company is vested in the Manager. No Member, acting solely in the capacity of a Member, is an agent of the Company, nor can any Member in such capacity bind nor execute any instrument on behalf of the Company.

4.8 Voting Right. Except as expressly provided in this Agreement and the Articles, Preferred Interest Members shall have no voting, approval or consent rights. Preferred Interest Members shall have the right to approve or disapprove matters specifically stated in this Agreement including the following:

(a) **Majority Approval.** The following matters shall require the majority vote, approval or consent of Preferred Interest Members who are not the subject of a Dissolution Event or an assignee of a Preferred Interest:

(i) Any amendment of the Articles of Organization or this Agreement; or

(ii) A decision to compromise the obligation of a Member to make a Capital Contribution or return money or property paid or distributed in violation of the Act.

(b) **Approval by Preferred Interest Members Holding a Majority Interest.** Except as set forth in Section 5.3(b), in all other matters in which a vote, approval or consent of the Preferred Interest Members is required, a vote, consent or approval of Preferred Interest Members holding a Majority Interest (or in instances in which there are defaulting Preferred Interest Members, non-defaulting Preferred Interest Members who hold a majority of the Percentage Interests held by all non-defaulting Preferred Interest Members) shall be sufficient to authorize or approve such act including without limitation:

(i) A decision to continue the business of the Company after the occurrence of a Dissolution Event.

(c) **Other Voting Rights.** Besides the rights granted in Section 4.8(a), Preferred Interest Members have the right to vote, consent or approve by Majority Interest of votes, unless another percentage vote is indicated on matters described in the following Sections:

(i) Section 5.3(b) on a change in the purpose of the Company;

(ii) Section 5.3(b) on reorganization of the Company;

(iii) Section 5.3(b) on other limitations on the Manager's authority; or

(iv) Section 10.1(c) on dissolving the Company.

4.9 Meetings of Preferred Interest Members. No annual or regular meetings of the Preferred Interest Members are required. If meetings are held, such meetings shall be noticed, held and conducted pursuant to the Act. Any action required or permitted to be taken by the Preferred Interest Members may be taken by the written consent of Preferred Interest Members having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting at

which all Preferred Interest Members entitled to vote on that action at a meeting were present and voted.

ARTICLE V

MANAGEMENT AND CONTROL OF THE COMPANY

5.1 Management of the Company by Manager.

(a) **Exclusive Management by Manager.** The business, property and affairs of the Company shall be managed exclusively by the Manager. Except for situations in which the approval of the Preferred Interest Members is expressly required by the Articles or this Agreement, the Manager shall have full, complete and exclusive authority, power and discretion to: manage and control the business, property and affairs of the Company; make decisions regarding all matters, including long term, short term, secured, unsecured, participating and non-participating financing or refinancing of the Company's assets; sell the Company's assets; and perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs.

(b) **Agency Authority of Manager.** Subject to Section 5.3(b), any Manager, acting alone, is authorized to endorse checks, drafts and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of depositing into the Company's accounts. Any one Manager shall be authorized to sign contracts and obligations on behalf of the Company.

Notwithstanding the above, the Manager has the authority, acting alone, to contract for secured financing for the Company's Property.

5.2 Election of Manager.

(a) **Number, Term and Qualifications.** The Company shall initially have one Manager. A Manager need not be a Preferred Interest Member, an individual, a resident of the state of California or a citizen of the United States.

(b) **Resignation.** The Manager may not resign at any time.

(c) **Removal.** A Manager may be removed by the affirmative vote or written consent of a majority of the remaining Managers, if any, if such Manager becomes incapable of fulfilling his or her obligations under this Agreement because of injury or physical or mental illness, and such incapacity shall exist for 30 working days in the aggregate during any consecutive 6-month period.

(d) **Vacancies.** Any vacancy occurring for any reason in the number of Managers may be filled by the affirmative vote or written consent of Preferred Interest Members holding a Majority Interest.

5.3 Powers of Manager.

(a) **Powers of Manager.** Without limiting the generality of Section 5.1, but subject to Section 5.3(b) and to the express limitations set forth elsewhere in this Agreement, the Manager shall have all necessary powers to manage and carry out the purposes, business and affairs of the Company, including without limitation, the power to purchase, finance and sell the Company's Property and to exercise on behalf, and in the name of, the Company all the powers

described in the Act. In addition, the Manager shall have the right and power to carry out any one or all of the following:

(i) To cure any ambiguity in this Agreement which may arise in the interpretation of the Allocations and Distributions Sections of Article VI thereof, provided that such cure is in accordance with the original intent of the Preferred Interest Members as determined by the Manager; and/or

(ii) In addition to any amendments otherwise authorized herein, this Agreement may be amended from time to time by the Manager, without the consent of any of the other Preferred Interest Members, so as to accomplish the following:

1. To cure any ambiguity, to correct or supplement any provisions herein which may be inconsistent with any other provision herein or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement; and

2. To make ministerial changes in this Agreement to satisfy requirements contained in any opinion, directive, order, ruling or regulation of any federal or state agency or in any federal or state statutes, compliance with which, upon the advice of the Company's counsel, is deemed to be in the best interests of the Company.

(b) **Limitations on Powers of Manager.** The Manager shall not have authority hereunder to cause the Company to engage in the following transactions without first obtaining the affirmative vote or written consent of a Majority Interest (or such greater Percentage Interests as set forth below) of the Preferred Interest Members except those transactions described in Section 5.2 that require a Majority Interest vote.

(i) Except in the case of the Manager's contribution of services or contract rights, the merger of the Company with another limited liability company or limited partnership shall require the affirmative vote or written consent of a majority of Preferred Interest Members; provided in no event shall a Preferred Interest Member be required to become a general partner in a merger with a limited partnership without his express written consent or unless the agreement of Preferred Interest Members provides each Preferred Interest Member with the dissenter's rights described in the Act.

(ii) Except in the case of the Manager's contribution of services, contract rights or other forms of real or personal property to the Company, the merger of the Company with a corporation, a general partnership or other person shall require the affirmative vote or written consent of a majority of Preferred Interest Members.

(iii) An alteration of the primary purpose of the Company as set forth in Section 2.6.

(iv) Any act which would make it impossible to carry on the ordinary business of the Company.

(v) The confession of a judgment against the Company in excess of $500,000.00.

(vi) Any other transaction described in this Agreement as requiring the vote, consent or approval of the Preferred Interest Members except those transactions described in Section 5.2 that require a Majority Interest vote.

5.4 Preferred Interest Members Have No Managerial Authority. The Preferred Interest Members shall have no power to participate in the management of the Company, except as expressly authorized by this Agreement or the Articles. Unless expressly and duly authorized in writing to do so by Manager or Managers, no Preferred Interest Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit or to render it liable for any purpose.

5.5 Performance of Duties: Liability of Manager. A Manager shall not be liable to the Company or to any Preferred Interest Member for any loss or damage sustained by the Company or any Preferred Interest Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct or a knowing violation of law by the party seeking indemnification. The Manager shall perform their managerial duties in good faith, in a manner they reasonably believe to be in the best interests of the Company and its Preferred Interest Members and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. A Manager who performs the duties of the Manager pursuant to this Agreement shall not have any liability by reason of being or having been a Manager of the Company.

In performing its duties, the Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data of the following persons or groups unless they have knowledge concerning the matter in question that would cause such reliance to be unwarranted, provided that the Manager acts in good faith and after reasonable inquiry when the need therefore is indicated by the circumstances:

(a) One or more officers, employees or their agent of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented;

(b) Any attorney, independent accountant or other person as to matters which the Manager reasonably believes to be within such person's professional or expert competence; or

(c) A committee, duly designated in accordance with provisions of the Articles of this Agreement, upon which the Manager does not serve as to matters within its designated authority if the Manager reasonably believes such committee merits competence.

5.6 Devotion of Time. The Manager is not obligated to devote all of its time or business efforts to the affairs of the Company. The Manager shall devote whatever time, effort and skill as they deem appropriate for the operation of the Company.

5.7 Competing Activities. The Manager and their officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates may engage or invest in, independently or with others, any business activity of any type or description including without limitation, those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company. Neither the Company nor any Preferred Interest Member shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom. The Manager is not obligated to present any investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. The Manager shall have the right to hold any investment opportunity or prospective economic advantage for its own account or to recommend such opportunity to Persons other than the Company. The Preferred Interest Members acknowledge that the Manager and its Affiliates own and/or manage other businesses, including businesses that may compete with the Company and for the Manager's time. The Preferred Interest Members hereby waive any and all rights and claims which they may otherwise have against the Manager and its officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of any such activities.

5.8 Transactions between the Company and the Manager. Notwithstanding that it may constitute a conflict of interest, the Manager may cause its Affiliates to engage in any transaction (including without limitation, the acquisition, purchase, sale, lease or exchange of any property, the rendering of any service or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement, and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company, are at least as favorable to the Company as those that are generally available from persons capable of similarly performing them and in similar transactions between parties operating at arm's length. Notwithstanding the foregoing, the Manager or its Affiliates do not have the right to borrow from the Company.

5.9 Payments to Manager. Except as specified in this Agreement and the Private Placement Memorandum, no Manager or Affiliate of a Manager is entitled to remuneration for services rendered or goods provided to the Company. The Manager and its Affiliates shall receive only the following payments in addition to its distribution of cash or property from sale or refinance of the Property.

(a) **Professional Services Reimbursement.** The Company shall reimburse the Manager and its Affiliates for the fees advanced to pay for legal and accounting costs associated with the Offering.

(b) **Organizational Costs Reimbursements.** The Company shall reimburse the Manager and its Affiliates expenses incurred in connection with the organization of the Company, including operating costs and expenses directly related to organizing the Company. The actual amount of the organizational reimbursement will not exceed ten thousand dollars ($10,000). If only Minimum Capitalization is reached, there will not be any reimbursements.

(c) **Offering Costs Reimbursements.** The Company shall reimburse the Manager and its Affiliates for the marketing efforts necessary to fund the Offering. Such reimbursements will equal thirty-five thousand dollars ($35,000). If only Minimum capitalization is reached, then the Manager will not receive any reimbursement.

(d) **Property Acquisition Fee.** For services in connection with the acquisition of the Property, the Manager or any of its Affiliates will be paid a fee ("Acquisition Fee") equal to 2 percent (2%) of the purchase price of a Property. This fee will be paid regardless of other commissions or fees paid by the seller of any Property or paid by the Company to third parties for services in connection with the acquisition of a Property.

(e) **Property Acquisition Reimbursement of Expenses.** Any and all due diligence, feasibility, finders, appraisal, legal, accounting and other third-party charges and costs incurred by the Manager or any of its Affiliates to acquire the Property will be reimbursed to the Manager and/or Affiliate. Such amount shall not exceed $5,560. In addition, any transaction costs and interest costs charged by any third party lender that provides credit lines that enable the Manager or any Affiliate to acquire the Property will be reimbursable to the Manager.

(f) **Development Supervision Fee.** For services in connection with any future development supervision, the Manager or any of its Affiliates will be paid a development supervision fee (“Development Supervision Fee”) equal to 9 percent (9%) of the total hard costs incurred by the Company for improving, repositioning, repairing and refurbishing the Property. This Development Supervision Fee will be paid to the Manager for contracting with vendors, contractors and suppliers providing any materials and services for improving, repositioning,

repairing and refurbishing the Property.

(g) **Asset Management Fee.** For supervising the Property affairs of the Company including, but not limited to, property managers, contractors, brokers, suppliers, management companies and other vendors, the Manager will be paid monthly a fee equal to 1.5 percent (1.5%) of the monthly gross revenues generated by the Property ("Asset Management Fee").

(h) **Disposition Marketing Fee and Reimbursement.** For marketing services associated with the resale of the Property, the Company may pay the Manager, or an Affiliate, an amount ("Disposition Marketing Fee and Reimbursement") up to an amount equal to 6 percent (6.0%) of the sales price of the Property. Such Disposition Marketing Fee and Reimbursement will be reduced by any brokerage fees incurred from any listing or selling broker and agents. If such Disposition Marketing Fee and Reimbursement is reduced by any brokerage fees incurred from any listing or selling brokers and agents then, in the event such reduction amounts to a 100 percent reduction, the Company will pay the Manager a fee equal to 1 percent of the sales price of the Property not withstanding that a full 6 percent (6.0%) fee has been paid to any listing or selling brokers and agents.

(i) **Carry Back Note Service Fee**. In the event the Company has to refinance any existing Mortgage Loans Financing, the Manager will not charge the Company a fee. In the event the Company has to carry back any notes in connection with the sale of the Property, the Manager may service these notes and will be entitled to a carry back note-servicing fee ("Carry Back Note Service Fee") equal to 1 percent (1%) of the collected income on any notes.

(j) **Subordinated Participation in Distributions from Operational Cash Flow.** When distributions of cash or property from operations of the Property are made, such will be allocated to provide the following: first, to the Preferred Interest Holders to provide them an 8 percent (8.0%) cumulative annual simple return on investment ("Priority Return"), if not already paid from any other source; second, the balance of cash will be allocated 80 percent (80%) to the Preferred Interest Holders and 20 percent (20%) to the Manager. The calculation of Priority Return will begin on the date that an Investor's Subscription is accepted by the Manager and provided the Company closes escrow on the Property's purchase.

(k) **Subordinated Participation in Distributions from Resale or Refinance of the Property.** When distributions of cash or property from sale or refinance of the Property are made, such will be allocated to provide the following: first, to the Preferred Interest Holders to provide them an 8 percent (8.0%) cumulative annual simple return on investment ("Priority Return"), if not already paid from any other source; second, to the Preferred Interest Holders to provide them a return of capital if not already paid from any other source; third, the balance of cash or property will be allocated 80 percent (80%) to the Preferred Interest Holders and 20 percent (20%) to the Manager until the Preferred Interest Holders have received from all distributions their return of capital plus a 30 percent (30%) annual simple return; fourth, the balance of cash or property will be allocated 50 percent (50%) to the Preferred Interest Holders and 50 percent (50%) to the Manager. The calculation of Priority Return will begin on the date that an Investor's Subscription is accepted by the Manager and provided the Company closes escrow on the Property's purchase.

5.10 Conclusive Evidence. Any action taken by the Manager is conclusive evidence of its authority to bind the Company even if the Articles state that the Company is managed by only one Manager, and it is not invalidated as to the Company by any lack of authority of the signing

Managers or Manager in the absence of actual knowledge on the part of the other person that the signing Managers or Manager had no authority to execute the same.

5.11 Limited Liability. No person who is a Manager, officer or both a Manager and officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a Manager, officer or both a Manager and officer of the Company.

ARTICLE VI

ALLOCATIONS OF INCOME, PROFITS, LOSSES AND DISTRIBUTIONS

6.0 Distributions Policy. The Members may receive distributable cash from the Company. Distributable cash shall be determined in the sole discretion of the Manager after withholding sufficient working capital and reserves. Distributions to Members, when made, will be allocated among them in proportion to their percentage interests in the Company. Distributable cash, if any, will be distributed until expended, in the order described in Article VI of this Agreement.

6.1 Allocation of Net Profits and Net Losses. During each fiscal year, the net profits ("Net Profits") and net losses ("Net Losses") of the Company (other than from capital transactions), and each item of income, gain, loss, deduction or credit entering into the computation thereof, shall be credited or charged, as the case may be, to the capital accounts of each Member in proportion to the Members' Percentage Interests.

(a) **Net Profits.** The Net Profits of the Company from capital transactions shall be allocated in the following order of priority:

(i) First, to reverse any Net Losses allocated to a Member solely as a result of the application of the limitation of Section 6.1(a)(ii) to another Member; thereafter

(ii) To the Members in proportion to the Members' Percentage Interests.

(b) **Net Losses.** The Net Losses of the Company from capital transactions shall be allocated in the following order of priority:

(i) To the Members in proportion to the Members' Percentage Interests; then

(ii) Net Losses allocated pursuant to Section 6.1(b) hereof shall not exceed the maximum amount of losses that can be so allocated without causing any Member to have an adjusted Capital Account deficit at the end of any Fiscal Year. In the event some but not all of the Members would have adjusted Capital Account deficits as a consequence of an allocation of Net Losses pursuant to Section 6.l(b), the limitation set forth in this Section 6.l(b) shall be applied on a Member by Member basis so as to allocate the maximum permissible Net Losses to each Member under Regulations section 1.704-l(b)(2)(ii)(d).

6.2 Special Allocations.

(a) **Minimum Gain Chargeback.** Notwithstanding Section 6.1, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially

allocated items of the Company's income and gain for such Fiscal Year (and, if necessary, in subsequent fiscal years) in an amount equal to the portion of such Member's share of the net decrease in Company Minimum Gain that is allocable to the disposition of the Company's property subject to a Nonrecourse Liability, which share of such net decrease shall be determined in accordance with Regulations Section 1.704-2(g)(2). Allocations pursuant to this Section 6.2(a) shall be made in proportion to the amounts required to be allocated to each Member under this Section 6.2(a). The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(f). This Section 6.2(a) is intended to comply with the minimum chargeback requirement contained in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) **Chargeback of Minimum Gain Attributable to Member Nonrecourse Debt.** Notwithstanding Section 6.1 of this Agreement, if there is a net decrease in Company Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Company Minimum Gain attributable to such Member Nonrecourse Debt (which share shall be determined in accordance with Regulations Section 1.704-2(i)(5)) shall be specially allocated items of the Company's income and gain for such Fiscal year.

(c) **Nonrecourse Deductions.** Notwithstanding Section 6.1, any non-recourse deductions (as defined in Regulations Section 1.704-2(b)(1)) for any Fiscal Year or other period shall be specially allocated to the Members in proportion to their Percentage Interests.

(d) **Member Nonrecourse Deductions.** Notwithstanding Section 6.1, those items of the Company's Loss, deduction or Code Section 705(a)(2)(b) expenditures which are attributable to Member Nonrecourse Debt for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such items are attributable, in accordance with Regulations Section 1.704-2(i).

(e) **Qualified Income Offset.** Notwithstanding Section 6.1, if a Member unexpectedly receives any adjustments, allocations or distributions described in Regulations Section 1.704-I(b)(2)(ii)(d)(4), (5) or (6), or any other event creates a deficit balance in such Member's Capital Account in excess of such Member's share of Company Minimum Gain, items of the Company's income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such excess deficit balance as quickly as possible. Any special allocations of items of income and gain pursuant to this Section 6.2(e) shall be taken into account in computing subsequent allocations of income, Profits and Losses allocated to each Member pursuant to this Article VI, to the extent possible, and shall be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Section 6.2(e) if such unexpected adjustments, allocations or distributions had not occurred.

6.3 Code Section 704(c) Allocations. Notwithstanding any other provisions in this Article VI, in accordance with Code Section 704(c) and the Regulations promulgated thereunder, income, gain, loss and deduction, with respect to any property contributed to the capital of the Company, shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value on the date of contribution. Allocations pursuant to this Section 6.3 are solely for purposes of federal, state and local taxes. As such, they shall not affect or in any way be taken into account in computing a Member's Capital Account or share of Profits, Losses or other items of distributions pursuant to any provision of this Agreement.

6.4 Allocation of Net Profits and Losses and Distributions in Respect of a Transferred Preferred or Common Interest. If any Preferred or Common Membership Interest is transferred, or is increased or decreased by reason of the admission of a new Preferred or Common Member or otherwise, during any Fiscal Year of the Company, each item of income, Profit, Loss, deduction or credit of the Company for such Fiscal Year shall be assigned pro-rata to each day in the particular period of such Fiscal Year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred), and the amount of each such item so assigned to any such day shall be allocated to the Preferred or Common Member based upon his/her/its respective Preferred or Common Membership Interest at the close of such day.

However, for the purpose of accounting convenience and simplicity, the Company shall treat a transfer of, or an increase or decrease in, a Preferred or Common Membership Interest which occurs at any time during a semi-monthly period (commencing with the semi-monthly period, including the date hereof) as having been consummated on the last day of such semi-monthly period, regardless of when during such semi-monthly period such transfer, increase or decrease actually occurs (i.e., sales and dispositions made during the first 15 days of any month will be deemed to have been made on the 15th day of the month).

6.5 Subordinated Distribution of Cash or other Property From Operations. When distributions of cash or property from operations of the Property are made, such will be allocated to provide the following: first, to the Preferred Interest Holders to provide them an 8 percent cumulative annual simple return on investment ("Priority Return"), if not already paid from any other source; second, the balance of cash will be allocated 80 percent to the Preferred Interest Holders and 20 percent to the Manager. The calculation of Priority Return will begin on the date that an Investor's Subscription is accepted by the Manager and provided the Company closes escrow on the Property's purchase.

6.6 Subordinated Distribution of Cash or other Property From Sale or Refinance of Assets. When distributions of cash or property from sale or refinance of the Property are made, such will be allocated to provide the following: first, to the Preferred Interest Holders to provide them an 8 percent cumulative annual simple return on investment ("Priority Return"), if not already paid from any other source; second, to the Preferred Interest Holders to provide them a return of capital if not already paid from any other source; third, the balance of cash or property will be allocated 80 percent to the Preferred Interest Holders and 20 percent to the Manager until the Preferred Interest Holders have received from all distributions their return of capital plus a 30 percent annual simple return; fourth, the balance of cash or property will be allocated 50 percent to the Preferred Interest Holders and 50 percent to the Manager. The calculation of Priority Return will begin on the date that an Investor's Subscription is accepted by the Manager and provided the Company closes escrow on the Property's purchase.

6.7 Form of Distribution. A Member, regardless of the nature of the Member's Membership Interest or Capital Contribution, has no right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset of any kind in lieu of a proportionate distribution of money being made to other Members. Except upon a dissolution or winding up of the Company, no Member may be compelled to accept a distribution of any asset in kind.

6.8 Restriction on Distributions.

(a) No distribution shall be made if, after giving effect to the distribution:

(i) The Company would not be able to pay its debts as they become due in the usual course of business; or

(ii) The Company's total assets would be less than the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed if the Company were to be dissolved at the time of the distribution to satisfy the preferential rights of other Members, if any, upon dissolution that are superior to the rights of the Member receiving the distributions.

(b) The Manager may base a determination that a distribution is not prohibited on any of the following:

(i) Financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances;

(ii) A fair valuation; or

(iii) Any other method that is reasonable in the circumstances.

Except as provided in the Act, the effect of a distribution is measured as of the date the distribution is authorized if the payment occurs within 120 days after the date of authorization, or the date payment is made if it occurs more than 120 days after the date of authorization.

6.9 Return of Distributions. Except for distributions made in violation of the Act or this Agreement, no Member or Economic Interest Owner shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or any creditor of the Company. The amount of any distribution returned to the Company by a Member or Economic Interest Owner or paid by a Member or Economic Interest Owner for the account of the Company or to a creditor of the Company shall be added to the Capital Account or account from which it was subtracted when it was distributed to the Member or Economic Interest Owner.

6.10 Obligations of Members to Report Allocations. The Members are aware of the income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their shares of the Company's income and Loss for income tax purposes.

ARTICLE VII

TRANSFER AND ASSIGNMENT OF PREFERRED INTERESTS AND COMMON INTERESTS

7.1 Transfer and Assignment of Preferred Interests. No Preferred Interest Member, except the Manager who may acquire unsold Preferred Interests at the time of subscription, shall be entitled to transfer, assign, convey, sell, encumber or in any way alienate all or part of its Preferred Interests, except with the prior written consent of the Manager, which consent may be given, withheld, conditioned or delayed (as allowed by this Agreement or the Act), as the Manager may determine in its sole discretion. Transfers in violation of this Article VII shall only be effective to the extent set forth in Section 7.7. After the consummation of any transfer of any part of a Preferred Interest, the Preferred Interest so transferred shall continue to be subject to the terms and provisions of this Agreement, and any further transfers shall be required to comply with all the terms and provisions of this Agreement.

7.2 Further Restrictions on Transfer of Preferred Interests. In addition to other restrictions found in this Agreement, no Preferred Interest Member shall transfer, assign, convey, sell, encumber or in any way alienate all or any part of his or her Preferred Interest: (i) without compliance with Section 12.10, and (ii) if the Preferred Interest to be transferred, assigned, sold or exchanged, when added to the total of all other Preferred Interest sold or exchanged in the preceding 12 consecutive months prior thereto, would cause the termination of the Company under the Code, as determined by the Manager.

7.3 Substitution of Members. A transferee of a Preferred Interest shall have the right to become a substitute Preferred Interest Member only if (i) the requirements of Sections 7.1 and 7.2 relating to consent of Manager, securities laws and the requirements hereof are met, (ii) such person executes an instrument satisfactory to the Manager accepting and adopting the terms and provisions of this Agreement and (iii) such person pays any reasonable expenses as determined by the Manager in connection with his or her admission as a new Preferred Interest Member. The admission of a substitute Preferred Interest Member shall not result in the release of the Preferred Interest Member who assigned the Preferred Interest from any liability that such Preferred Interest Member may have to the Company prior to the admission of a transferee as a substitute Preferred Member.

7.4 Family and Affiliate Transfers. The Preferred Interests of any Preferred Interest Member may be transferred subject to compliance with Section 7.2, and without the prior written consent of the Manager as required by Section 7.1, if: (i) done by inter vivos gift or by testamentary transfer to any spouse, parent, sibling, in-law, child or grandchild of the Preferred Interest Member or (ii) to any Affiliate of the Preferred Interest Member, it being agreed that in executing this Agreement, each Preferred Interest Member has consented to such transfers.

7.5 Effective Date of Permitted Transfer. Any permitted transfer of all or any portion of a Preferred Interest shall be effective following the date upon which the requirements of Sections 7.1, 7.2 and 7.3 have been met. Any transfer of a Preferred Interest shall be taken subject to the restrictions on transfer imposed by this Agreement.

7.6 Rights of Legal Representatives. If a Preferred Interest Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Preferred Interest Member's person or property, the Preferred Interest Member's executor, administrator, guardian, conservator or other legal representative may exercise all of the Preferred Interest Member's rights for the purpose of settling the Preferred Interest Member's estate or administering the Preferred Interest Member's property, including the power the Preferred Interest Member has under the Articles or this Agreement to give an assignee the right to become a Preferred Interest Member. If a Preferred Interest Member is a corporation, trust or other entity, and such entity is dissolved or terminated, the rights of that Preferred Interest Member may be exercised by his or her legal representative or successor.

7.7 No Effect to Transfers in Violation of Agreement. Upon any transfer of a Preferred Interest in violation of this Article VII, the transferee shall have no right to vote or participate in the management of the business, property and affairs of the Company or to exercise any rights of a Preferred Interest Member. Such transferee shall only be entitled to become an Economic Interest Owner and thereafter shall only receive the share of one or more of the Company's Net Profits, Net Losses and distributions of the Company's assets to which the transferor of such Economic Interest would otherwise be entitled. Notwithstanding the immediately preceding sentences, if, in the determination of the Manager, a transfer in violation of this Article VII would cause the termination of the Company under the Code, in the sole discretion of the Manager, the transfer shall be null and void and the purported transferee shall not become either a Preferred Interest Member or an Economic Interest Owner.

Upon and contemporaneously with any transfer, assignment, conveyance or sale (whether arising out of an attempted charge of that Preferred Interest Member's Economic Interest by judicial process, a foreclosure by a creditor of the Preferred Interest Member or otherwise) of a Preferred Interest Member's legal and/or Economic Interest in violation of this Agreement, which does not at the same time transfer the balance of the rights associated with the Membership Interest transferred by the Preferred Interest Member (including without limitation, the rights of the Preferred Interest Member to vote or participate in the management of the business, property and affairs of the Company), the Company shall purchase for a price of $100, all remaining rights and interests retained by the Preferred Interest Member that immediately before the transfer, assignment, conveyance or sale were associated with the transferred Economic Interest. Such purchase and sale shall not, however, result in the release of the Preferred Interest Member from any liability to the Company as a Member.

Each Preferred Interest Member acknowledges and agrees that the right of the Company to purchase such remaining rights and interest from a Preferred Interest Member who transfers a Preferred Interest in violation of this Article VII is not unreasonable under the circumstances existing as of the date hereof.

7.8 Transfer of Common Interests. The Manager or Managers, in the case of more than one Manager, has the right to transfer, assign, convey, sell, encumber or in any other way alienate all or part of the Economic Interest of its Common Interests without the consent of the Preferred Interest Members or other Managers. Any such transfer standing alone does not mean the Manager has retired or abandoned the Company as a Manager.

The transferee of any Common Interest does not become a substitute Common Interest Member unless, and until, the remaining Managers consent in writing to such transferee of a selling Manager becoming a substitute Common Member. In the case of the Company having only one Manager, then in such event the transferee of the Manager's Common Interest so transferred will vest automatically as a substitute Common Interest Member. The admission of a substitute Common Interest Member shall not result in the release of the Manager who transferred the Common Interests from any liability that such may have to the Company.

ARTICLE VIII

CONSEQUENCES OF DISSOLUTION OR BANKRUPTCY OF MANAGER

8.1 Dissolution Event. Upon the occurrence of a Dissolution Event of the Manager (dissolution or bankruptcy), the Manager subject to the dissolution or bankruptcy event shall be referred to as former manager ("Former Manager"). The Company shall dissolve, unless the Remaining Preferred Interest Holders ("Remaining Members") holding a Majority Interest of the Remaining Preferred Interests ("Remaining Interests") consent within 90 days of the Dissolution Event to continue the business of the Company. The Former Manager's Common Interests and the income, refinance and profits proceeds allocated to the Common Interests shall not be voided or cancelled in the event of a dissolution or bankruptcy of the Manager.

ARTICLE IX

ACCOUNTING, RECORDS, REPORTING BY MEMBERS

9.1 Books and Records. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods followed for federal income tax purposes. The books and records of the Company shall reflect all of the Company's transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office in California all of the following:

(a) A current list of the full name and last known business or residence of each Member (Preferred or Common) and Economic Interest Owner, together with the Capital Contributions, Capital Account and Percentage Interest of each Member and Economic Interest Owner;

(b) A current list of the full name and last known business or residence address of each Manager;

(c) A copy of the Articles and any and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

(d) Copies of the Company's federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years;

(e) A copy of this Agreement, and any and all amendment thereto, together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

(f) Copies of the financial statements of the Company, if any, for the six most recent Fiscal Years; and

(g) The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four Fiscal Years.

9.2 Delivery to Members and Inspection.

(a) Upon the request of any Member or Economic Interest Owner for purposes reasonably related to the Interest of that person as a Member or Economic Interest Owner, the Manager shall promptly deliver to the requesting Member or Economic Interest Owner, at the expense of the Company, a copy of the information required to be maintained by Sections 9.1(a), (b) and (d), and a copy of this Agreement.

(b) Each Member, Manager and Economic Interest Owner has the right, upon reasonable request for purposes reasonably related to the interest of the person as Member, Manager or Economic Interest Owner, to:

(i) inspect and copy, during normal business hours, any of the Company records described in Sections 9.1(a) through (g); and

(ii) obtain from the Managers, promptly after their becoming available, a copy of the Company's federal, state and local income tax or information returns for each Fiscal Year.

(c) Preferred Interest Members representing at least 5 percent of the Percentage Interest, or three or more Preferred Interest Members, may make a written request to the Manager for an income statement of the Company for the initial three-month, six-month or nine-month period of the current Fiscal Year, ended more than 30 days prior to the date of request, and a balance sheet of the Company, as of the end of that period. Such statement shall be accompanied by the report thereon, if any, of the independent accountants engaged by the Company or, if there is no report, the certificate of a Manager that the statement was prepared without audit from the books and records of the Company. If so requested, the statement shall be delivered or mailed to the Preferred Interest Members within 30 days thereafter.

(d) Any request, inspection or copying by a Member or Economic Interest Owner under this Section 9.2 may be made by that person or that person's agent or attorney.

(e) The Manager shall promptly furnish to a Member a copy of any amendment to the Articles of this Agreement executed by a Manager pursuant to a power of attorney from the Member.

9.3 Annual Statements.

(a) The Manager shall cause to be prepared, at least annually at the Company's expense, information necessary for the preparation of the Members' and Economic Interest Owners' federal and state income tax returns. The Manager shall send or cause to be sent to each Member or Economic Interest Owner, within 75 days after the end of each taxable year, such information as is necessary to complete federal and state income tax or information returns.

(b) The Manager shall cause to be filed documents as required with the California regulatory authorities and annual statements required by such agencies.

9.4 Financial and Other Information. The Manager shall provide such financial and other information relating to the Company or any other person in whom the Company owns, directly or indirectly, an equity interest, as a Member may reasonably request.

9.5 Filings. The Manager, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Manager, at the Company's expense, shall also cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies, amendments to, or restatements of, the Articles and all reports required to be filed by the Company with those entities under the Act or other current applicable laws, rules and regulations. If a Manager is required by the Act to execute or file any document and fails, after demand, to do so within a reasonable period of time or refuses to do so, any other Manager or Member may prepare, execute and file that document with the state of California.

9.6 Bank Accounts. The Manager shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other person.

9.7 Accounting Decisions and Reliance on Others. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Manager. The Manager may rely upon the advice of its accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

9.8 Tax Matters for the Company Handled by Managers and Tax Matters Partner. The Manager shall, from time to time, cause the Company to make such tax elections as they deem to be in the best interests of the Company and the Members. The Tax Matters Partner, as defined in Code Section 6231, shall represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated in the overall best interests of the Company. If for any reason the Tax Matters Partner can no longer serve in that capacity or ceases to be a Manager or Member, as the case may be, Members holding a Majority Interest may designate another to be Tax Matters Partner.

ARTICLE X

DISSOLUTION AND WINDING UP

10.1 Dissolution. The Company shall be dissolved, its assets shall be disposed of and its affairs wound up on the first to occur of the following:

(a) Upon the happening of any event of dissolution specified in the Articles;

(b) Upon the entry of a decree of judicial dissolution;

(c) The occurrence of a Dissolution Event of the Manager and the failure of the Remaining Members to consent in accordance with Section 8.1 to continue the business of the Company within 90 days after the occurrence of such event; or

(d) The sale of all or substantially all of the assets of the Company.

10.2 Certificate of Dissolution. As soon as possible following the occurrence of any events specified in Section 10.1, the Manager who has not wrongfully dissolved the Company or, if none, the Preferred Interest Members, shall execute a certificate of dissolution ("Certificate of Dissolution") in such form as shall be prescribed by the California Secretary of State and file the Certificate as required by the Act.

10.3 Winding Up. Upon the occurrence of any event specified in Section 10.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors. The Manager who has not wrongfully dissolved the Company, or, if none, the Members, shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and its assets, shall either cause its assets to be sold or distributed and, if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefore, to be applied and distributed as provided in Section 10.5. The Persons winding up the affairs of the Company shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear in the records of the Company. The Managers or Members winding up the affairs of the Company shall be entitled to reasonable compensation for such services

10.4 Distributions in Kind. Any non-cash asset distributed to one or more Members shall first be valued at its fair market value to determine the Net Profit or Net Loss that would have resulted if such asset were sold for such value, such Net Profit or Net Loss shall then be allocated pursuant to Article VI, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in such distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The fair market value of such asset shall be determined by the Managers, the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) selected by the Manager or liquidating trustee and approved by the Members.

10.5 Order of Payment of Liabilities Upon Dissolution. After determining that all known debts and liabilities of the Company in the process of winding-up, including without limitation, debts and liabilities to Members (Preferred or Common) who are creditors of the Company have been paid or adequately provided for, the remaining assets shall be distributed to the Members according to the allocations and priorities specified in this Agreement.

10.6 Compliance with Regulations. All payments to the Members upon the winding-up and dissolution of the Company shall be strictly in accordance with the positive capital account balance limitation and other requirements of Regulations Section 1.704-l(b)(2)(ii)(d).

10.7 Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely at the assets of the Company for the return of his or her positive Capital Account balance and shall have no recourse for his or her Capital Contribution and/or share of Net Profits (upon dissolution or otherwise) against the Manager or any other Member except as provided in Article XI.

10.8 Certificate of Cancellation. The Manager or Members who filed the certificate of dissolution shall cause to be filed in the office of, and on a form prescribed by, the state of California a certificate of cancellation of the Articles upon the completion of the winding-up of the affairs of the Company.

10.9 No Action for Dissolution. Except as expressly permitted in this Agreement, a Member shall not take any voluntary action that directly causes a Dissolution Event. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 10.1. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Economic Interests. Accordingly, except where the Managers have failed to liquidate the Company as required by this Article X, each Member hereby waives and renounces his or her right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company on the ground that (a) it is not reasonably practicable to carry on the business of the Company in conformity with the Articles or this Agreement or (b) dissolution is reasonably necessary for the protection of the rights or interests of the complaining Member. Damages for breach of this Section 10.9 shall be monetary damages only (and not specific performance), and the damages may be offset against distribution by the Company to which such Member would otherwise be entitled.

ARTICLE XI

INDEMNIFICATION AND INSURANCE

11.1 Indemnification of Agents. The Company shall indemnify any person who was or is a party, or is imperil of being made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a Member (Common or Preferred), Manager, officer, employee or other agent of the Company, or that being or having been such a Member, Manager, officer, employee or agent, he or she is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to hereinafter as an "Agent"), to the fullest extent permitted by applicable law. This indemnification will not apply in the event the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct or a knowing violation of law by the party seeking indemnification. The Manager shall be authorized, on behalf of the Company, to enter into indemnity agreements, from time to time, with any person entitled to be indemnified by the Company hereunder, upon such terms and conditions as the Manager deems appropriate in its business judgment.

11.2 Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was an agent of the Company against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status

as an agent, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Section 11.1 or under applicable law.

ARTICLE XII

MISCELLANEOUS

12.1 Counsel to the Company. Counsel to the Company may also be counsel to any Affiliate of a Manager. The Manager may execute on behalf of the Company and the Members (Common or Preferred) any consent to the representation of the Company that counsel may request pursuant to the California Rules of Professional Conduct or similar rules in any other jurisdiction ("Rules"). Each Member acknowledges that the Company's counsel does not represent any Member in the absence of a clear and explicit agreement to such effect between the Member and the Company's counsel, and in the absence of any such agreement, the Company's counsel shall owe no duties directly to a Member. In the event any dispute or controversy arises between any Members and the Company, or between any Members or the Company, on one hand, and a Manager (or Affiliate of a Manager), that counsel may represent either the Company or such Manager (or his Affiliate), or both, in any such dispute or controversy to the extent permitted by the Rules, and each Member hereby consents to such representation.

12.2 Complete Agreement. Subject to the provisions of this Section 12.2, the Offering Documents and each of its identified attached or unattached exhibits shall be construed, as much as possible, together as the entire understanding and agreement between the parties with respect to any matter pertaining to the Company or the Offering, and all other correspondence, memoranda or agreements, whether written or oral, express or implied, originating before the date of the execution of the Subscription Documents, with respect to the Company, are deemed merged herein and of no further force and effect, unless otherwise specifically stated.

12.3 Priority of Documents. In the event that there is an inconsistency or alleged inconsistency between any of the Offering Documents, the Offering Documents shall be interpreted in the following order of priority: Articles, this Agreement and Offering Documents.

12.4 Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon, and inure to the benefit of, the Members and their respective successors and assigns.

12.5 Parties in Interest. Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under, or by reason of this Agreement, on any persons other than the Members, Manager and their respective successors and assigns; nor shall anything in this Agreement relieve or discharge the obligation or liability of any third person any right of subrogation or action over or against any party to this Agreement.

12.6 Pronouns; Statutory References. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the context in which they are used may require. Any reference to the Code, the Regulations, the Act or other statutes or laws will include all amendments, modifications or replacements of the specific sections and provisions concerned.

12.7 Headings. All headings herein are inserted only for the convenience and ease of reference and are not to be considered in the construction or interpretation of any provisions of this Agreement.

12.8 Interpretations. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall

be implied by virtue of the fact that this Agreement was prepared by, or at the request of, a particular Member or his or her counsel.

12.9 References to this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated.

12.10 Jurisdiction. Each Member hereby consents to the exclusive jurisdiction of the state and federal courts sitting in California in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement, provided such claim is not required to be arbitrated. Each Member further agrees that personal jurisdiction over him or her may be affected by service of process by registered or certified mail and that when so made shall be as if served upon him or her personally within the state of California.

12.11 Disputed Matters. If a controversy or claim should arise out of or related to this Agreement, the parties will attempt in good faith to resolve such controversy or claim by negotiation. If the matter has not been resolved within thirty (30) days by negotiation, the parties will attempt in good faith to resolve the controversy or claim in accordance with mediation, with mutually agreeable rules. If mutually agreeable rules cannot be developed, the Center for Public Resources Model Procedure for Mediation of Business Disputes shall be utilized. If the matter has not been resolved by mediation within sixty (60) days of the commencement of mediation, or if either party will not participate in mediation, then the controversy shall be settled by binding arbitration in accordance with the then-existing Commercial Arbitration Rules of JAMS/Endispute in Orange County, California. The written decision of the arbitrator shall be binding and conclusive on the parties. The parties agree that there shall be no pre-arbitration discovery, and the arbitrator shall not award punitive damages to either of the parties. Judgment may be entered in any court having jurisdiction, and the parties consent to the jurisdiction of Superior Court for Orange County, for this purpose. Any arbitration undertaken pursuant to this Agreement shall occur in Orange County, California. At the request of either party, the mediation and arbitration proceedings will be conducted in the utmost secrecy; in such case, all documents, testimony and records shall be received, heard and maintained by the mediators or arbitrators, as the case may be, in secrecy under seal, available for the inspection only by the disputing parties, their respective attorneys and their respective experts who shall agree in advance in writing to receive all such information confidentially and to maintain such information in secrecy until such information shall become generally known.

12.12 Attachments. All Attachments attached to this Agreement are incorporated and shall be treated as if set forth herein.

12.13 Severability. If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

12.14 Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby.

12.15 Notices. Notices required or desired to be given under this Agreement shall be in writing and shall be given by (a) personal delivery (b) first class U.S. mail, postage prepaid, certified return receipt requested; (c) a nationally recognized courier service with guaranteed next day delivery; or (d) facsimile machine by a Member's legal counsel to another Member or its legal counsel, provided such other Member or its legal counsel has a compatible receiving device for such transmission, with a copy sent concurrently by first class mail. Notices shall be directed to the addresses shown

on Attachment A, provided that a Member may change its address for notice by giving written notice to all other Members in accordance with this notice section. Notices given personally or by facsimile shall be deemed given on the date sent; by courier, shall be deemed given on the day after the day sent; and by first class mail, five (5) days after the date deposited in the United States mail.

12.16 Amendments. All amendments to this Agreement will be in writing and signed by all of the Members necessary to amend this Agreement.

12.17 Reliance on Authority of Person Signing Agreement. If a Member is not a natural person, neither the Company nor any Member will (a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual or (b) be responsible for the application of distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

12.18 No Interest on Company Property: Waiver of Action for Partition. No Member or Economic Interest Owner has any interest in specific property of the Company, except as otherwise described in the Offering Documents. Without limiting the foregoing, each Member and Economic Interest Owner irrevocably waives during the term of the Company any right that he or she may have to maintain any action for partition with respect to the Property of the Company.

12.19 Multiple Counterparts. This Agreement may be signed in counterpart, through the Offering's Subscription Agreement or duplicate copies, and any signed counterpart, Subscription Agreement or duplicate copy shall be equivalent to a signed original for all purposes. The attachment of an original or duplicate copy of the Member's counterpart or Subscription Agreement shall be deemed to have the same force and effect as if the Member actually executed this Agreement.

12.20 Attorney Fees. In the event that any dispute between the Company and the Members or among the Members should result in litigation or arbitration, the prevailing party shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses.

12.21 Time is of the Essence. All dates and time in this Agreement are of the essence.

12.22 Remedies Cumulative. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

12.23 Special Power of Attorney.

(a) **Attorney in Fact.** Each Preferred or Common Interest Member, by executing a Subscription Agreement, grants the Manager and the officers a special power of attorney irrevocably making, constituting and appointing the Manager and its officers as the Preferred or Common Interest Member's attorney in fact, with all power and authority to act in the Member's name and on the Member's behalf to execute, acknowledge and deliver and swear to in the execution, acknowledgment, delivery and filing of the following documents related to the business of the Company that are necessary or desirable as determined by the Manager, in its sole discretion, to carry out the day to day activities of the Company, which shall include, by way of illustration, but not of limitation, the following:

(i) Articles of Organization, this Agreement and any amendment to the Articles or this Agreement which, under the laws of the State of California or the laws of any other state, is required to be filed or which the Manager elects to file;

(ii) Any other instrument or document required to be filed by the Company under the laws of any state, or by any governmental agency, or which the Manager elects to file;

(iii) Any consent to the representation of the Company by counsel selected by the Manager as described in Section 12.1;

(iv) Opening and maintaining bank accounts on behalf of the Company;

(v) Depositing, withdrawing, paying, retaining and distributing the Company's funds in any manner consistent with the provisions of this Agreement; and

(vi) Any other document reasonably necessary or desirable as determined by the Manager, in its sole discretion, with respect to the foregoing and to otherwise carry out the business of the Company pursuant to the terms of this Agreement.

(b) **Irrevocable Power.** The special power granted in Section 12.23(a): (i) is irrevocable, (ii) is coupled with an interest; (iii) shall survive a Member's death, incapacity or dissolution; and (iv) shall survive the delivery of an assignment by a Member of the whole or any portion of the interest to an assignee thereof, said special power of attorney shall have the same legal force and effect as if the assignee was an original Member under this Agreement; provided, however, that with respect to the assignor where the assignee thereof has been admitted to the Company as a Member, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling the Managers and/or the officers to execute, acknowledge and file on behalf of the assignor any instrument necessary to effectuate such assignment.

(c) **Signatures.** Any Manager or officer may exercise the special power of attorney on behalf of each Member by a facsimile signature or by the actual signature of any Manager or officer or by listing all of the Members on an instrument and then executing the instrument with a single signature of the Member acting as an attorney-in-fact for all of the Members.

12.24 Joint Ownership. For all purposes hereunder, in those cases in which two persons are indicated as holding a Membership Interest as joint tenants, community property or tenants in common, the following shall apply:

(a) To the extent required by law, such persons shall be considered as Members hereunder, each shall be deemed to have contributed 1/2 of the capital contribution and to own 1/2 of such Membership interests, and each shall be deemed to have an initial Capital Contribution consisting of 1/2 of the capital contribution as set forth opposite their respective names;

(b) For purposes of voting upon or consenting to any actions or matters, as provided herein or by law, the vote or consent of either such person shall, unless both such persons are present and voting or indicate otherwise in writing, be deemed to be the vote or consent of both such persons. In the event that both are present and voting or submit written consents or refusals, each shall vote as to 1/2 of the Membership Interests, which may be voted by both;

(c) Upon the death of either such person and the passing of the decedent's interest by any means, to the survivor of such persons, such passing is hereby established as a passing carrying with it the right to be a substituted Member as to the decedent's interest by virtue of this provision and without the requirement or consent of any other Member; provided that the assignee complies with Section 7.3 hereof;

(d) Any proposed transfer and offer shall, if made, be deemed made by both such persons as the offering partner and shall be deemed applicable to their joint interest herein;

(e) All elections made by either of such persons to acquire an Interest owned hereunder by another shall bind both such persons; and

(f) Any notices given to either person shall, unless the Company is otherwise advised in writing, be deemed notice to both persons.

IN WITNESS WHEREOF, the founding Member of FC Comstock 8, LLC has executed this Agreement, and each of the Preferred Interest Members, by actual signature of the Subscription Agreement which shall be deemed to be attached to this Agreement (whether or not actually so attached), have executed this Agreement effective, in all instances, as of the date written above.

MANAGER (FOUNDING MEMBER):

Valley Commercial, Inc. a California corporation, dba Fiola Communities
By its President Richard Fiola

____
Richard Fiola, President

ATTACHMENT A

NAMES, ADDRESSES, AND INTERESTS OF THE MEMBERS

NAME & ADDRESS OF COMMON MEMBERS	CAPITAL CONTRIBUTION	NUMBER OF COMMON INTERESTS	PERCENTAGE INTEREST
Valley Commercial, Inc., a California corporation doing business as Fiola Communities Address: 25422 Trabuco Road, Suite 105-268 Lake Forest, CA 92630	Cash, services, contract rights or other forms of real or personal property.		100%

NAME & ADDRESS OF PREFERRED MEMBERS	CAPITAL CONTRIBUTION	NUMBER OF PREFERRED INTERESTS	PERCENTAGE INTEREST

EXHIBIT B

SUBSCRIPTION DOCUMENTS
FOR

FC COMSTOCK 8, LLC

FC Comstock 8, LLC

Subscription Document for Preferred Interests (Reg CF Offering)

FC COMSTOCK 8, LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

SUBSCRIPTION INSTRUCTIONS

In order to subscribe for Preferred Limited Liability Company Interests ("Preferred Interests") of FC Comstock 8, LLC, pursuant to the Company's Reg CF Offering, please complete and return the document listed below in accordance with the following instructions:

1. **SUBSCRIPTION AGREEMENT**

   Please complete the required information.

2. **INVESTOR QUESTIONNAIRE**

3. **MAKE CHECK PAYABLE TO:**

   FC Comstock 8, LLC

4. **SEND CHECK AND DOCUMENTS TO:**

   Fiola Communities
   Attention: FC Comstock 8, LLC
   25422 Trabuco Road, Suite 105-268
   Lake Forest, CA 92630

(***SUBMIT WITH CHECK***) PPM Copy Number__________

FC COMSTOCK 8, LLC
PREFERRED INTERESTS

SUBSCRIPTION AGREEMENT

By signing this Subscription Agreement, without waiving any of your rights under applicable federal or state laws, you agree as follows:

1. You will accept and be bound by the provisions of the operating agreement of FC Comstock 8, LLC (the “Operating Agreement”) set forth in the Form C Offering Statement (“Offering Statement” or “Memorandum”) dated July 2, 2021 and any of the Memorandum’s attached and/or unattached exhibits and supplements;

2. You have received and read the Operating Agreement and the Memorandum prior to the execution of this Subscription Agreement. You have relied solely upon such documents and upon independent investigations made by you or by your representatives in making your decision to purchase Preferred Interests, and no oral or written representations apart from those contained in the foregoing documents have been made to or relied upon by you;

3. You are aware that no federal or state agency has approved or made any finding or determination as to the fairness of the investment or any recommendation or endorsement of the Preferred Interests;

4. You understand that an investment in Preferred Interests involves certain risk factors and conflicts of interest, many of which are referred to in the Memorandum;

5. You have the requisite knowledge and experience to assess the relative business and tax matters and risks or have relied upon the advice of experienced advisors with regard to tax aspects, risks and other considerations involved in this investment;

6. You, your counsel and/or advisor(s) (collectively, “representatives”) have made or have had the opportunity to make such inspections as you have deemed necessary, whether to investigate any information given by the Memorandum, to further your evaluation of the investment or otherwise;

7. You and your representatives have had the opportunity to discuss all material aspects of this transaction with the manager (“Manager”) or with its authorized agents, and any questions asked have been answered to the full satisfaction of you and your representatives;

8. You are investing in the Preferred Interests with a reasonable expectation of an economic profit from such investment apart from tax benefits. You understand the sale of the Preferred Interests has not been registered under the Securities Act of 1933, as amended (the “Act”), by reason of specified exemptions therefrom which depend upon, among other things, the bona fide nature of your investment intent as expressed herein;

9. Your overall commitment to investments, which are not readily marketable, is not disproportionate to your net worth, and your investment in the Preferred Interests will not cause such overall commitment to become excessive;

10. You have adequate net worth and means of providing for your current needs and contingencies to sustain a complete loss of your investment in the Company at the time of investment and have no need for liquidity in your investment in the Preferred Interests. You currently can afford a complete loss of your investment;

11. You are aware that there is no public market for the Preferred Interests, that it is unlikely that any such market will develop and that it may not be possible to liquidate your investment readily. You agree not to transfer or assign this Agreement, or any of your interest herein, and further agree that the transfer or assignment of the Preferred Interests acquired pursuant hereto shall be made only in accordance with the Operating Agreement and all applicable laws;

12. You have attained the age of majority (as established in the state in which you reside), if an individual, and are under no legal disability with respect to entering into a contractual relationship with the Company and executing this Subscription Agreement;

13. You are aware that many jurisdictions, including the United States, are in the process of changing or creating anti-money laundering or similar laws, regulations and policies (whether or not with force of law), including, but not limited to the United States law titled "Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001," and many investment funds, investment advisers and other financial intermediaries are in the process of changing or creating responsive disclosure and compliance policies which may apply to the Company, the Manager and/or the selling group (collectively, "Anti-Money Laundering Laws"). The Company will comply with any Anti-Money Laundering Laws to which it is or may become subject, and it is its policy to interpret them broadly in favor of disclosure. The Company could be requested or required, or otherwise determine it is appropriate, to obtain certain assurances from you, disclose information pertaining to the Company and/or you to governmental, regulatory or other authorities or to financial intermediaries or others or engage in due diligence or take other related actions in the future pursuant to such Anti-Money Laundering Laws. You understand, acknowledge, represent and agree:

a) That, to your knowledge, the acceptance of these Subscription Documents together with the related payments will not breach any applicable Anti-Money Laundering Laws;

b) To provide any information deemed necessary by the Company to comply with its anti-money laundering programs and related responsibilities from time to time;

c) That you are (i) not an individual, entity or organization on any U.S. Office of Foreign Assets Control ("OFAC") "watch list" and do not have any affiliation of any kind with such individual, entity or organization; (ii) not a foreign shell bank; and (iii) not a person or entity resident in, or whose subscription funds are transferred from or through, a jurisdiction identified as non-cooperative by the U.S. Financial Action Task Force;

d) That the funds to be invested in the Company were not derived from any activities that may contravene U.S. or non-U.S. Anti-Money Laundering Laws;

e) You will provide such additional information or take such other actions as may be required by the Manager, in the Manager's sole judgment, to comply with any Anti-Money Laundering Law and consent to disclosure by the Company and its agents to any relevant third party, including, among others, both private and governmental entities, of information pertaining to you and to any other action, including, without limitation, redeeming your Preferred Interest in

the Company, that the Manager in its sole judgment determines what is necessary or appropriate to comply with any Anti-Money Laundering Law; and

f) That you are not, and no beneficial owner of the undersigned is, a senior foreign political figure [1], an immediate family member of a senior foreign political figure [2] or a close associate of a senior foreign political figure [3].

[1] A "senior foreign political figure" is identified as a senior official in the executive, legislative, administrative, military or judicial branches of foreign government (whether elected or not), a senior official of a major foreign political party or a senior executive of a foreign government-owned corporation. In addition, a "senior foreign political figure" includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior political figure. [2] "Immediate family" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children and in-laws. [3] A "close associate" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

14. If and when this Subscription Agreement is accepted, you will have purchased the number of Preferred Interests set forth above your signature on the signature page of this Subscription Agreement. The Preferred Interests which you offer to purchase hereby shall not be deemed issued to or owned by you until (i) you have fully paid the initial subscription price in cash, and (ii) the Manager has accepted your offer of purchase. The Manager shall have until the closing date ("Closing Date") of the Offering, subject to the right of the Manager on behalf of the Company to extend the Closing Date for two 90 day extension periods ("90 Day Extension Period"), to accept or reject your offer, in its sole discretion. If this Subscription Agreement is accepted by the Manager, you will become a Preferred Interests Holder for all purposes;

15. By your signature hereto and by checking the applicable space below, you hereby specifically represent and warrant that you are the sole party in interest with respect to the purchase of Preferred Interests hereunder, that you satisfy the net worth and/or income requirements set forth opposite the box checked by you, and that you are eligible to purchase such Preferred Interests under the suitability standards of your state of residence and, if different, of the state in which the Preferred Interests are to be purchased. In the case of sales to fiduciary accounts, the fiduciary represents that such conditions are met by the fiduciary, by the fiduciary account or by the contributor who directly or indirectly supplies the funds for the purchase of Preferred Interests;

____ The undersigned is an accredited investor under Regulation "D" of the Act as follows:

a) The investor ("Investor") is a natural person who has a net worth or joint net worth with the Investor's spouse exceeding $1,000,000 (exclusive of the equity in their primary residence) at the time of the Investor's purchase; or

b) The Investor is a natural person who had an individual income in excess of $200,000 in each of the two most recent years and who reasonably expects an income in excess of $200,000 in the current year, or who together with his/her spouse had joint income in excess of $300,000 in each of the two most recent years and who reasonably expects a joint income in excess of $300,000 in the current year; or

c) An Investor which is a (i) bank, savings and loan association or trust company, (ii) a broker/dealer registered under the Securities Exchange Act of 1934, (iii) an insurance company, (iv) an investment company registered under the Investment Company Act of 1940, (v)

a pension or profit sharing trust (other than a self-employed individual retirement plan or individual retirement account), (vi) a governmental agency, (vii) a small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, (viii) a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940 or (ix) a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940; or

d) The Investor is an officer or director of the Company or an officer or director of the Manager; or

e) Any trust with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the Preferred Interests and its purchases of Preferred Interests are made by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D; or

f) The Investor is a tax-exempt organization, corporation, Massachusetts or similar business trust or partnership as described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), and has assets of not less than $5,000,000 as of its most recent audited financial statements, not formed for the specific purpose of acquiring the securities offered; or

g) The Investor is an entity in which all of the equity owners are accredited investors.

____ In the Alternative, the undersigned is not an accredited Investor (Non - Accredited Investor), under Regulation "D" of the Act, but satisfies the standards below:

a) The Investor has reviewed the contents of the Memorandum and understands the terms of the Offering; and

b) The Investor is acquiring the Preferred Interests for the Investor's own account and not with a view to resale or distribution; and

c) If either of an investor's annual income or net worth is less than $107,000, then the investor's investment limit is the greater of $2,200 or 5% of the greater of the investor's annual income or net worth. If both the non-accredited investor's annual income and net worth are equal to or more than $107,000, then the investor's limit is 10 percent of the greater of their annual income or net worth, not to exceed $107,000.

16. You adopt, accept and agree to be bound by all the terms and provisions of the Operating Agreement and to perform all obligations by the Operating Agreement with respect to the Preferred Interests purchased;

17. You agree to indemnify and hold harmless the Company, the Manager and their respective officers, directors and affiliates from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of your failure to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of any breach of the representations and warranties made by you herein or in connection with the Company, or in any document provided by you to the Company or the Manager;

18. All information which you have provided to the Company concerning your financial position and knowledge of financial business matters and set forth herein and submitted

herewith is correct and complete as of the date set forth at the end hereof, and if there should be any material change in such information prior to acceptance of this Subscription Agreement by the Manager, you will immediately provide the Company with such information;

19. You hereby constitute and appoint the Manager, and each of its members, with full power of substitution, as your attorney-in-fact with power and authority to act in your name and on your behalf (except as otherwise provided by law) in accordance with the Operating Agreement; this power of attorney hereby granted is a special power of attorney and shall be deemed to be coupled with an interest, shall be irrevocable, shall survive your death, dissolution, bankruptcy or legal disability and shall extend to your heirs, successors and assigns. You agree to be bound by any representations made by the Manager acting in good faith under such power of attorney, and you waive any and all defenses that may be available to contest, negate or disaffirm any action of the Manager taken in good faith under such power of attorney;

20. You agree that within five days after receipt of a written request from the Company, you will provide such information and execute and deliver such documents as reasonably may be necessary to comply with any and all laws and ordinances to which the Company is subject;

21. You certify under penalty of perjury that the taxpayer identification number shown on this Subscription Agreement is correct; that you are not subject to backup withholding because (a) you are exempt from backup withholding, (b) you have not been notified by the Internal Revenue Service (IRS) that you are subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified you that you are no longer subject to backup withholding; and that you are a U.S. citizen.

22. You acknowledge that the Company, in order to comply with federal and state securities laws, has the duty to verify that you meet the accredited investor ("Accredited Investor") net worth and/or income requirements of Section 15 above. This verification duty of the Company means that the Manager may ask you to provide information to verify your Accredited Investor status. If you are investing as an individual or jointly with your spouse and claiming Accredited Investor status on the basis of Sections 15(a) and/or 15(b) above the Manager may request one or more of the following:

a) The Manager may request copies of any individual or joint Internal Revenue Service ("IRS") forms that report income, including, but not limited to, a Form W-2 ("Wage and Tax Statement"), Form 1099 (report of various types of income), Schedule K-1 of Form 1065 ("Partner's Share of Income, Deductions, Credits, Etc.") and a copy of a filed Form 1040 ("U.S. Individual Income Tax Return"), for the two most recent years, or

b) The Manager may request a written confirmation from a registered broker-dealer, an SEC-registered investment adviser, a licensed attorney or a certified public accountant that such person or entity has taken reasonable steps to verify that you and/or your spouse are Accredited Investors within the prior three months before investing and has determined that you and/or your spouse are Accredited Investors, or

c) If you and/or your spouse have previously invested in a Fiola Communities sponsored investment program and did so representing that you were an Accredited Investor, then by your signature hereof to this Subscription Agreement you are verifying that you remain qualified as an Accredited Investor pursuant to Section 15(a) or 15(b) above.

23. You declare under penalty of perjury that the statements, acknowledgements, representations and warranties contained herein are true, correct and complete.

24. You have instructed the Manager that you wish to own your Preferred Interests as follows (check one).

_______ (a) Separate or individual property. (In community property states, if the purchaser is married, his (her) spouse must submit written consent if community funds will be used to purchase the investor units.)

_______ (b) Husband and wife as community property. (Community property states only. Husband and wife should both sign all required documents unless advised by their attorney that one signature is sufficient.)

_______ (c) Joint tenants with right of survivorship. (Both parties must sign all required documents unless advised by their attorneys that one signature is sufficient.)

_______ (d) Tenants in common. (Both parties must sign all required documents.)

_______ (e) Trust. (Attach copy of trust instrument and include name of trust, name of trustee and date trust was formed.)

_______ (f) Partnership or limited liability company. (Attach a copy of articles or certificate if any, partnership agreement or operating agreement and include evidence of authority for the person who executes required documents.)

_______ (g) Other (indicate):

____

____

IN WITNESS WHEREOF, I (we) have executed this Subscription Agreement.

Subscriber's Signature: X______________________________ Date: ________ ___, _____

Subscriber's Signature: X______________________________ Date: ________ ___, _____

INVESTOR REGISTRATION

SPECIAL INSTRUCTIONS: In all cases, the person/entity making the investment decision to purchase the Preferred Interests must complete and sign this Subscription Agreement. For example, if the form of ownership designated above is a retirement plan for which investments are directed or made by a third party trustee, then that third party trustee must complete this Subscription Agreement rather than the beneficiaries under the retirement plan. Investors must list their principal place of residence rather than their office or other address in the section below marked Investor Information so the Company can confirm compliance with appropriate securities laws. If you wish correspondence sent to some address other than your principal residence, please provide a mailing address in the section below marked Distribution Address.

AMOUNT SUBSCRIBED FOR	Price per Preferred Interest: $5,000 Number of Preferred Interests Subscribed for:______________________ Investment Amount: $____
REGISTRATION INFORMATION	Please print the exact name (registration) Investor desires on account: ____ ____ Mailing address: ____ ____ E-mail address: ____
DISTRIBUTION ADDRESS	Please indicate to whom distributions should be sent, if not to the address set forth above. Name: ____ Address: ____ ____ Account Number: ____ ABA Number: ____ Name on Account: ____ Type of Account: __________________ Checking/Brokerage __________________ Savings
INVESTOR INFORMATION	Please send all Investor correspondence to the following: Name: ____ Address: ____ ____ Investor Phone: Business (____)_____________________________________ Home: (____)____ Investor Fax: Business (____)_______________________________________ Home: (____)____ Primary State of Residence: ___________________________________ Social Security or Federal Tax ID Number: ________________________

SIGNATURES THE UNDERSIGNED HAS THE AUTHORITY TO ENTER INTO THIS SUBSCRIPTION AGREEMENT ON BEHALF OF THE PERSON(S) OR ENTITY REGISTERED ABOVE.

Executed this ________ day of _______, _____, at _________________

____

X____
Signature (Investor, or authorized signatory)

X____
Signature (Investor, or authorized signatory)

SUBMIT SUBSCRIPTION Make check payable to "FC Comstock 8, LLC".

Mail the check and this Subscription Agreement to:

Fiola Communities
Attn: FC Comstock 8, LLC
25422 Trabuco Road, Suite 105-268
Lake Forest, CA 92630

For wiring instructions please contact Nancy De Leone at Fiola Communities. Mrs. De Leone's direct phone number is (949) 439-0878.

NOTE: All funds, whether by check or wire transfer, must be drawn on a United States bank for same day United States funds.

Acceptance of Subscription

The subscription evidenced hereby is accepted by FC Comstock 8, LLC. I acknowledge receipt of the aggregate subscription of $ ______________ this _________ day of ___________________, _____.

MANAGER
Valley Commercial, Inc.
dba Fiola Communities

By: ____________________________

Name: _________________________

Title: __________________________

FC COMSTOCK 8, LLC
INVESTOR QUESTIONNAIRE

FC Comstock 8, LLC
c/o Valley Commercial, Inc. dba Fiola Communities
25422 Trabuco Road, Suite 105-268
Lake Forest, CA 92630

RE: Reg CF Offering

Dear Sirs:

The following information is furnished to you in order for you to determine whether the undersigned will be an Accredited or Non-Accredited Investor of Preferred Interests ("Preferred Interests") in FC Comstock 8, LLC (the "Company"), pursuant to Regulation D and Regulation CF of the Securities Act of 1933, as amended (the "Act") and certain additional standards established by the Company. I understand that you will rely upon the following information for purposes of such determination, and that the Preferred Interests will not be registered under the Act or state law in reliance upon applicable exemptions from registration.

YOU AGREE THAT ALL INFORMATION CONTAINED IN THIS QUESTIONNAIRE WILL BE TREATED CONFIDENTIALLY. However, I agree that you may present this questionnaire to such parties as you deem appropriate if called upon to establish that the proposed offer and sale of the Preferred Interests are exempt from registration under Regulation D and the Act or meet the requirements of applicable state securities laws.

I also understand that the Company reserves the right to request additional information or documentation from me prior to considering my purchase.

SECTION I
To Be Completed By All Investors

1. Name: ____

2. (a) Home Address: ____

   ____

   (b) Telephone No.: ____

3. State of Permanent Residence: ____

4. (a) Business Address: ____

   ____

   (b) Telephone No.: ____

5. Email Address: ____

6. Year of Birth: ____

SECTION II
To Be Completed By Investors
Who Are Accredited Investors
As Defined in Rule 501 of Regulation D.

THE INVESTOR HAS CAREFULLY READ THE ACCOMPANYING MEMORANDUM AND, IN PARTICULAR, HAS CAREFULLY READ AND UNDERSTANDS THE INVESTOR'S REPRESENTATIONS AND WARRANTIES MADE THEREIN, AND CONFIRMS THAT ALL SUCH REPRESENTATIONS AND WARRANTIES ARE TRUE AND CORRECT.

By checking the appropriate box below, the Investor represents that he/she/it is an "Accredited Investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, since he/she hereby certifies that:

☐ Such Investor is a natural person who has a net worth or joint net worth with the Investor's spouse exceeding $1,000,000 (exclusive of the equity in their primary residence) at the time of the Investor's purchase; or

☐ Such Investor is a natural person who had an individual income in excess of $200,000 in each of the two most recent years and who reasonably expects an income in excess of $200,000 in the current year, or who together with his/her spouse had joint income in excess of $300,000 in each of the two most recent years and who reasonably expects a joint income in excess of $300,000 in the current year; or

☐ Such Investor is a (i) bank, savings and loan association or trust company, (ii) a broker/dealer registered under the Securities Exchange Act of 1934, (iii) an insurance company, (iv) an investment company registered under the Investment Company Act of 1940, (v) a pension or profit sharing trust (other than a self-employed individual retirement plan or individual retirement account), (vi) a governmental agency, (vii) a small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, (viii) a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940, or (ix) a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940; or

☐ Such Investor is an officer or director of the Company; or

☐ Such Investor is a trust with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the Preferred Interests, and its purchases of Preferred Interests are made by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D; or

☐ Such Investor is a tax-exempt organization, corporation, Massachusetts or similar business trust or partnership as described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), and has assets of not less than $5,000,000 as of its most recent audited financial statements, not formed for the specific purpose of acquiring the securities offered; or

☐ Such Investor is a corporation, partnership, trust or other entity and each and every equity owner of such entity meets the qualifications set forth in the preceding paragraphs.

SECTION III
To Be Completed By All Non-Accredited Investors

1. Business or professional education:

Name of Institution	Field of Study	Dates of Attendance	Degree Attained
________________	_____________	___________	________________
________________	_____________	___________	________________
________________	_____________	___________	________________

2. Details of any training or experience in financial, business or tax matters not disclosed in question 1:

____
____

3. Profession or business (and title, if applicable): ________________________________
____

4. Prior investments in securities issued in reliance on the private offering exemption from registration under Securities Act of 1933 (please itemize each investment separately):

Name of Issuer	Type of Investment (Partnership, Corporate Stock, Debenture, Etc.)	Year of Investment	Amount Invested
______________	______________________	____________	__________
______________	______________________	____________	__________
______________	______________________	____________	__________

5. I have made the following additional investments which may reflect my knowledge and experience in financial and business matters:

____
____
____
____
____

SECTION IV

I (We) represent to you that (a) the information contained herein is complete and accurate and may be relied upon by you and (b) I (We) will notify you immediately of any material adverse change in any of such information occurring prior to the acceptance of my subscription.

IN WITNESS WHEREOF, I (We) have initialed the foregoing statements and executed this Investor Questionnaire this ____ day of ________________, _____.

Individual Investors:

____
Print or Type Name

____
Signature

____
Address

____

____
Print or Type Name

____
Signature

____
Address

____

EXHIBIT C

TRACK RECORD FOR SOLD PROJECTS
FOR

FIOLA COMMUNITIES

Performance Record

July 2021

FIOLA COMMUNITIES
PRIVATE EQUITY REAL ESTATE

Woodruff 39 (Los Angeles County)



Sperry Fiola Partners, LLC

Acquisition Price: $4,400,000
Acquired: 16 Aug 2013
PPM Projected Annual Return: 18%
Asset Hold Period: 20 months
Disposition Price: $6,400,000
Disposition Date: 15 April 2015
Total Investor Return: 45%
Annual Return: 27%

Downey 16 (Los Angeles County)



Sperry Fiola Partners 2, LLC

Acquisition Price: $2,340,000
Acquired: 24 Oct 2013
PPM Projected Annual Return: 16%
Asset Hold Period: 13 months
Disposition Price: $3,150,000
Disposition Date: 6 Nov 2014
Total Investor Return: 18%
Annual Return: 18%

Newlin 8 (Los Angeles County)


6243

SFP NewCam 20, LLC

Acquisition Price: $1,000,000
Acquired: 24 Mar 2015
PPM Projected Annual Return: 30.7%
Asset Hold Period: 13 months
Disposition Price: $1,425,000
Disposition Date: 6 Apr 2016
Total Investor Return: 35.3%
Annual Return: 34%

Eucalyptus 22 (Los Angeles County)



Sperry Fiola Partners 3, LLC

Acquisition Price: $2,620,000

Acquired: 19 Dec 2013

PPM Projected Annual Return: 20%

Asset Hold Period: 18 months

Disposition Price: $3,700,000

Disposition Date: 23 Jun 2015

Total Investor Return: 20%

Annual Return: 14.1%

Evart 68 (San Bernardino County)



SFP Evart 68, LLC

Acquisition Price: $ 6,200,000

Acquired: 1 Apr 2015

PPM Projected Annual Return: 24.6%

Asset Hold Period: 15 months

Disposition Price: $8,180,000

Disposition Date: 15 Jun 2016

Total Investor Return: 30%

Annual Return: 24.8%

La Palma 10 (Orange County)



Fiola International, Inc.

Acquisition Price: $1,440,000

Acquired: 6 Oct 2014

PPM Projected Annual Return: 16%

Asset Hold Period: 16 months

Disposition Price: $1,850,000

Disposition Date: 20 Jan 2016

Total Investor Return: 35%

Annual Return: 27.5%

La Habra 12 (Orange County)



SFP La Habra 12, LLC

Acquisition Price: $2,170,000

Acquired: 11 Aug 2015

PPM Projected Annual Return: 14-18%

Asset Hold Period: 23 months

Disposition Price: $2,990,000

Disposition Date: 13 Jul 2017

Total Investor Return: 32.9%

Annual Return: 17.1%

Rosemead 48 (Los Angeles County)



Sperry Fiola Partners 4, LLC

Acquisition Price: $4,085,000

Acquired: 11 Feb 2016

PPM Projected Annual Return: 20-25%

Asset Hold Period: 16 months

Disposition Price: $6,750,000

Disposition Date: 14 Jun 2017

Total Investor Return: 59.9%

Annual Return: 44.7%

Camilla 12 (Los Angeles County)


13429

SFP NewCam 20, LLC

Acquisition Price: $2,000,000

Acquired: 21 May 2015

PPM Projected Annual Return: 16-19%

Asset Hold Period: 22 months

Disposition Price: $2,640,000

Disposition Date: 22 Aug 2017

Total Investor Return: 40.1%

Annual Return: 17.8%

San Dimas 30 (Los Angeles County)



FC San Dimas 30, LLC

Acquisition Price: $8,100,000

Acquired: 9 Sep 2016

PPM Projected Annual Return: 21%

Asset Hold Period: 21 months

Disposition Price: $9,830,000

Disposition Date: 13 Jul 2018

Total Investor Return: 13.9%

Annual Return: 8.14%

Deeboyar 12 (Los Angeles County)



FC Deeboyar 12, LLC

Acquisition Price: $2,857,000

Acquired: 20 Aug 2016

PPM Projected Annual Return: 16-19%

Asset Hold Period: 22 months

Disposition Price: $3,955,000

Disposition Date: 8 Jun 2018

Total Investor Return: 37.9%

Annual Return: 21%

Milton 8 (Los Angeles County)



FC Milton 8, LLC

Acquisition Price: $1,400,000

Acquired: 30 Dec 2016

PPM Projected Annual Return: 20-26%

Asset Hold Period: 15 months

Disposition Price: $2,050,000

Disposition Date: 1 Jun 2018

Total Investor Return: 31.3%

Annual Return: 21%

Casa Grande 16 (Orange County)



SFP Casa Grande 16, LLC

Acquisition Price: $2,800,000

Acquired: 25 Aug 2015

PPM Projected Annual Return: 16-20%

Asset Hold Period: 14 months

Disposition Price: $3,800,000

Disposition Date: 30 Sept 2016

Total Investor Return: 27.5%

Annual Return: 23.9%

Corley 9 (Los Angeles County)



Fiola International, Inc.

Acquisition Price: $1,200,000

Acquired: 7 Oct 2014

PPM Projected Annual Return: 16%

Asset Hold Period: 24 months

Disposition Price: $1,830,000

Disposition Date: 14 Sept 2016

Total Investor Return: 56%

Annual Return: 29.1%

Westside 16 (Los Angeles County)



Sperry Fiola Partners 5, LLC

Acquisition Price: $2,525,000

Acquired: 20 Aug 2015

PPM Projected Annual Return: 16-18%

Asset Hold Period: 14 months

Disposition Price: $3,200,000

Disposition Date: 6 Oct 2016

Total Investor Return: 28.5%

Annual Return: 25.5%

Parrot 16 (Los Angeles County)



SFP Parrot 16, LLC

Acquisition Price: $2,380,000

Acquired: 20 Nov 2015

PPM Projected Annual Return: 16-21%

Asset Hold Period: 12 months

Disposition Price: $3,550,000

Disposition Date: 29 Nov 2016

Total Investor Return: 27.1%

Annual Return: 26.3%

Penn 12 (Los Angeles County)



SFP MilPen 20, LLC

Acquisition Price: $2,000,000

Acquired: 1 May 2015

PPM Projected Annual Return: 16-21%

Asset Hold Period: 44 months

Disposition Price: $3,100,000

Disposition Date: 28 Nov 2018

Total Investor Return: 64.7%

Annual Return: 18.1%

Alondra 37 (Los Angeles County)


12245

FC Alondra 37, LLC

Acquisition Price: $6,600,000

Acquired: 31 Mar 2017

PPM Projected Annual Return: 16-21%

Asset Hold Period: 25 months

Disposition Price: $9,145,000

Disposition Date: 25 Apr 2019

Total Investor Return: 34%

Annual Return: 17.1%

Santa Fe 6 (Orange County)



FC Santa Fe 6, LLC

Acquisition Price: $1,100,000

Acquired: 25 Jul 2017

PPM Projected Annual Return: 16-20%

Asset Hold Period: 24 months

Disposition Price: $1,150,000

Disposition Date: 24 Jul 2019

Total Investor Return: 16.2 %

Annual Return: 8.1%

Lemon 8 (Los Angeles County)



FC Lemon 8, LLC

Acquisition Price: $2,180,000

Acquired: 31 Jul 2017

PPM Projected Annual Return: 16-21%

Asset Hold Period: 25 months

Disposition Price: $2,880,000

Disposition Date: 14 Aug 2019

Total Investor Return: 19.4%

Annual Return: 9.5%

Walthall 41 (Los Angeles County)


6829

FC Walthall 41, LLC

Acquisition Price: $6,770,000

Acquired: 25 Oct 2019

PPM Projected Annual Return: 19-21%

Asset Hold Period: 8 months

Disposition Price: $8,725,000

Disposition Date: 07 Jul 2020

Total Investor Return: 10.89%

Annual Return: 15.5%

Investment Opportunities

We at Fiola Communities, a private equity real estate company, understand that it is our fulltime commitment to provide true diversification and stabilization to our investor's portfolio. The Fiola Communities' model of disciplined, value-add acquisitions in core in-fill markets, principally in southern California, delivers a low-risk, tangible equity investments that have yielded outstanding returns, even when compared to the riskier real estate opportunities currently being offered by others in inland markets. We approach potential acquisitions with unit-by-unit inspections as well as thorough market and submarket research, making conservative projections as we weigh potential market fluctuations, then share these analyses in our property profile and investor packets. In all, coupled with decades of experience and trusted industry relationships, Fiola Communities believes ours to be a particularly successful strategy in continuing to garner the greatest returns possible in this competitive real estate investment environment.

Sincerely,

Richard Fiola
Founder, President

Roger Fiola
Managing Director

Damian Lynch
Director of Acquisitions
530-798-8171
damian@fiolacommunities.com

EXHIBIT D

FINANCIAL STATEMENT
FOR

FC COMSTOCK 8, LLC

I, Richard D. Fiola, acting in my capacity as Manager, certify that:

(1) the financial statements of FC Comstock 8, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of FC Comstock 8, LLC (not) included in this Form (due to no income) reflects accurately the information reported on the (non-existent) tax return
for FC Comstock 8, LLC for the fiscal year ended 12/31/2020

By FC Comstock 8, LLC Its
Manager

Signed:

Richard Fiola
As Manager

FC Comstock 8, LLC

0

Income Statement

As of 6/30/2021

(Unaudited)

Revenue

	Sales revenue	$0.00
	(Less sales returns and allowances)	$0.00
	Service revenue	$0.00
	Interest revenue	$0.00
	Other revenue	$0.00
Total Revenues		**$0.00**

Expenses

	Advertising	$0.00
	Bad debt	$0.00
	Commissions	$0.00
	Cost of goods sold	$0.00
	Depreciation	$0.00
	Employee benefits	$0.00
	Furniture and equipment	$0.00
	Insurance	$0.00
	Interest expense	$0.00
	Maintenance and repairs	$0.00
	Office supplies	$0.00
	Payroll taxes	$0.00
	Rent	$0.00
	Research and development	$0.00
	Salaries and wages	$0.00
	Software	$0.00
	Travel	$0.00
	Utilities	$0.00
	Web hosting and domains	$0.00
	Other	$0.00
Total Expenses		**$0.00**
	Net Income Before Taxes	$0.00
	Income tax expense	$0.00
Income from Continuing Operations		**$0.00**

Below-the-Line Items

	Income from discontinued operations	$0.00
	Effect of accounting changes	$0.00
	Extraordinary items	$0.00
Net Income		**$0.00**

Certified to be true and correct

VALLEY COMMERCIAL, INC DBA FIOLAS COMMUNITIES

BY: ____________________

Richard Fiola, Its President and CEO

June 30, 2021

FC Comstock 8, LLC

Balance Sheet

6/30/2021

(Unaudited)

Assets

Current Assets		
	Cash	$719,943.41
	Cas in Escrow	$0.00
	Inventory	$0.00
	Prepaid expenses	$0.00
	Short-term investments	$0.00
	Total current assets	**$719,943.41**
Fixed (Long-Term) Assets		
	Long-term investments	$0.00
	Property, plant, and equipment	$0.00
	(Less accumulated depreciation)	$0.00
	Intangible assets	
	Total fixed assets	$0.00
Other Assets		
	Deferred income tax	
	Other	
	Total Other Assets	$0.00
Total Assets		**$719,943.41**

Liabilities and Owner's Equity

Current Liabilities		
	Accounts payable	$0.00
	Short-term loans	$0.00
	Income taxes payable	$0.00
	Accrued salaries and wages	$0.00
	Unearned revenue	$0.00
	Current portion of long-term debt	$0.00
	Total current liabilities	$0.00
Long-Term Liabilities		
	Long-term debt	$0.00
	Deferred income tax	$0.00
	Other	$0.00
	Total long-term liabilities	$0.00
Owner's Equity		
	Owner's investment	$719,943.41
	Retained earnings	$0.00
	Other	
	Total owner's equity	$719,943.41
Total Liabilities and Owner's Equity		**$719,943.41**

Certified to be true and correcf

VALLEY COMMERCIAL, INC DBA FIOLAS COMMUNITIES

BY:

Richard Fiola, Its President and CEO

June 30, 2021

FC Comstock 8, LLC
Cash Flow Statement

For the Year Ending		6/30/2021
Cash at Beginning of Year	$	719,943.41

Operations			
Cash receipts from			
	Customers	$	-
	Other Operations	$	-
Cash paid for			
	Inventory purchases	$	-
	General operating and administrative expenses	$	-
	Wage expenses	$	-
	Interest	$	-
	Income taxes	$	-
Net Cash Flow from Operations		$	-
Investing Activities			
Cash receipts from			
	Sale of property and equipment	$	-
	Collection of principal on loans		
	Sale of investment securities		
Cash paid for			
	Purchase of property and equipment	$	-
	Making loans to other entities		
	Purchase of investment securities		
Net Cash Flow from Investing Activities		$	-
Financing Activities			
Cash receipts from	Formation of Company	$	719,943.41
	Issuance of stock		
	Borrowing		
Cash paid for			
	Repurchase of stock (treasury stock)		
	Repayment of loans	$	-
	Dividends	$	-
Net Cash Flow from Financing Activities		$	719,943.41
Net Increase in Cash		**$**	**719,943.41**

Cash as of 9/1/2020	$	1,439,886.82

Certified to be true and correcf

VALLEY COMMERCIAL, INC DBA FIOLAS COMMUNITIES

BY: ______________________

Richard Fiola, Its President and CEO

June 30, 2021

EXHIBIT E

EXECUTIVE SUMMARY
OF

FC COMSTOCK 8, LLC

FIOLA COMMUNITIES

Executive Summary Highlights

First Draft

8 Unit Multi-Family Investment Opportunity

FC Comstock 8, LLC

By: Fiola Communities

A Division of Valley Commercial, Inc.

7313 Comstock Avenue

Whittier, California


7313
Serenade

For more information, please contact:

Damian Lynch

(530) 798-8171

damian@fiolacommunities.com

A full Private Placement Memorandum summarizing FC Comstock 8, LLC is available upon request for a complete discussion regarding these and other aspects of this investment offering.

INVESTMENT SUMMARY

Fiola Communities is seeking Investors to provide capital funds totaling approximately $830,000 to acquire a quality garden-style apartment community located in Uptown neighborhood of Whittier in eastern Los Angeles County.

We anticipate holding this asset two (2) to five (5) years and the investor members shall receive *an 8% preferred return per annum* while equity investments are held by the company. Once the asset income is stabilized, the company will distribute preferred returns quarterly from the property's excess cash flow. From approved accredited investors, Fiola communities will accept in its sole and absolute discretion equity investments between $30,000 and $500,000. FC Comstock 8, LLC is the single asset entity being formed to acquire and operate the apartments.

The community consists of 8 residential units in good condition, having a value-added rehabilitation component, which will result in a substantial increase in rents. The building consists of (6) six 1br/1ba and (2) two 2br/1ba apartments. Average rents are about $400 under the current market rates for comparable apartments. The excellent location and attractive layout of this community with the company's expertise in rehabilitation will enhance the residents' enjoyment there.

INVESTMENT HIGHLIGHTS

- Located in the heart of Southeast Los Angeles County with good proximity to all Los Angeles and Orange County employment centers.
- Solid Returns: Including the 8% preferred return, we believe this this asset will yield an annual return in the 18-20% range.
- Great unit mix of all 1br/1ba and 2br/1ba apartments.
- Significant Rental Upside as the units are currently almost $400 less than current market rates
- Highly Desirable Asset and Pricing at $225k/unit.

Economic Highlights					
Hold Period	Year 1	Year 2	Year 3	Year 4	Year 5
Investor Cash Flow:	1.2%	2.3%	3.6%	5.2%	7.0%
Annualized Investor returns of approximately (average based on a sale in that year)	-32.6%	1.0%	12.6%	18.8%	20.0%
2-5 years anticipated hold period					

LOCATION

The Property is located in the City of Whittier approximately 12 miles southeast of Downtown Los Angeles. Home of Whittier College, Rio Hondo Community College, Presbyterian Intercommunity Hospital and minutes from other hospitals, along with excellent proximity to Class A retail shopping and transportation including easy access to the I-605, I-5 and CA-60 freeways.

MARKET

Marcus and Millichap's Q1 2021 Apartment Market Report claims the Los Angeles metro recaptures more than one fourth of the 417,500 positions lost last year, translating to employment growth of 2.6 percent. This annual rate of job creation will slightly trail the national increase. Remote working arrangements have lifted Class A vacancy to a high mark, areas south and east of downtown will be notably less exposed. These Class C-heavy areas, however, may record upticks in vacancy once eviction moratoriums and rent deferment legislation expire.

BUSINESS PLAN

Upon acquisition of the Property, Fiola Communities will implement a business plan in concert with a third party management company, Sullivan Property Management. ***The primary focus upon acquisition will be to complete a capital improvement program on unit turns to improve the overall operating income of the asset.*** Major components of the rehabilitation of the Property are:

- ***Repair any roof and plumbing issues for the building.***
- ***Unit interior renovation upon turnover of residents.***
- ***Implementing a utility reimbursement program.***

The Total Cost of Interior and Exterior Improvements is $100,000 with an Interior Renovation budget at $60,000 and Exterior Renovation budget at $40,000.

CAPITAL STRUCTURE

At acquisition, we will obtain a new first trust deed loan in the amount of $1,200,000 from CTBC Bank Corp. (USA) or another source. Fiola Communities will raise approximately $830,000 of equity funds from private Investors and itself, for which all Investors will be paid a preferred return. We anticipate an annualized return to investors between 18-20% based on a sale in year four using a conservative exit cap rate of 4.6% which is fourty basis points higher that current market cap rates (4.2) for the quality and location of these units.

Sensitivity Analysis

Sales Price Sensitivity (After Commission and Closing Costs)

Hold Period		1 Year	2 Year	3 Year	4 Year	5 Year
NOI		$ 73,592	$ 84,974	$ 97,058	$ 110,432	$ 125,226
Cap Rate						
-0.50%	4.10%	$ 2,072,533	$ 2,367,276	$ 2,693,465	$ 3,054,291	$ 3,240,406
Market	*4.60%*	*$ 1,847,258*	*$ 2,109,963*	*$ 2,400,697*	*$ 2,722,303*	*$ 2,888,188*
0.25%	4.85%	$ 1,752,038	$ 2,001,202	$ 2,276,950	$ 2,581,978	$ 2,739,312
0.75%	5.35%	$ 1,588,297	$ 1,814,174	$ 2,064,151	$ 2,340,671	$ 2,483,302
Annualized Return Variance						
-0.50%	4.10%	-7.2%	14.0%	21.4%	26.3%	26.3%
Market	*4.60%*	*-32.6%*	*1.0%*	*12.6%*	*18.8%*	*20.0%*
0.25%	4.85%	-43.4%	-5.1%	8.9%	15.6%	17.3%
0.75%	5.35%	-61.8%	-15.6%	1.2%	10.2%	12.7%

COMPETITIVE MARKET ANALYSIS

We have studied the rental competition and sales prices for similar properties in this sub-market. Our financial analysis is based on our findings, concluding that the purchase price being paid is very attractive where similar assets are trading around $235,000/unit with stabilized assets offering around $300,000/unit. We also believe that the rents projected are achievable and will possibly be exceeded.

A full Private Placement Memorandum summarizing FC Comstock 8, LLC is available upon request for a complete discussion regarding these and other aspects of this investment offering.

FIOLA COMMUNITIES

SOURCE OF FUNDS

	Amount	% Total
Total Equity	$830,000	40.9%
Loan 1	$1,200,000	59.1%
TOTAL SOURCES OF FUNDS	**$ 2,030,000**	**100.0%**

purchase PRICE	current GRM	current CAP RATE	market GRM	market CAP RATE	PRICE/UNIT	PRICE/SQFT
$1,800,000	14.95	4.09%	11.45	5.62%	$ 225,000	$ 315.46
full basis						
$2,030,000	16.86	3.63%	12.92	4.98%	**$ 253,750**	$ 355.77

USES OF FUNDS

	Amount	% Total
Acquisition Price	$ 1,800,000	88.67%
Acquisition Fee	$ 36,000	1.77%
Property Acquisition	$ 5,560	0.27%
Lender Fees	$ 8,000	0.39%
Title and Endorsements	$ 8,000	0.39%
Offering Costs	$ 35,000	1.72%
Organizational Costs	$ 10,000	0.49%
Professional Services	$ 9,000	0.44%
Prepaid Expenses	$ 15,440	0.76%
1st Loan Origination	$ 3,000	0.15%
Rehab Budget	$ 100,000	4.93%
TOTAL USES OF FUNDS	$ 2,030,000	**100.0%**

ANALYSIS OF INCOME PROPERTY

No.	Type	SqFt	Total entable SqFt	Current Rents, Vacancy & Estimated Expenses Total	Per Unit	Per SqFt	Market Rents, Vacancy & Estimated Expenses Total	Per Unit	Per SqFt	Yr1 Post Rehab Rents, Vacancy & Estimated Expenses Total	Per Unit	Per SqFt
6	1b/1ba	651	3,906	$7,610	$1,268	$1.95	$9,300	$1,550	$2.38	$8,371	$1,395	$2.14
2	2b/1ba	900	1,800	$2,330	$1,165	$1.29	$3,700	$1,850	$2.06	$2,563	$1,282	$1.42
8		713 avg. sf/unit	**5,706**	**$9,940**	$1,243	$1.74	**$13,000**	$1,625	$2.28	**$10,934**	$1,367	$1.92
							30.8% increase over current			10.0% increase over current		

INCOME		TOTAL	PER UNIT	PER SQFT	TOTAL	PER UNIT	PER SQFT	TOTAL	PER UNIT	PER SQFT
Monthly Apartment Rents		$ 9,940	$ 1,243	$1.74	$ 13,000	$ 1,625	$2.28	$ 10,934	$ 1,367	$1.92
Laundry Income		$ 96	$ 12	$0.02	$ 96	$ 12	$0.02	$ 96	$ 12	$0.02
Misc		$ -	$ -		$ -	$ -		$ -	$ -	
GROSS SCHEDULED MONTHLY INCOME		**$ 10,036**	$ 1,255	$1.76	**$ 13,096**	$ 1,637	$2.30	**$ 11,030**	$ 1,379	$1.93
GROSS OPERATING INCOME		**$120,432**	**$ 15,054**	$21.11	**$157,152**	**$19,644**	$27.54	**$132,360**	**$16,545**	$23.20
Vacancy & Concessions	3.00%	$ 3,613	$ 452	$0.63	$ 4,715	$ 589	$0.83	$ 3,971	$ 496	$0.70
EFFECTIVE GROSS INCOME		**$116,819**	**$ 14,602**	**$20.47**	**$152,437**	**$19,055**	**$26.72**	**$128,389**	**$16,049**	**$22.50**
LESS EXPENSES										
Payroll & Benefits		$ -			$ 2,400	300	$0.42	$ 2,400	300	$0.42
General & Administrative		$ -			$ 400	50	$0.07	$ 400	50	$0.07
Leasing & Marketing		$ -			$ 560	70	$0.10	$ 560	70	$0.10
Repairs & Maintenance		$ 4,600	$ 575	$0.81	$ 4,800	600	$0.84	$ 4,800	600	$0.84
Unit Turnover		$ -			$ 6,400	800	$1.12	$ 6,400	800	$1.12
Contract Services		$ 900	$ 113	$0.16	$ 800	100	$0.14	$ 800	100	$0.14
Utilities		$ 5,377	$ 672	$0.94	$ 5,280	660	$0.93	$ 5,280	660	$0.93
RE Taxes	1.2%	$ 22,441	$ 2,805	$3.93	$ 21,600	2,700	$3.79	$ 21,600	2,700	$3.79
Insurance		$ 2,000	$ 250	$0.35	$ 2,640	330	$0.46	$ 2,640	330	$0.46
Property Mgmt	4%	$ 5,830	$ 729	$1.02	$ 4,369	546	$0.77	$ 4,369	546	$0.77
Reserves		$ 2,000	$ 250	$0.35	$ 2,000	250	$0.35	$ 2,000	250	$0.35
TOTAL EXPENSES	**35.83%**	**$ 43,148**	**$ 5,394**	**$7.56**	**$ 51,249**	**$ 6,406**	**$8.98**	**$ 51,249**	**$ 6,406**	**$8.98**
NET OPERATING INCOME	**61.17%**	**$ 73,671**	**$ 9,209**	**$12.91**	**$101,188**	**$12,649**	**$17.73**	**$ 77,140**	**$ 9,642**	**$13.52**